UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

 cosan

Cosan S. A.

(a free translation from the original prepared in Portuguese)

cosan

1

Cosan S.A.

Management Report 2025

Cosan S.A. (“Cosan” or “Company”) submits for consideration by its shareholders the Management Report regarding the activities performed in the fiscal year ended December 31, 2025. The results are presented in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS). Unless otherwise indicated, the comparisons presented in this report consider 2025 versus 2024.

The Company also provides a detailed version of its Financial Statements and its 4Q25 and 2025 earnings release on its website: https://www.cosan.com.br/en/

1.           Management Message

We concluded 2025 amid a still challenging macroeconomic environment in Brazil. Despite this backdrop, we were able to take fundamental steps towards strengthening Cosan’s capital structure and reducing leverage. We completed the capitalization process and welcomed new strategic shareholders, reinforcing our governance framework and providing long-term capital stability.

Across our business portfolio, following a year marked by significant challenges, our controlled companies demonstrated resilience and adaptability in their operational results, which are detailed in Section C. Portfolio Performance of the 4Q25 and 2025 earnings release.

We started 2026 with a simplified organizational structure and the execution of debt prepayments totaling approximately R$6.2 billion. At Compass, we announced the intention to carry out a secondary public equity offering, with a focus on further advancing the reduction of Cosan’s indebtedness.

2.           Annual Results

Cosan Consolidated

Below we present Cosan’s consolidated accounting results for 2025 and its business units. With the exception of Raízen (a joint venture formed between Cosan and Shell which is accounted via equity pickup method), all other information reflects the full consolidation (100%) of the subsidiaries’ results, regardless of Cosan’s stake. For further information, see Note 9 – “Investment in Subsidiaries and Associates” of the individual and consolidated financial statements as of December 31, 2025 (“Financial Statements”).

2

It is important to clarify that the Cosan Corporate segment represents the Company’s corporate structure, which comprises: (i) senior management and corporate teams that incur G&A and other operating expenses (revenues), including pre-operating investments; (ii) equity pickup results from investments; and (iii) financial results attributable to cash and debt at the holding company level, intermediate holding companies (Cosan Nove and Cosan Dez), and offshore financial entities, among other expenses, as detailed in Notes 1 and 4 to the Financial Statements. The tables below reflect the complete information disclosed in the Company’s Financial Statements.

Statement of income for the fiscal year - BRL mln	2025	2024	Change
Net sales revenue	40,419	43,951	-8%
Cost of sales	(27,243)	(30,236)	-10%
Gross profit	13,176	13,715	-4%
Selling expenses	(4,378)	(4,421)	-1%
Other operation income (expenses), net	3,161	1,550	n/a
Impairment loss	(1,494)	(3,155)	-53%
Interest in earnings of investees for subsidiaries and associates	220	1,719	-87%
Interest in earnings of investees of jointly controlled entities	(10,885)	(1,230)	n/a
Impairment loss in an associate	—	(4,672)	n/a
Financial results	(7,791)	(8,750)	-11%
Income tax	(2,203)	(3,191)	-31%
Operation discontinued.	—	274	n/a
Profit (loss) of the year	(10,194)	(8,162)	25%
Profit (loss) for the year attributed to:
Non-controlling interests	(472)	1,262	n/a
Owners of the Company	(9,722)	(9,424)	3%
Profit (loss) for the period	(10,194)	(8,162)	25%

Information by Segment:

Results by business unit	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of a Joint Venture	Eliminations between segments	Consolidated
2025
Net sales revenue	232,247	16,604	9,320	13,848	654	3	(232,247)	(11)	40,419
Cost of sales	(223,040)	(12,573)	(7,036)	(7,562)	(82)	–	223,040	11	(27,243)
Gross profit	9,207	4,031	2,284	6,286	572	3	(9,207)	–	13,176
Selling expenses	(8,386)	(1,079)	(2,217)	(696)	(96)	(290)	8,386	–	(4,378)
Other operation income (expenses), net	(1,469)	658	916	123	1,309	155	1,469	–	3,161
Impairment loss	(6,497)	–	–	(1,228)	–	(266)	6,497	–	(1,494)
Net Financial results	(9,130)	(1,638)	(322)	(3,025)	63	(2,870)	9,130	–	(7,791)
Interest in earnings of investees for subsidiaries and associates	(24)	116	–	102	–	2,275	24	(2,273)	220
Interest in earnings of investees of jointly controlled entities	(178)	–	–	(7)	–	(10,878)	178	–	(10,885)
Income tax	(5,839)	(629)	(104)	(689)	(186)	(595)	5,839	–	(2,203)
Profit (loss) of the year	(22,315)	1,460	558	865	1,661	(12,465)	22,315	(2,273)	(10,194)
Profit (loss) for the year attributed to:
Non-controlling interests	(58)	330	168	608	1,165	(2,743)	58	–	(472)
Owners of the Company	(22,257)	1,130	390	257	496	(9,722)	22,257	(2,273)	(9,722)
Profit (loss) of the year	(22,315)	1,460	558	865	1,661	(12,465)	22,315	(2,273)	(10,194)

Note: Although Raízen SA is a joint venture recorded using the equity method and is not proportionally consolidated, Management continues to review the information by segment. The reconciliation of these segments is presented in the column "Deconsolidation of a Joint Venture".

3

Below we present the material changes in the income statement:

Net Revenue

Cosan’s consolidated net operating revenue totaled R$40.4 billion in 2025, representing an 8% decrease compared to 2024. The main factors contributing to this variation by segment are described below:

Rumo recorded net operating revenue of R$13.8 billion in 2025, remaining virtually stable compared to 2024, due to a combination of operational and market-related factors. Performance reflected higher transported volumes, despite a reduction in the average tariff. The main growth driver was the Northern Operation, with emphasis on the contribution from new logistics flows of pulp, liquid fuels, and bauxite, as well as higher volumes transported in the grain portfolio.

At Compass, net operating revenue totaled R$16.6 billion in 2025, 10% lower in comparison to R$18.4 billion in 2024, mainly reflecting the migration of customers from the regulated market to the free market.

Moove reported net operating revenue of R$9.3 billion in 2025, a 9% decrease versus the prior year. This performance was primarily impacted by lower lubricant sales, reflecting operational impacts resulting from the fire at the Rio de Janeiro plant. Despite the adverse scenario, the company sought to mitigate impacts through portfolio management strategies and optimization of the product mix, aiming to maintain competitiveness and operational efficiency.

At Radar, net operating revenue reached R$654 million in 2025, representing a reduction compared to R$1.4 billion in 2024, mainly reflecting the lower number of agricultural properties sold from the portfolio compared to the previous year.

Cost of sales

The cost of sales provided by Cosan’s subsidiaries totaled R$27.2 billion in the fiscal year ended, representing a 10% decrease compared to 2024. This reduction mainly reflects: (i) at Compass, the impact of customer migration from the regulated to the free market; (ii) at Radar, an 89% reduction in operating costs due to the lower number of agricultural property sales in 2025; and (iii) at Moove, a 4% decrease in operating costs, reflecting the impacts of the fire that occurred in 2025 at the Rio de Janeiro plant.

Gross profit

Based on the results presented, Cosan recorded gross profit of R$13.2 billion in 2025, 4% lower than the previous year. This decline was mainly driven by the performance of the Moove segment, which was significantly impacted as described above. Additionally, the Radar segment also contributed to the reduction in gross profit due to a reduction in the number of agricultural property sales during the year compared to the prior year.

Selling, General, Administrative Expenses, Other operating income (expenses) and Impairment

Consolidated selling, general and administrative expenses, other operating income (expenses), and impairment losses totaled R$ 2.7 billion in 2025, representing a reduction compared to the prior period, mainly impacted by the following factors:

At Rumo, selling, general and administrative expenses, other operating income (expenses), and impairment losses totaled R$1.8 billion in 2025 (-55%). This performance reflects continuous control of fixed costs and efficiency gains in personnel and operational management, in line with the company’s operational discipline and cost optimization strategy. Additionally, results were positively impacted by compensation for loss of profits related to the Southern Operation, recognition of tax credits, and impairment losses.

At Moove, selling, general and administrative expenses and other income totaled R$1.3 billion in 2025, with the reduction mainly driven by the other income line, reflecting the receipt of compensation for lost profits and property damage related to the fire that occurred in early 2025 at the Rio de Janeiro plant.

At Cosan Corporate, selling, general and administrative expenses, other operating income (expenses), and impairment losses totaled R$401.2 million, representing a 54% decrease compared to the same period of the previous year, mainly due to: (i) reduction in costs associated with the Long-Term Incentive Program, reflecting the decline in the share price; (ii) the the accrual of cost sharing from businesses activities centrally performed; and (ii) the impact of the partial divestment of the stake in Vale carried out in 2024.

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Financial Result

In 2025, Cosan’s consolidated financial result totaled an expense of R$7.8 billion, compared to an expense of R$8.8 billion in 2024. This reduction is mainly explained by:

At Rumo, the financial result totaled R$3.0 billion (+17%), mainly impacted by the higher net debt cost, reflecting increased leverage and the effect of a higher average CDI. Higher interest rates also contributed to an increase in the monetary variation of concession liabilities. Other financial income was positively impacted by higher capitalization of interest on ongoing investment projects.

At Compass, the financial result reached R$ 1.6 billion in 2025, representing a 92% increase versus the prior year, mainly driven by higher debt costs, increased interest rates, and a non-recurring effect in 2024, as detailed in Note 32 to Compass’ Financial Statements.

At Cosan Corporate, the financial result amounted to R$2.9 billion in 2025, a 44% decrease compared to 2024, mainly reflecting:

(i) the positive result from foreign exchange variation on bonds and the lower impact of interest expenses, thanks to the reduction in gross debt; and (ii) higher cash balance resulting from the follow-on offering at Cosan and the sale of a partial stake in Rumo, carried out in November and December 2025, respectively, in addition to a higher interest rate environment.

Equity Pickup

Equity pickup results were negative R$10.7 billion in 2025, compared to negative R$4.2 billion in 2024, mainly due to the non-recurring and non-cash recognition of impairment losses on certain Raízen’s assets, recorded due to the application of accounting procedures arising from significant uncertainty regarding its ability to continue (going concern).

Income Tax and Social Contribution

As of December 31, 2025, income tax and social contribution expenses totaled R$2.2 billion, 31% lower in comparison to R$3.2 billion in 2024. The effective tax rate was 27.6% in 2025, compared to 60.8% in the prior year. This reduction mainly reflects tax losses and unrecognized temporary differences totaling R$2.4 billion, representing a 44% decrease compared to 2024, which also included the write-off of tax losses from prior periods at the parent company level.

Profit (loss)

Cosan ended 2025 with a consolidated net loss of R$10.2 billion, representing a negative variation of R$2.0 billion compared to 2024, mainly reflecting the accounting recognition of the recoverable amount of certain assets at Raízen.

3.           Proposal for allocation of the Company's results for the fiscal year ended December 31, 2025

The allocation of results will be submitted for deliberation at the next Annual General Meeting, in accordance with Note 17 to the Financial Statements.

4.           Human capital

Safety and well-being remain priorities for the Company, with a permanent ambition of zero accidents. In this context, the LTIF¹ safety indicator was 0.282 in 2025, remaining stable compared to 2024. Cosan and its investee companies continue to focus on maintaining high safety standards in their operations, with ongoing investments in training, technology, and safe practices, as well as health benefits that reinforce care for people’s physical and mental well-being.

The Development agenda was strengthened through structured programs and initiatives aimed at expanding capabilities, developing leadership, and supporting employee growth, connecting people development with the Company’s strategic business priorities.

In terms of Diversity, partnerships with the Forum of Companies and LGBTI+ Rights and the Business Initiative for Racial Equality were maintained, and a new partnership was established with Movimento Mulher 360º, further strengthening the Company’s actions related to equity and inclusion.

At the end of 2025, Cosan’s administrative structure underwent a simplification process, resulting in a significant reduction in headcount. This movement led to a greater transfer of activities from the holding company to the operating entities.

5

In compliance with Law No. 15,177/2025, which amends Law No. 6,404/1976, the Company presents:

Employed women by hierarchical level	2025		2024
	Amount	Proportion	Amount	Proportion
Board of Directors and above	4	44%	5	50%
Management	7	30%	14	44%
Coordination	26	79%	31	66%
Administrative	29	66%	37	60%
Internship	3	50%	3	75%

Women holding positions in Cosan's management	2025			2024
	Amount	Proportion	Amount	Proportion
Board of Directors	1	13%	2	22%
Statutory Directors	1	33%	1	25%

Proportion of women's remuneration relative to men's remuneration by hierarchical level[1]	2025	2024
Board of Directors and above	127.7%	96.8%
Management	88.5%	90.4%
Coordination	96.8%	101.2%
Administrative	96.4%	88.4%
Internship	100.0%	100.0%

Note: (1) Amounts consider annual compensation, including an estimate of short-term variable compensation. To ensure comparability, only employees who worked the full 12 months of the year were considered. There are differences in hierarchical level, seniority, tenure, performance, among other factors, among employees grouped within the same classification. The segmentation considers a minimum number of employees of both genders in each group; however, highly specific roles in which there are employees of only one gender were not included.

Note:(2) Lost time injury frequency = Number of accidents per million hours worked.

Cosan reiterates its commitment to promoting gender equity, in line with the guidelines of its Diversity, Equity and Inclusion Policy, and reinforces that it fosters an internal culture that promotes and respects the values and needs of all people, without distinction of color, gender, religion, culture, sexual orientation, physical condition, appearance, or age.

5.           Capital Market & Corporate Governance

In 2005, Cosan entered the capital markets, with its shares listed on the Novo Mercado segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), under the ticker CSAN3. Cosan also has American Depositary Shares (ADSs) traded on the New York Stock Exchange (NYSE) since March 2021.

In November 2025, the Company’s controlling shareholders, Aguassanta Investimentos S.A. and Queluz Holding Limited, investment vehicles of the family of Mr. Rubens Ometto Silveira Mello, entered into a shareholders’ agreement with BTG Pactual Holding and Perfin Infraestrutura (together, the “Investors”), and the Company also carried out two primary public offerings of common shares, raising R$ 10.5 billion, with the objective of strengthening its capital structure and reducing holding company indebtedness. The new Investors are strategic business groups with diversified investments, including in infrastructure, and aim to contribute to the enhancement of corporate governance and to the execution of the Company’s long-term strategy.

6

Following the public offerings mentioned above, as of December 31, 2025, Cosan’s share capital was represented by 3,966,570,932 registered, book-entry common shares with no par value, all of which carry voting rights, in accordance with the Novo Mercado regulations of B3.

Management remains committed to the continuous evolution of the Company’s governance environment. The Board of Directors is supported by committees that address the Company’s priority matters, including the Fiscal Council and the Statutory Audit Committee, both of which operate independently from Management. Cosan also has a dedicated area responsible for risk management, information security, internal controls, and internal audit, which strengthens governance at the holding company level and provides support to the companies in our portfolio.

In addition, Cosan adopts best market practices and procedures with the objective of complying with applicable legislation and regulations, as well as with the rules set forth in its Code of Conduct and policies related to the prevention, detection, and mitigation of misconduct, fraud, corruption, bribery, irregularities, and unlawful acts, especially in dealings with the Public Administration. The Code of Conduct is available on the Company’s website (https://www.cosan.com.br/en/).

6.           Commitment to Sustainability

Cosan annually discloses environmental, social, and governance (ESG) information through its Sustainability Report, presenting priority topics in accordance with its materiality matrix, in addition to addressing matters such as risk management. Since 2023, the reporting of annual sustainability information has followed the format of Cosan’s Integrated Report, in compliance with CVM Resolution No. 14/20.

In June 2023, the International Sustainability Standards Board (ISSB) issued IFRS S1 – General Requirements for Disclosure of Sustainability-related Financial Information and IFRS S2 – Climate-related Disclosures, which establish new disclosure requirements regarding, respectively, sustainability-related risks and opportunities and climate-related disclosures. The Company is taking the necessary measures to comply with these standards, whose adoption is required for fiscal years beginning on or after January 1, 2026, pursuant to CVM Resolution No. 193, issued in October 2023.

Cosan has also been a signatory to the United Nations Global Compact since 2020 and has been recognized in leading ESG benchmarks: (i) by the Carbon Disclosure Project (CDP), the Company advanced to an “A” score in CDP Climate, one of the world’s leading references for transparency and climate risk management; and (ii) by S&P Global, the Company was once again included in the “Sustainability Yearbook 2026”, being recognized as one of the top-performing companies in its sector based on its S&P Global ESG Score.

7.           Investments in subsidiaries and associates

In accordance with Article 243 of Law No. 6,404/1976, the Company reports that it holds material investments in subsidiaries and associates operating in strategic areas of its business. These investments are recorded on the balance sheet and detailed in Note 9 to the Financial Statements, which presents the composition of the portfolio and the respective interests.

7

Investments in subsidiaries and associates are accounted for using the equity pick up method, whereby the Company’s share in the results and changes in equity of these investees is recognized proportionally in its financial statements. The main companies that comprise this portfolio, as well as the respective amounts invested, are disclosed in the balance sheet and are summarized in the investment table below.

In thousands of Reais	Balance as of December 31, 2025	Balance as of December 31, 2024
Corporate
Cosan Corretora de Seguros Ltda.	6,792	3,333
Cosan Nove Participações SA	6,491	7,153,309
Cosan Dez Participações SA	5,041,185	3,366,248
Pasadena Empreendimentos e Participações S.A.	—	(251)
Cosan Limited Partners Brasil Consultoria Ltda	—	218
Cosan Oito S.A.	—	9,601,259
Cosan Global	103,057	129,764
Fundo Celeste de Investimento	490,295	—
Other	24,796	31,413
Radar
Radar II Propriedades Agrícolas S.A.	1,291,759	1,241,246
Radar Propriedades Agrícolas S.A.	246,182	266,250
Nova Agrícola Ponte Alta S.A.	515,506	455,407
Nova Santa Bárbara Agrícola S.A.	13,119	35,942
Nova Amaralina S.A. Propriedades Agrícolas	262,881	229,289
Terras da Ponte Alta S.A.	99,498	98,121
Paineira Propriedades Agrícolas S.A.	243,684	231,839
Manacá Propriedades Agrícolas S.A.	239,235	226,538
Castanheira Propriedades Agrícolas S.A	334,509	325,220
Tellus Brasil Participações S.A.	812,875	767,096
Janus Brasil Participações S.A.	1,286,450	1,198,363
Duguetiapar Empreendimentos e Participações S.A.	197	735
Gamiovapar Empreendimentos e Participações S.A.	147,453	143,697
Radar Gestão	—	—
Moove
Moove Lubricants Holdings	1,211,742	1,325,556
Other	142	460
Rumo
Rumo SA	4,196,010	4,477,644
Total investment in subsidiaries	16,573,858	31,308,696

Corporate
Pasadena Empreendimentos e Participações S.A.	(287)	—
Cosan Luxembourg S.A.	(371,031)	(263,722)
Total provision for uncovered liability of subsidiary	(371,318)	(263,722)
Total	16,202,540	31,044,974

8

In thousands of Reais	Balance as of December 31, 2025	Balance as of December 31, 2024
Rumo
Rhall Terminals Ltd.	7,586	7,297
Termag - Guarujá Maritime Terminal S.A.	4,710	4,297
TGG - Terminal de Granéis do Guarujá S.A.	15,733	16,423
CLI Sul S.A.	201,206	222,791
Terminal XXXIX S.A.	110,033	—
Terminal Multimodal de Grãos e Fertilizantes S.A.	57,544	30,058
Compass
Companhia de Gás de Santa Catarina - Scgás	657,347	653,687
CEG Rio SA	375,293	336,792
Companhia de Gás de Mato Grosso do Sul - Msgás	282,550	287,476
Corporate
Vale S.A.	—	9,112,136
Other	9,306	7,609
Total	1,721,308	10,678,566

8.           Relationship with the Independent Auditor

Cosan engaged PricewaterhouseCoopers Auditores Independentes Ltda. (PwC) to provide external audit services for its financial statements for the fiscal year 2025.

The Company has a Policy on the Engagement of Independent Auditors and Non-Audit Services (“Policy”) aimed at establishing rules related to the engagement of independent auditors and audit firms, including guidelines and procedures to ensure the independence of independent auditors and consulting service providers of the Company, its controlled entities, subsidiaries, joint ventures, and relevant associates. The Policy is available at: https://www.cosan.com.br/en/about-cosan/corporate-governance/bylaws-policies-and-codes/.

During 2025, PwC was also engaged to provide other independent audit services related to subsidiaries and associates, including the annual audit of the individual and consolidated financial statements for the year ended December 31, 2025, as well as the review of the Company’s interim individual and consolidated financial statements for the periods ended March 31, June 30, and September 30, 2025. Such services did not result in any implications for the independence principle established in the Policy.

Based on these principles, PwC has informed that the provision of the services described above does not affect the independence and objectivity required for the performance of the services rendered to the Company.

9.           Management Declaration

In compliance with the provisions of CVM Resolution No. 80, Management declares that it has discussed, reviewed, and agreed with the Financial Statements for the fiscal year ended December 31, 2025, as well as with the opinions expressed in the independent auditors’ report on the Company’s Financial Statements.

9

10

Cosan S.A.

Parent company and consolidated
financial statements at
December 31, 2025
and independent auditor's report

11

Cosan S.A.

Independent auditor's report

To the Board of Directors and Shareholders

Cosan S.A.

Opinion

We have audited the accompanying parent company financial statements of Cosan S.A. (the "Company"), which comprise the statement of financial position as at December 31, 2025 and the statements of profit or loss, comprehensive income, changes in equity and cash flow for the year then ended, as well as the accompanying consolidated financial statements of Cosan S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated statement of financial position as at December 31, 2025 and the consolidated statements of profit or loss, comprehensive income, changes in equity and cash flow for the year then ended, and notes to the financial statements, including material accounting policies and other explanatory information.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and of the Company and its subsidiaries as at December 31, 2025, and the parent company financial performance and the cash flows as well as the consolidated financial performance and the cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are described in the "Auditor's responsibilities for the audit of the parent company and consolidated financial statements" section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, as applicable to audits of financial statements of public interest entities in Brazil, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

12

Cosan S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Obligations related to the joint venture Raízen S.A. (“Raízen”) – Note 2.1.11, Note 5.8 and Note 10

In its consolidated financial statements as of December 31, 2025, the Company presents an investment in joint ventures balance in Raízen of zero, receivable and payable balances with Raízen amounting to R$119,635 thousand and R$276,336 thousand, respectively, recognized a loss from equity interest recorded in the statement of profit or loss for the year ended on that date in the amount of R$10,881,556 thousand, and disclosed the non-recognition of an additional loss from equity interest for the year ended on that date in the amount of R$712,152 thousand.

As mentioned in Note 2.1.11 to the consolidated financial statements, due to elevated indebtedness combined with losses incurred in its operations during 2025, Raízen has been seeking capital strengthening alternatives.

The Company’s management assessed the contracts, corporate documents, and other documents, and concluded that there are no legal or constructive obligations to provide financial support to Raízen and, therefore, did not recognize any additional obligations arising from Raízen’s financial situation in its financial statements as of December 31, 2025.

Our audit procedures included, among others, the evaluation of the design and testing of relevant internal controls related to the investment and equity method accounting process.

We performed a recalculation of the Company’s equity method investment in Raízen.

With the support of our specialists, we evaluated the contracts, corporate documentation and other relevant documents.

We held discussions with the management and governance bodies to assess whether there was knowledge of any legal or constructive obligation to be recognized.

We discussed and obtained an understanding of the existence of cross‑default clauses and covenants in the Company’s and its subsidiaries’ loan, financing and debenture agreements.

Finally, we read and assessed the disclosures presented in the notes to the financial statements.

Our audit procedures demonstrated that management’s conclusions regarding this matter are consistent with the data and information obtained.

13

Recognition, measurement and classification of assets related to gas concession contracts – Compass: indemnification financial asset, concession rights intangible asset and customer relationships intangible asset (together, “gas concession right intangible asset”) and contract assets – Notes 5, 11.2 and 11.3

The Company’s consolidated financial statements as of December 31, 2025 present the following balances of assets related to gas concession contracts: (i) indemnifiable financial asset amounting to R$557,475 thousand, (ii) gas concession rights intangible asset amounting to R$16,483,009 thousand, and (iii) contract assets amounting to R$1,041,770 thousand.

The recognition and measurement of the expenditures that comprise each of these balances in the consolidated financial statements are related to (i) expenditures incurred in the piped gas distribution infrastructure network with the right to receive indemnification from the granting authority at the end of the contract, (ii) the contractual right to receive cash from users for construction services of the gas supply system, including customer relationships, and (iii) the contractual right related to construction work in progress of the gas distribution concession network.

Additionally, the classification of these amounts among the indemnifiable financial asset, gas concession right intangible asset and contract assets involves complexity and significant judgment by Management.

This matter was considered one of the key audit matters due to the determination of the amounts involved and the significant judgments related to the classification of amounts among the indemnifiable financial asset, gas concession right intangible asset and contract assets.

Our audit procedures included, among others, the evaluation of the design and testing of relevant internal controls related to the process of recognition, measurement and classification of the indemnifiable financial asset, gas concession right intangible asset and contract assets.

We selected, on a sample basis, materials and services applied to construction projects that evidence infrastructure expenditures, with inspection of supporting documentation for the capitalized costs.

We assessed whether the capitalized costs meet the capitalization criteria, as well as their classification between the indemnifiable financial asset and the gas concession right intangible asset.

We recalculated interest on loans, financing arrangements and debentures capitalized to construction in progress, in addition to the amortization of the gas concession right intangible asset recognized in the statement of profit or loss for the year.

We performed mathematical calculations and tested the calculation methodology used to classify expenditures between the indemnifiable financial asset and the gas concession right intangible asset, taking into consideration (i) the useful life of the asset; and (ii) the concession term.

Amounts related to assets whose useful life exceeds the concession term are classified as indemnifiable financial assets.

We read and evaluated the disclosures presented in the notes to the financial statements.

Our audit procedures demonstrated that management’s judgments related to this matter are consistent with the data and information obtained.

14

Measurement of the fair value of investment properties – Note 11.5

In its consolidated financial statements as of December 31, 2025, the Company reports a balance of investment property, represented by agricultural properties measured at fair value, in the amount of R$18,221,781 thousand, and recognized in the statement of profit or loss for the year ended on that date a gain from fair value measurement amounting to R$1,441,276 thousand.

The measurement of fair value involves a high degree of complexity, as it requires specialized technical knowledge, including the involvement of external specialists to determine the methodology to be used in calculating the estimate, carried out in accordance with the standards issued by the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas – “ABNT”), as well as the application of significant judgment by Management in defining the assumptions adopted. These assumptions include, among others: surveys of agricultural property prices in the spot market, value normalization of property values, sale prices practiced in the region, distances, infrastructure, land access, topography and soil conditions, land use considering the type of crop, rainfall levels, and the discount rate.

Due to the relevance of the amounts involved, as well as the complexity and management judgment applied in the fair value measurement, we considered this matter to be one of the key audit matters in our audit.

Our audit procedures included, among others, the evaluation of the design and testing of relevant internal controls related to the fair value measurement process.

On a sample basis, we tested the fair value measurement of investment properties prepared by management and, together with our specialists, evaluated:

(1)             whether the methodologies used by management are consistent with methods applied in the market;

(2)          the reasonableness of the assumptions adopted in the identification and measurement of fair values, by comparing them with market data applied to similar transactions or with quoted sale prices for potential comparable transactions;

(3)            the logical consistency and mathematical recalculation of the model prepared by management; and

(4)         also on a sample basis, we analyzed supporting documentation evidencing possession and ownership of the properties in order to ensure the accuracy of the data used in the fair value measurement.

We evaluated the technical competence of management’s external specialists involved in the fair value measurement.

Finally, we read and assessed the disclosures made by the Company.

We consider that the assumptions and judgments adopted by management in determining the fair value of investment properties are consistent with the disclosures made and with the data and information obtained in our audit.

15

Cosan S.A.

Other matters - Statements of Value Added

The parent company and consolidated Statements of Value Added for the year ended December 31, 2025, prepared under the responsibility of the Company's management and presented as supplementary information for IFRS Accounting Standards purposes, were submitted to audit procedures performed in conjunction with the audit of the Company's financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added". In our opinion, these Statements of Value Added have been properly prepared in all material respects, in accordance with the criteria established in the Technical Pronouncement, and are consistent with the parent company and consolidated financial statements taken as a whole.

Prior-year information

The original financial statements of the Company for the year ended December 31, 2024, prepared before the consideration of the adjustments described in note 3.3, were audited by another firm of auditors whose report, dated March 10, 2025, expressed an unmodified opinion on those statements.

As part of our audit of the financial statements for 2025, we also have audited the adjustments described in note 3.3 that were made to restate the financial statements for 2024, presented for comparison purposes. In our opinion, these adjustments are appropriate and were correctly recorded. We were not engaged to audit, review or apply any other procedures to the Company's financial statements for 2024 and, therefore, we do not express any opinion or any form of assurance on the financial statements for 2024 taken as a whole.

Other information accompanying the parent company and consolidated financial statements and the auditor's report

The Company's executive board is responsible for the other information that comprises the Management Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the executive board and those charged with governance for the parent company and consolidated financial statements

The executive board is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil and with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, the executive board is responsible for assessing the ability of the Company and its subsidiaries, as a whole, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the executive board either intends to liquidate the Company and its subsidiaries, as a whole, or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

16

Cosan S.A.

Auditor's responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the executive board.
•	Conclude on the appropriateness of executive board’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company and its subsidiaries, as a whole, to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company and its subsidiaries, as a whole, to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

17

Cosan S.A.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats to our independence or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the Key Audit Matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 9, 2026

PricewaterhouseCoopers Auditores Independentes Ltda.

CRC 2SP000160/O-5

Alessandro Marchesino de Oliveira Contador

CRC 1SP265450/O-8

18

Statement of financial position

(In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
	Note	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Assets
Cash and cash equivalents	5.2	15,383,305	2,201,267	27,243,683	16,903,542
Restricted cash		—	—	45,781	28,006
Marketable securities	5.3	23,211	805,335	2,588,411	3,272,941
Trade receivables	5.7	—	—	3,520,278	3,730,364
Derivative financial instruments	5.6	72,145	18,402	310,981	905,341
Inventories	7	—	—	1,969,258	2,072,905
Receivables from related parties	5.8	117,836	114,099	199,549	197,063
Income tax receivable		709,042	453,308	1,166,622	793,721
Other current tax receivable	6	5,278	5,364	1,022,881	886,136
Dividend receivable	17	87,224	19,377	35,410	153,548
Reduction of capital receivable		—	1,013,714	—	—
Sectorial financial assets	5.10	—	—	338,332	221,947
Other financial assets		—	—	612	675
Other current assets		74,506	50,896	993,667	629,426
		16,472,547	4,681,762	39,435,465	29,795,615
Current assets held for sale	8	531,734	796,211	652,168	978,788
Current assets		17,004,281	5,477,973	40,087,633	30,774,403

Trade receivables	5.7	—	—	148,885	265,370
Marketable securities	5.3	307,177	—	404,182	113,360
Restricted cash		186	—	182,987	146,297
Deferred tax assets	15	1,378,628	1,758,410	3,703,864	4,495,296
Receivables from related parties	5.8	102,476	292,882	20,348	202,826
Income tax receivable		—	—	195,821	264,308
Other non-current tax receivable	6	35,278	35,177	1,815,830	1,334,553
Judicial deposits	16	351,904	416,969	1,072,982	1,056,690
Derivative financial instruments	5.6	134,239	1,547,093	1,956,127	2,893,987
Sectorial financial assets	5.10	—	—	390,622	509,695
Other non-current assets		128,894	140,594	919,706	739,386
Other financial assets		—	—	5,193	3,820
Investment in subsidiaries and associates	9.1	16,573,858	31,308,696	1,721,308	10,678,566
Investment in joint ventures	10	11,509	1,193,072	60,356	10,545,044
Property, plant and equipment	11.1	30,303	39,038	26,795,725	23,019,016
Intangible assets and goodwill	11.2	11,715	9,873	26,706,626	26,330,785
Contract assets	11.3	—	—	1,044,613	1,114,830
Right-of-use assets	11.4	12,649	17,557	9,662,929	9,958,751
Investment property	11.5	—	—	18,221,781	16,818,919
Non-current assets		19,078,816	36,759,361	95,029,885	110,491,499

Total assets		36,083,097	42,237,334	135,117,518	141,265,902

The accompanying notes are an integral part of the individual and consolidated financial statements.

19

Statement of financial position

(In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
	Note	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Liabilities
Loans, borrowings and debentures	5.4	481,367	347,032	3,918,720	4,403,148
Leases	5.5	9,935	9,227	982,991	1,007,533
Derivative financial instruments	5.6	369,813	1,074,991	1,909,404	2,504,117
Trade payables	5.9	870	2,900	4,078,511	5,168,593
Employee benefits payables		43,695	43,356	771,618	794,906
Income tax payables		15,369	18,514	153,310	414,823
Other taxes payable	14	34,951	78,197	525,208	637,842
Dividends payable	17	—	3,495	226,484	96,722
Reduction of capital payable		—	—	—	486,285
Concessions payable	13	—	—	189,076	166,273
Related party payables	5.8	233,562	210,620	320,916	416,410
Sectorial financial liabilities	5.10	—	—	96,719	64,718
Other financial liabilities	5	—	—	1,096,884	770,103
Other current liabilities		514,651	298,534	1,192,397	895,223
		1,704,213	2,086,866	15,462,238	17,826,696
Liabilities related to assets held for sale	8	—	—	86,138	86,138
Current liabilities		1,704,213	2,086,866	15,548,376	17,912,834

Loans, borrowings and debentures	5.4	15,907,024	21,003,523	60,308,411	62,052,278
Leases	5.5	8,210	15,232	5,429,809	5,502,220
Put option liability on subsidiary shares	5.13	3,844,648	—	3,844,648	—
Derivative financial instruments	5.6	215,820	29,883	771,265	966,087
Trade payables	5.9	—	—	18,991	19,256
Employee benefits payables		—	—	23,406	19,101
Other taxes payable	14	149,367	216,203	176,702	255,245
Income tax payables		5,919	—	78,872	—
Provision for legal proceedings	16	295,175	308,607	2,058,122	2,044,633
Concessions payable	13	—	—	3,799,169	3,554,917
Investments with unsecured liabilities	9.1	371,318	263,722	—	—
Related party payables	5.8	5,397,919	7,052,404	1,166	1,078
Post-employment benefits	23	386	279	536,426	526,620
Deferred tax liabilities	15	—	—	6,125,221	5,973,506
Sectorial financial liabilities	5.10	—	—	2,168,542	1,975,521
Deferred income		—	—	14,355	16,589
Other financial liabilities	5	2,804,606	—	2,804,606	297,736
Other non-current liabilities		74,264	356,851	399,799	749,919
Non-current liabilities		29,074,656	29,246,704	88,559,510	83,954,706

Total liabilities		30,778,869	31,333,570	104,107,886	101,867,540

Shareholders’ equity	17
Share capital		10,282,739	8,832,544	10,282,739	8,832,544
Treasury shares		(76,150)	(50,708)	(76,150)	(50,708)
Additional paid-in capital		4,194,210	2,205,878	4,194,210	2,205,878
Other comprehensive income		625,554	565,855	625,554	565,855
Profit reserve		—	8,773,990	—	8,773,990
Acumulated losses		(9,722,125)	(9,423,795)	(9,722,125)	(9,423,795)
Equity attributable to owners of the Company		5,304,228	10,903,764	5,304,228	10,903,764
Non-controlling interests	9.3	—	—	25,705,404	28,494,598
Total shareholders' equity		5,304,228	10,903,764	31,009,632	39,398,362
Total liabilities and shareholders' equity		36,083,097	42,237,334	135,117,518	141,265,902

The accompanying notes are an integral part of the individual and consolidated financial statements.

20

Statement of profit or loss

(In thousands of Brazilian reais - R$, except earnings (loss) per share)

		Parent Company		Consolidated
		Twelve months ending on December 31,		Twelve months ending on December 31,
	Note	2025	2024	2025	2024
Net sales	19	—	—	40,418,596	43,950,742
Cost of sales	20	—	—	(27,242,987)	(30,236,061)
Gross profit		—	—	13,175,609	13,714,681

Selling expenses	20	—	—	(1,850,143)	(1,575,890)
General and administrative expenses	20	(287,681)	(368,154)	(2,527,748)	(2,845,282)
Other operating income (expenses), net	21	155,298	(126,151)	3,161,271	1,549,834
Impairment	21	(265,880)	—	(1,493,752)	(3,155,400)
Operating expenses		(398,263)	(494,305)	(2,710,372)	(6,026,738)

(Loss) profit before equity in earnings of investees, finance results and income taxes		(398,263)	(494,305)	10,465,237	7,687,943

Impairment in associate	9.1	—	—	—	(4,672,396)
Interest in (losses) earnings of subsidiaries and associates	9.1	(4,764,200)	(2,960,668)	219,922	1,719,031
Interest in losses of joint ventures	10	(1,224,526)	(142,161)	(10,885,023)	(1,229,980)
Equity in losses of investees		(5,988,726)	(3,102,829)	(10,665,101)	(4,183,345)

Finance expense		(2,822,014)	(2,357,419)	(8,949,615)	(7,637,116)
Finance income		875,774	291,426	3,583,317	2,655,899
Foreign exchange, net		1,434,193	(3,557,941)	2,397,352	(5,741,359)
Net effect of derivatives		(2,230,083)	327,317	(4,822,475)	1,972,859
Finance results, net	22	(2,742,130)	(5,296,617)	(7,791,421)	(8,749,717)

Loss before income taxes		(9,129,119)	(8,893,751)	(7,991,285)	(5,245,119)

Income taxes	15
Current		(419)	(48,781)	(1,286,327)	(1,952,203)
Deferred		(592,587)	(666,350)	(916,789)	(1,238,319)
		(593,006)	(715,131)	(2,203,116)	(3,190,522)

Loss for the year from continuing operations		(9,722,125)	(9,608,882)	(10,194,401)	(8,435,641)
Profit for the year for discontinued operations, net of taxes		—	185,087	—	273,875
Loss for the year		(9,722,125)	(9,423,795)	(10,194,401)	(8,161,766)

Profit (loss) attributable to:
Owners of the Company		(9,722,125)	(9,423,795)	(9,722,125)	(9,423,795)
Non-controlling interests		—	—	(472,276)	1,262,029
		(9,722,125)	(9,423,795)	(10,194,401)	(8,161,766)

Loss per share	18
Basic				R$(3.89)	R$(5.16)
Diluted				R$(3.94)	R$(5.16)

Earnings per share - discontinued operations	18
Basic				R$—	R$0.10
Diluted				R$—	R$0.10

The accompanying notes are an integral part of the individual and consolidated financial statements.

21

Statements of comprehensive income

(In thousands of Brazilia reais - R$)

	Parent Company		Consolidated
	Twelve months ending on December 31,		Twelve months ending on December 31,
	2025	2024	2025	2024
Loss for the year	(9,722,125)	(9,423,795)	(10,194,401)	(8,161,766)

Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss(i):
Foreign currency translation differences	(85,689)	466,811	(55,037)	537,111
Gain (loss) on cash flow hedge	192,617	(303,494)	242,266	(538,256)
Deferred taxes	—	—	(42,007)	144,605
	106,928	163,317	145,222	143,460

Items that will not be reclassified to profit or loss:
Actuarial gains with defined benefit plan	3,817	101,271	2,536	150,895
Loss in fair value of financial liabilities designated at fair value through profit or loss attributable to changes in credit risk(i)	(38,132)	—	(89,260)	—
Deferred taxes	2,086	(13,058)	25,717	(43,580)
	(32,229)	88,213	(61,007)	107,315

Comprehensive loss of operations continued	(9,647,426)	(9,357,352)	(10,110,186)	(8,184,866)
Comprehensive income from discontinued operations	—	185,087	—	273,875
Total comprehensive loss for the year	(9,647,426)	(9,172,265)	(10,110,186)	(7,910,991)

Comprehensive income (loss) attributable to:
Owners of the Company	(9,647,426)	(9,172,265)	(9,647,426)	(9,172,265)
Non-controlling interests	—	—	(462,760)	1,261,274
	(9,647,426)	(9,172,265)	(10,110,186)	(7,910,991)

The accompanying notes are an integral part of the individual and consolidated financial statements.

(i)	For the parent company, the effects result from applying the equity method to investments in subsidiaries, associates and joint ventures.

22

Statement of changes in equity
(In thousands of Brazilian reais - R$)

			Capital reserve			Profit reserve			Shareholders’ equity attributable to
	Share capital	Treasury shares	Corporate transactions - Law 6.404/76	Additional paid-in capital	Other comprehensive income	Legal	Statutory reserve	Accumulated losses	Controlling shareholders	Non-controlling shareholders	Total shareholders' equity
Balance as of January 1, 2024	8,682,544	(93,917)	737	2,561,227	314,325	58,802	9,431,589	—	20,955,307	30,025,873	50,981,180

Loss (profit) for the year	—	—	—	—	—	—	—	(9,423,795)	(9,423,795)	1,262,029	(8,161,766)

Other comprehensive income
Loss from cash flow hedge	—	—	—	—	(303,494)	—	—	—	(303,494)	(90,157)	(393,651)
Foreign currency translation differences	—	—	—	—	466,811	—	—	—	466,811	70,300	537,111
Actuarial gains with defined benefit plan, net of tax	—	—	—	—	88,213	—	—	—	88,213	19,102	107,315
Total comprehensive income (loss) for the year	—	—	—	—	251,530	—	—	(9,423,795)	(9,172,265)	1,261,274	(7,910,991)

Transactions with owners of the Company contributions and distributions:
Capital increase	150,000	—	—	—	—	—	(150,000)	—	—	—	—
Loss arising from capital reduction of a subsidiary	—	—	—	(60,111)	—	—	—	—	(60,111)	(634,660)	(694,771)
Share-based payment	—	114,827	—	(202,625)	—	—	—	—	(87,798)	13,367	(74,431)
Loss in dividend distribution to non-controlling shareholders	—	—	—	(712)	—	—	—	—	(712)	1,141	429
Dividends	—	—	—	—	—	—	(566,401)	—	(566,401)	(2,382,267)	(2,948,668)
Own shares acquired	—	(190,593)	—	—	—	—	—	—	(190,593)	—	(190,593)
Cancellation of treasury shares	—	118,975	—	(118,975)	—	—	—	—	—	—	—
Business combination	—	—	—	—	—	—	—	—	—	574,598	574,598
Disposals of assets held for sale	—	—	—	—	—	—	—	—	—	(372,030)	(372,030)
Employee share schemes - value of employee services	—	—	—	29,819	—	—	—	—	29,819	4,330	34,149
Total contributions and distributions	150,000	43,209	—	(352,604)	—	—	(716,401)	—	(875,796)	(2,795,521)	(3,671,317)

Transactions with owners of the Company:
Change of shareholding interest in subsidiary	—	—	—	(3,482)	—	—	—	—	(3,482)	2,972	(510)
Total transactions with owners of the Company	—	—	—	(3,482)	—	—	—	—	(3,482)	2,972	(510)

Total transactions with owners of the Company contributions and distributions	150,000	43,209	—	(356,086)	—	—	(716,401)	—	(879,278)	(2,792,549)	(3,671,827)

Balance as of December 31, 2024	8,832,544	(50,708)	737	2,205,141	565,855	58,802	8,715,188	(9,423,795)	10,903,764	28,494,598	39,398,362

The accompanying notes are an integral part of the individual and consolidated financial statements.

23

Statement of changes in equity
(In thousands of Brazilian reais - R$)

			Capital reserve			Profit reserves			Shareholders’ equity attributable to
	Share capital	Treasury shares	Corporate transactions - Law 6.404/76	Additional paid-in capital	Other comprehensive income	Legal	Statutory reserve	Accumulated losses	Controlling shareholders	Non-controlling shareholders	Total shareholders' equity
Balance as of January 1, 2025	8,832,544	(50,708)	737	2,205,141	565,855	58,802	8,715,188	(9,423,795)	10,903,764	28,494,598	39,398,362

(Loss) profit for the year	—	—	—	—	—	—	—	(9,722,125)	(9,722,125)	(472,276)	(10,194,401)

Other comprehensive income
Gain from cash flow hedge	—	—	—	—	192,617	—	—	—	192,617	7,642	200,259
Foreign currency translation differences	—	—	—	—	(85,689)	—	—	—	(85,689)	30,652	(55,037)
Actuarial gains on defined benefit plans, net of tax	—	—	—	—	5,903	—	—	—	5,903	(4,931)	972
Loss in fair value of financial liabilities designated at fair value through profit or loss attributable to changes in credit risk	—	—	—	—	(38,132)	—	—	—	(38,132)	(23,847)	(61,979)
Gain on measurement of derivative financial instrument	—	—	—	15,000	(15,000)	—	—	—	—	—	—
Total comprehensive income (loss) for the year	—	—	—	15,000	59,699	—	—	(9,722,125)	(9,647,426)	(462,760)	(10,110,186)

Transactions with owners of the Company contributions and distributions:
Capital increase (note 17 (a))	2,100,000	—	—	8,170,000	—	—	—	—	10,270,000	—	10,270,000
Capital reduction in subsidiary	—	—	—	—	—	—	—	—	—	(11,215)	(11,215)
Own shares acquired (note 17 (b))	—	(34,022)	—	—	—	—	—	—	(34,022)	—	(34,022)
Share-based payments	—	8,580		2,553	—	—	—	—	11,133	17,436	28,569
Absorption of accumulated losses (note 17 (a))	(649,805)	—	—	—	—	(58,802)	(8,715,188)	9,423,795	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	(2,831,692)	(2,831,692)
Employee share schemes - value of employeeservices	—	—	—	44,015	—	—	—	—	44,015	3,613	47,628
Total contributions and distributions	1,450,195	(25,442)	—	8,216,568	—	(58,802)	(8,715,188)	9,423,795	10,291,126	(2,821,858)	7,469,268

Transactions with owners of the Company:
Change of shareholding interest in subsidiary and ohter transactions(note 9.1)	—	—	—	(6,124,205)	—	—	—	—	(6,124,205)	376,393	(5,747,812)
Effect arising from capital increase in subsidiary	—	—	—	(119,031)	—	—	—	—	(119,031)	119,031	—
Total transactions with owners of the Company	—	—	—	(6,243,236)	—	—	—	—	(6,243,236)	495,424	(5,747,812)

Total transactions with owners of the Companycontributions and distributions	1,450,195	(25,442)	—	1,973,332	—	(58,802)	(8,715,188)	9,423,795	4,047,890	(2,326,434)	1,721,456

Balance as of December 31, 2025	10,282,739	(76,150)	737	4,193,473	625,554	—	—	(9,722,125)	5,304,228	25,705,404	31,009,632

The accompanying notes are an integral part of the individual and consolidated financial statements.

24

Statement of cash flow
(In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
		Twelve months ending on December 31,
	Note	2025	2024	2025	2024
Cash flows from operating activities
Loss before income taxes		(9,129,119)	(8,893,751)	(7,991,285)	(5,245,119)
Adjustments for:
Depreciation and amortization	20	23,490	15,862	3,890,832	3,868,583
Impairment	21	265,880	—	1,493,752	3,155,400
Impairment in associate	9.1	—	—	—	4,672,396
Interest in earnings (losses) of subsidiaries and associates	9.1	4,764,200	2,960,668	(219,922)	(1,719,031)
Interest in earnings (losses) of joint ventures	10	1,224,526	142,161	10,885,023	1,229,980
Loss (gain) on disposed assets	21	—	16	99,324	(141,863)
Share-based payment	24	28,897	42,260	71,725	65,901
Change in fair value of investment properties	11.5	—	—	(1,441,276)	(1,273,033)
Provision for legal proceedings	21	56,902	47,391	333,659	313,876
Interest, derivatives, monetary and foreign exchange, net		3,360,840	5,396,731	9,789,736	10,217,952
Sectorial financial assets and liabilities, net	5.10	—	—	116,465	(37,061)
Provisions for employee benefits		41,360	35,759	465,482	454,930
Allowance for expected credit losses		—	—	44,478	52,839
Profit on sale of investment	21	—	—	(32,375)	383,205
Revenue from insurance claims		—	—	(940,596)	—
Income from finance investments		(9,143)	—	(9,143)	—
Previously recognized gain in other comprehensive income reclassified to profit	21	(206,388)	—	(206,388)	—
Other		2,055	90,599	(79,302)	(264,017)
		423,500	(162,304)	16,270,189	15,734,938
Variation in:
Trade receivable		—	—	539,734	546,218
Inventories		—	—	(107,767)	159,667
Other taxes, net		(56,932)	63,245	(921,007)	(641,866)
Income taxes paid		—	—	(1,240,674)	(1,200,228)
Related parties, net		34,417	(68,543)	(128,327)	105,490
Trade payables		1,028	972	(246,613)	(180,867)
Employee benefits		(45,735)	(59,409)	(515,510)	(542,241)
Provision for legal proceedings		(24,394)	4,638	(319,801)	(305,324)
Derivative financial instruments		—	—	(48,773)	(9,192)
Other financial liabilities		—	—	75,083	(26,275)
Judicial deposits		(9,418)	(11,194)	(36,729)	(149,118)
Post-employment benefit obligation		—	—	(42,888)	(37,549)
Other assets and liabilities, net		30,800	(43,128)	(250,133)	(372,367)
		(70,234)	(113,419)	(3,243,405)	(2,653,652)

Net cash generated from (used in) operating activities		353,266	(275,723)	13,026,784	13,081,286

Cash flows from investing activities
Capital contribution to subsidiaries and associates		(497,734)	(4,173,198)	(15,678)	(29,997)
Capital reduction in subsidiaries and associates		1,029,872	1,137,186	26,548	—
Capital contribution in joint ventures		—	(12,337)	—	(12,337)
Acquisition of subsidiary, net of acquired cash		(288,753)	(608,132)	(615,638)	(962,378)

25

Statement of cash flow
(In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
		Twelve months ending on December 31,
	Note	2025	2024	2025	2024
Sale (purchase) of marketable securities, net		813,984	(44,698)	988,885	551,003
Restricted cash		(186)	86,562	(56,756)	42,012
Dividends received from subsidiaries and associates	17	657,002	3,138,556	107,424	1,018,794
Dividends received from joint venture	17	5,184	228,342	45,640	293,912
Dividends received from finance investment		87,608	—	87,608	—
Other financial assets		(148)	—	(134)	(621)
Cash in the incorporation operation		10,089	352	—	—
Acquisition of property, plant and equipment, intangible and contract assets		(9,861)	(13,435)	(8,459,867)	(7,834,521)
Proceeds from the sale of investments		8,911,587	16,847	8,945,294	2,725,625
Related parties		25,592	—	25,592	—
Operation discontinued		—	—	7,425	24,510
Acquisition of subsidiary		—	—	(251,706)	(17,047)
Receipt of derivative financial instruments, except debt		1,021	—	1,021	103,147
Payment of derivative financial instruments, except debt		(1,130,390)	(338,609)	(1,130,390)	(427,293)
Cash received on the sale of fixed assets and intangible assets		—	—	9,474	36,934
Cash received of insurance compensation for loss of fixed asset		—	—	209,186	—
Net cash generated from (used in) investing activities		9,614,867	(582,564)	(76,072)	(4,488,257)

Cash flows from financing activities
Proceeds from loans, borrowings and debentures	5.4	2,427,312	6,911,676	11,546,508	16,983,225
Principal repayment of loans, borrowings and debentures	5.4	(7,148,782)	(1,160,058)	(14,293,953)	(12,187,560)
Payment of interest on loans, borrowings and debentures	5.4	(1,676,686)	(1,697,950)	(4,732,362)	(4,759,976)
Payment of derivatives financial instruments		(610,197)	(589,868)	(2,841,877)	(2,860,601)
Proceeds from derivative financial instruments		351,562	249,677	1,019,179	1,144,473
Costs of banking operations with derivatives		—	—	—	(29,828)
Principal repayment of leases	5.5	(8,010)	(6,532)	(744,582)	(694,340)
Payment of interest on leases	5.5	(2,475)	(3,015)	(427,965)	(377,269)
Capital increase	17	10,280,240	—	10,280,240	—
Capital reduction in associates		—	—	(498,004)	(204,967)
Related parties		(1,427,708)	(1,405,138)	—	—
Payments to redeem entity’s shares and acquisition of treasury shares	17	(34,022)	(192,915)	(34,022)	(192,915)
Acquisition of non-controlling shareholders’ shares - Cosan Nove	2.1.6	(2,169,000)	—	(2,169,000)	—
Acquisition of non-controlling shareholders’ shares - Cosan Dez	2.1.10	(3,577,760)	—	(3,577,760)	—
Dividends paid	17	—	(838,971)	(1,698,703)	(2,779,081)
Dividends paid for preferred shares	17	—	—	(994,592)	(668,022)
Gain on banking operations with derivatives		22,100	—	22,100	20,993
Cash received from financing secured by shares	2.1.9	2,792,853	—	2,792,853	—
Cash received from issuance of preferred shares of subsidiary	5.13	4,000,000	—	4,000,000	—
Net cash generated from (used in) financing activities		3,219,427	1,266,906	(2,351,940)	(6,605,868)

Increase in cash and cash equivalents		13,187,560	408,619	10,598,772	1,987,161

Cash and cash equivalents at the beginning of the year		2,201,267	1,769,976	16,903,542	14,658,481
Effect of the foreign exchange rate changes		(5,522)	22,672	(258,631)	257,900
Cash and cash equivalents at the end of the year		15,383,305	2,201,267	27,243,683	16,903,542

The accompanying notes are an integral part of the individual and consolidated financial statements.

26

Statement of cash flow
(In thousands of Brazilian reais - R$)

Non-cash transactions:

The Company prepares its cash flow statements—both parent company and consolidated—using the indirect method. For the year ended December 31, 2025, the following transactions did not involve cash or cash equivalents and therefore are not reflected in the cash flow statements:

(i)	Recognition of right-of-use assets arising from lease liabilities in the amount of R$ 731,896 (R$ 1,179,931 as of December 31, 2024), resulting from the application of inflation indices and new contracts accounted for under CPC 06 / IFRS 16 - Leases (Note 11.4).
(ii)	Acquisition of property, plant and equipment and intangible assets financed through installment payment arrangements totaling R$ 763,783 (R$ 1,330,439 as of December 31, 2024).

Classification of dividends and interest on shareholders' equity:

Dividends and interest on shareholders' equity received are classified as cash flows from investing activities. Dividends and interest on shareholders' equity paid are classified as cash flow from financing activities.

27

Statement of value added

(In thousands of reais)

	Parent Company		Consolidated
	Twelve months ending on December 31,
	2025	2024	2025	2024 Restated (Note 3.3)
Revenue
Net sales	—	—	45,964,581	47,810,883
Capitalization of assets constructed for own use			5,312,208	5,248,643
Other income, net	238,350	(79,955)	2,564,912	2,278,529
Impairment gain (loss) on trade receivables	—	—	(44,478)	25,279
	238,350	(79,955)	53,797,223	55,363,334
Inputs purchased from third parties
Cost of goods sold and services rendered	—	—	28,415,185	28,163,034
Materials, energy, third-party services and other	127,692	160,083	2,848,135	3,805,298
Impairment	265,880	—	1,493,752	—
	393,572	160,083	32,757,072	31,968,332

Gross value added	(155,222)	(240,038)	21,040,151	23,395,002

Retention
Depreciation and amortization	23,490	15,862	3,890,832	7,023,983
Net value added	(178,712)	(255,900)	17,149,319	16,371,019

Value added transferred in
Impairment in associate	—	—	—	(4,672,396)
Interest in earnings (losses) of subsidiaries and associates	(4,764,200)	(2,960,668)	219,922	1,719,031
Interest in losses of joint ventures	(1,224,526)	(142,161)	(10,885,023)	(1,229,980)
Proft for the period from discontinued operation, net of tax	—	185,087	—	273,875
Finance income	2,309,967	291,426	6,791,007	2,655,899
	(3,678,759)	(2,626,316)	(3,874,094)	(1,253,571)

Value added to be distributed	(3,857,471)	(2,882,216)	13,275,225	15,117,448

Distribution of value added
Personnel and payroll charges	183,290	179,023	3,050,678	2,828,380
Direct remuneration	155,781	138,983	2,469,251	2,276,179
Benefits	16,891	13,803	446,944	430,670
FGTS and other	10,618	26,237	134,483	121,531

Taxes, fees and contributions	629,268	774,511	5,250,854	8,740,185
Federal	619,303	755,026	2,614,822	5,287,771
State	1	—	2,330,505	3,183,301
Municipal	9,964	19,485	305,527	269,113

Financial expenses and rents	5,052,096	5,588,045	15,168,094	11,710,649
Interest and foreign exchange variation	4,898,906	5,538,694	14,576,868	11,542,720
Rents	3	—	124,194	161,893
Other	153,187	49,351	467,032	6,036

Equity remuneration	(9,722,125)	(9,423,795)	(10,194,401)	(8,161,766)
Proposed dividends	—	—	2,831,692	—
Non-controlling interests	—	—	(472,276)	1,262,029
Loss for the year	(9,722,125)	(9,608,882)	(12,553,817)	(9,697,670)
Profit for the year from discontinued operations, net of taxes	—	185,087	—	273,875

The accompanying notes are an integral part of the individual and consolidated financial statements.

28

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

1. Operations

Cosan S.A. ("Cosan" or "the Company") is a publicly held Brazilian corporation listed on the Novo Mercado, the highest corporate governance tier of B3 S.A. — Brasil Bolsa Balcão ("B3"), under the trading symbol "CSAN3." The Company's American Depositary Shares (ADSs) are listed on the New York Stock Exchange (NYSE) under the ticker symbol "CSAN." Cosan is a sociedade anônima incorporated under the laws of Brazil with no fixed term and is headquartered in São Paulo, State of São Paulo. The Company's controlling shareholder is Mr. Rubens Ometto Silveira Mello.

As of December 31, 2025, the Cosan Corporate segment comprises the following entities:

(i)	Parent company with direct or indirect equity interest in subsidiaries and joint ventures. The main effects on its profit or loss are general and administrative expenses, contingencies, equity income and financial results attributed to loans.
(ii)	Itaú Unibanco S.A. (“Itaú”) holds preferred shares corresponding to a 12.73% stake in Cosan Nove Participações S.A. (“Cosan Nove”), which has a direct 39.06% stake in Raízen S.A. (“Raízen”).

Public share offering transactions

In September 2025, Cosan S.A. announced a strategic agreement with anchor investors — represented by the Aguassanta holding companies and institutional funds from BTG Pactual and Perfin — to conduct two primary public offerings of shares. As part of this arrangement, Vertiz Holding S.A. ("Vertiz") was incorporated as a new holding company to consolidate these investors' joint ownership interest in the Company.

In November 2025, the offerings were completed at a price of R$ 5.00 per share. The first offering issued 1,812,500,000 common shares, including an overallotment option (greenshoe) of 362,500,000 shares, raising R$ 9,062,500,000. The anchor investors subscribed for 1,450,000,000 shares through Vertiz, subject to a four-year lock-up on half of the shares.

The second offering issued 287,500,000 shares, including an overallotment option of 100,000,000 shares, raising R$ 1,437,500,000, with preemptive rights granted to existing shareholders.

On November 7, 2025, a shareholders' agreement was signed between the Aguassanta holdings, the investing funds, and Vertiz. With a twenty-year term, the agreement established a bound vote for 1,125,184,190 shares (28.42% of total share capital following both offerings, excluding treasury shares).

The offerings resulted in total net proceeds of R$ 10,270,000, of which R$ 8,170,000 was allocated to the capital reserve and R$ 2,100,000 to share capital. Consequently, the share capital increased from R$ 8,182,739 to R$ 10,282,739 (Explanatory Note 17), with a total issuance of 2,100,000,000 new shares.

29

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The net proceeds were earmarked for strengthening the capital structure, credit profile, and liquidity of the Company and its subsidiaries. The offerings were registered automatically with the CVM, without a supplementary lot or price stabilization.

On January 30, 2026, Vertiz redeemed Class C and Class D registered preferred shares by delivering shares issued by the Company to the respective holders, reducing its direct stake in Cosan from 36.56% to 24.19%. As a result, FIP BTG Pactual Multiestratégia III (BPAC3) now directly holds 8.36% of Cosan's voting capital, alongside other BTG Pactual funds (1.31% and 0.86%) and Perfin Rally FIP (1.83%).

The shareholder block maintained its consolidated stake unchanged, and control of the Company remained stable, as the Shareholders' Agreement ensures the coordination of votes for the entire block.

2. Significant events and debt instruments incurred in the year
2.1 Portfolio

2.1.1 - Acquisition of DIPI Holdings Ltda. by Moove

On September 29, 2024, indirect subsidiary Cosan Lubrificantes e Especialidades S.A. ("CLE" – Moove segment) entered into a share purchase agreement to acquire 100% of the shares of DIPI Holdings Ltda. ("DIPI") for a purchase price of R$ 329,006. The transaction was completed on January 2, 2025, following satisfaction of all closing conditions. The Company performed the allocation of the purchase price to identifiable assets acquired and liabilities assumed, as detailed in Note 9.2.

2.1.2 - Disposal of equity interest in Vale S.A.

On January 16, 2025, the Company disposed of 173,073,795 common shares of Vale S.A. ("Vale"), representing 4.05% of its share capital, for net proceeds of R$ 8,892,802, net of brokerage commissions.

Following this transaction, the Company retained a holding of 4,268,720 common shares of Vale, equivalent to 0.10% of share capital, with a carrying amount of R$ 242,036. As of December 31, 2025, the fair value of this remaining position, classified as financial instruments, was R$ 307,177. Subsequently, on January 12, 2026, the Company disposed of the remaining interest for R$ 319,723.

Additionally, on January 9 and 12, 2026, the Company early-terminated its call spread derivative structure related to 4,268,720 shares. This transaction generated cash inflows of R$ 91,853.

2.1.3 - Fire at Moove lubricants plant

On February 8, 2025, a fire occurred at Moove's Ilha do Governador Complex ("CIG") in Rio de Janeiro. The incident primarily affected the finished lubricants manufacturing and bottling areas, which were non-operational at the time of the event, representing 10% of the complex's total area.

Moove immediately activated emergency and risk management protocols. Containment measures, implemented in accordance with the company's contingency plan, were effective in minimizing damage to infrastructure, the local community, and the environment. There were no casualties, injuries, or identified environmental impacts.

Moove promptly initiated its business continuity plan and currently operates its blending and filling activities with full stability through its alternative production ecosystem.

  Financial assessment of the fire

a) Operational interruption:

The fire was confined to the finished lubricants manufacturing area. As of December 31, 2025, the cleanup and operational restoration plan for the affected area was substantially complete. All other CIG operations (bulk lubricants and base oil operations, tank terminals, maritime operations, and pier operations) remained fully operational without interruption.

To mitigate the impacts on the affected areas, Moove implemented the following measures:

i.       Relocation of blending and filling activities to other production plants, including approved third-party partners.

ii.     Activating strategic alliances to ensure product availability and supply chain continuity.

iii.    Utilization of safety stock distributed across the of distribution center network.

30

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

b) Write-off of property, plant and equipment :

Moove engaged a specialized third-party firm, familiar with its operations, to perform a physical inventory of damaged and unaffected assets at the CIG, with the objective of determining the actual extent of loss, identifying and cataloging affected assets, and quantifying accounting write-offs (net carrying amount after accumulated depreciation), in accordance with CPC 01/IAS 36 – Impairment of Assets. Additionally, Moove conducted internal due diligence and on-site inspections of the directly impacted area and adjacent zones exposed to intense heat or chemicals used in fire suppression.

Based on these assessments, a definitive write-off of damaged property, plant and equipment totaling R$ 51,288 was recognized as of December 31, 2025, recorded in the income statement within other net operating income (expenses).

c) Inventory write-offs

Following the incident, an assessment of inventory losses was performed, including products located directly in the impacted area and adjacent zones (which underwent qualitative chemical changes due to exposure to high temperatures). As of December 31, 2025, total inventory losses amounted to R$ 35,996, with reversal of related tax credits in the amount of R$ 11,406, resulting in total recognized losses of R$ 47,402 charged to cost of goods sold.

d) Insurance recoveries received and receivable

Moovemaintains an active insurance policy covering material damage and business interruption losses. Technical analyses were performed and independent reports were issued by qualified adjusters, in addition to a coverage confirmation letter issued by the insurers on June 30, 2025, attesting to the existence of and entitlement to insurance coverage. From that date forward, Moove became entitled to receive insurance recoveries for both material damage and business interruption.

To quantify the recoveries, independent firms specialized in large-loss insurance calculations were engaged.

On December 19, 2025, a final settlement agreement was executed between the parties, securing receipt of the full insurance recovery for operational losses in the amount of R$ 933,683. Of this amount, R$ 500,000 had already been received in 2025 as an interim payment.

As of December 31, 2025, the balance of insurance recoveries receivable recognized in the Company's current assets totaled R$ 433,683, recorded in other operating income. The full amount was settled by the insurers during January 2026.

2.1.4 - Rumo Malha Norte S.A. corporate reorganization

On February 19, 2025, Rumo S.A. (“Rumo”) and Rumo Malha Norte S.A. (“Rumo Malha Norte”) approved a corporate reorganization to simplify their structure. The process involved Rumo's acquisition of the non-controlling shareholders' interests in Rumo Malha Norte (0.26% of share capital), in the amount of R$ 18,774, making it a wholly owned subsidiary, with minority shareholders receiving Rumo shares in exchange. Following the statutory appraisal rights period in July, the share transfer was completed on August 14, 2025.

2.1.5 - Cosan Dez share capital reduction

On February 27, 2025, the Company received the amount of R$ 1,013,760 related to the share capital reduction of Cosan Dez Participações S.A. (“Cosan Dez”), approved at an Extraordinary General Meeting held on June 26, 2024.

2.1.6 - Redemption of Cosan Nove preferred shares

On March 31, 2025, the Company redeemed 1,087,179,567 preferred shares of Cosan Nove, previously held by Banco Itaú, for R$ 2,169,000. Following the transaction, the preferred shares were converted into common shares, increasing the Company's ownership interest in Cosan Nove to 87.27%, with a resulting change in ownership interest of R$ 975,073 (see Note 9.1).

31

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

2.1.7 - Termination of Terminal XXXIX share sale agreement

On June 5, 2025, Rumo announced the termination of the share sale agreement for Terminal XXXIX de Santos S.A. (“Terminal XXXIX”) due to non-satisfaction of contractual closing conditions. The termination was executed without penalties, fines, or reimbursement obligations, maintaining Rumo's 50% equity interest in Terminal XXXIX.

As a consequence of the termination, the investment was reclassified from "non-current assets held for sale" to "investments in subsidiaries". Equity method results were recognized for both the current period and the prior period during which the asset had been classified as held for sale, totaling R$ 50,877.

2.1.8 - Rumo S.A. dividend payment

On June 11, 2025, Rumo approved a dividend distribution from retained earnings in the amount of R$ 1,500,000. Payment was made on June 25, 2025, with the Company receiving R$ 455,893, without monetary adjustment or interest accrual between the approval date and the actual deposit date.

2.1.9 - Sale of RAIL3 shares and total return swap

In December 2025, the Company disposed of a total of 184,700,000 shares of Rumo through an auction on B3, equivalent to 9.94% of its equity interest. Simultaneously, on December 15 and 22 of the same month, it entered into Total Return Swap ("TRS") transactions with Banco Santander (Brasil) S.A. ("Santander") and BNP Paribas Brasil S.A. ("BNP"). The contracts have as underlying assets 92,500,000 and 92,200,000 Rumo common shares (B3 ticker: RAIL3), respectively, totaling a notional amount of R$ 2,794,724. The TRS agreements, maturing in January 2027, provide economic exposure to share price fluctuations and distributions, in exchange for payment of a rate equivalent to the Brazilian Interbank Deposit Certificate ("CDI") rate plus a spread. The contracts were accounted for as financing arrangements, with Rumo shares pledged as collateral, and the corresponding financial liability was classified and subsequently measured at amortized cost.

Although formal disposal of the shares occurred in the market, there was no substantial transfer of risks and rewards associated with the original investment, due to the simultaneous execution of TRS agreements that restored the Company's full economic exposure to the disposed shares. Accordingly, derecognition of the investment in the subsidiary did not occur, and Rumo continues to be fully consolidated.

It should be noted that, upon settlement of these contracts, the Company has no obligation to repurchase the shares.

Total net proceeds from the transaction, after transaction costs, amounted to R$ 2,792,853. After interest adjustments, the final balance on December 31, 2025, is R$ 2,804,606.

2.1.10 - Transactions with Cosan Dez preferred shareholders

On December 30, 2025, at an Extraordinary General Meeting of subsidiary Cosan Dez, shareholders approved (i) a share capital increase of R$ 153,592 through the issuance of 30,675,567 no-par-value common shares; and (ii) an interim dividend distribution totaling R$ 623,591, paid exclusively to holders of Cosan Dez non-voting preferred shares.

On the same date, Cosan Dez approved:

(i)	the repurchase of Class A preferred shares through payment of R$ 3,577,760 to Bradesco BBI S.A. ("Bradesco"), resulting in a change in ownership interest of R$ 2,655,132 thousand (see Note 9.1);
(ii)	the creation of four new classes of preferred shares – Class A, Class B, Class C, and Class D – all with restricted voting rights; and
(iii)	the voluntary conversion of 174,856,299 common shares into Class A preferred shares and another 174,856,299 common shares into Class B preferred shares.

Also on December 30, 2025, Cosan entered into a shareholders’ agreement with Bradesco and BTG Holding. Under the agreement, Bradesco acquired 174,856,299 Class A preferred shares for R$2,000,000, and BTG acquired 174,856,299 Class B preferred shares for R$2,000,000.

32

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The agreement includes (i) a put option that gives the investors the right to require the Company to repurchase the preferred shares on the dates stipulated in the contract and (ii) a call option that gives the Company the right to repurchase the preferred shares on the same dates. Because exercise of the put option is substantively inevitable after the contractual term, the Company recognized a financial liability of R$3,844,648. This amount represents the present value of the obligation to repurchase the shares issued by subsidiary Cosan Dez. The liability is classified as a non-current liability in the line item " Put option liability on subsidiary shares."

The investment in Cosan Dez continues to be fully recognized as a non-current asset, with transaction costs amortized using the effective interest method (see Note 5.13).

On February 19, 2026, Bradesco exercised its conversion right under the shareholders’ agreement and converted its Class B preferred shares in Cosan Dez—representing 4.99% of the subsidiary’s share capital—into Class D preferred shares. Following the conversion, these shares represent 11.50% of Cosan Dez’s share capital.

The transaction was completed in accordance with the terms of the existing shareholders’ agreement.

2.1.11 - Going concern uncertainty related to the joint venture Raízen S.A.

The Company holds a significant interest in Raízen, which is classified as a joint venture and accounted for using the equity method. On February 12, 2026, Raízen issued in its interim financial statements, significant uncertainty regarding its ability to continue as a going concern.

In response, Raízen revised the key assumptions used in its impairment tests and recorded the necessary adjustments and provisions. These events, coupled with the high level of indebtedness, resulted in significant losses and negative shareholders’ equity of R$1,132,503 on December 31, 2025. As of the authorization date of these financial statements, no formal capital injection agreement had been signed.

Based on information available as of December 31, 2025, the investment in Raízen was reduced to zero on the Company's balance sheet, with no additional liability recognized, as the Company concluded, jointly with its legal advisors, through a review of contracts, corporate documents, and other related to Raízen, that it has no legal or constructive obligations to provide financial support to Raízen. The evolution of Raízen's corporate and financial restructuring process will continue to be monitored by Management, with any potential impacts to be recognized in the periods in which they occur.

On March 4, 2026, Raízen disclosed a material fact presenting proposals to strengthen its capital structure. Raízen intends to establish an orderly negotiation environment with its financial creditors to seek a consensual solution. If necessary, the implementation of this solution will occur through an extrajudicial recovery process.

2.2 New debts

2.2.1 - Early redemption of debentures

On January 22, 2025, the Company exercised its optional early redemption right for the entire outstanding amount of the 1st Series of the 3rd Issuance debentures. These were unsecured, non-convertible plain-vanilla debentures with an original maturity date in 2028. The total redemption amount was R$ 750,000, plus pro rata interest accrued from the last interest payment date to the effective redemption date, and the redemption premium stipulated in the indenture.

2.2.2 - Early redemption of Senior Notes due 2027 (“Bond 2027”)

On January 29, 2025, the Company notified the market of its decision to exercise the early redemption clause on the Bond 2027. The full redemption, in the amount of U.S.$ 392,000 thousand (equivalent to R$ 2,250,825 on the payment date), was completed on March 14, 2025, at par value.

2.2.3 - Tender offers for Bonds and Debentures

During the year, the Company executed partial repurchases of its 5th and 6th Debenture Issuances and securities issued by Cosan Luxembourg S.A. ("Cosan Lux"), specifically the 2029, 2030, and 2031 Bonds, as detailed in the table below:

Notes	Added value of the principal	Added value paid upon repurchase	Interest paid	Prize	Gain/Loss
5.50% Senior notes – 2029	1,347,741	1,228,072	(30,487)	(67,135)	52,534
7.50% Senior notes – 2030	1,600,016	1,572,518	(17,055)	(80,379)	(52,881)
7.25% Senior notes – 2031	1,637,819	1,588,054	(18,008)	(82,112)	(32,347)
5th and 6th Debentures	1,152,469	1,152,469	(52,384)	(17,714)	(17,714)

33

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

2.2.4 - Early repayments

On February 12 and 13, 2025, the Company prepaid Loan 4.131 and debentures in the amounts of U.S.$ 600,000  thousand (equivalent to R$ 3,462,660) and U.S.$ 300,000 thousand (equivalent to R$ 1,733,640), respectively. These loan and debenture facilities had originally been contracted in February 2024 and December 2023, respectively.

Concurrently with the early repayments, the related TRS and interbank time deposit transactions that had been structured to support the foreign currency funding with foreign exchange hedging were terminated.

On January 16, 2026, Cosan S.A. announced the full early redemption of the first series of its 4th and 6th debenture issuances. Both series had a redemption date of February 2, 2026, for the following amounts:

1st series of the 4th issuance: total redemption value of R$400,000, plus remuneration calculated pro rata temporis from the date of the last remuneration payment to the actual payment date, plus the premium.

6th issuance: total redemption value of R$166,178, plus remuneration calculated pro rata temporis from the date of the last remuneration payment to the actual payment date, plus the premium.

In addition, Cosan’s subsidiary Cosan Luxembourg S.A. exercised the early call clause on the bonds maturing in 2029, with full redemption on February 17, 2026.

These actions form part of the Company’s liability management strategy, which aims to reduce indebtedness and strengthen its capital structure.

On February 2, 2026, Cosan S.A. informed the market of the continuation of its liability management process, as outlined in the public offerings completed in 2025. In this context, its wholly owned subsidiary, Cosan Luxembourg S.A., fully redeemed the senior notes maturing in June 2030 (“Bond 2030”), with a principal amount of US$269,334 thousand, and the senior notes maturing in January 2031 (“Bond 2031”), with a principal amount of US$300,000 thousand.

With the redemptions described above, the Company has repaid approximately R$6.2 billion in debt to date. This reinforces its commitment to reducing indebtedness, lowering financial costs, and improving its capital structure.

 2.2.5 - Debts incurred during the fiscal year

Segment/Type	Date	Incidence of interest	Index	Objective	Funding cost	Value	Maturity
Cosan Corporate
Debentures	03/12/2025	Yearly	CDI + 0.60% p.a.	Capital management	(46,633)	1,500,000	01/27/2029
Debentures	03/12/2025	Yearly	CDI + 0.70% p.a.	Capital management	(13,797)	500,000	03/27/2030
Debentures	03/12/2025	Yearly	CDI + 1.00% p.a.	Capital management	(13,721)	500,000	03/27/2032
Compass
Debentures	01/10/2025	Yearly	DI + spread 0.50% p.a.	Investment	—	410,000	01/07/2027
Debentures	02/18/2025	Six-monthly	IPCA + 7.44% p.a.	Investment	(18,546)	800,000	01/15/2033
Loan 4.131	03/20/2025	Yearly	CDI + 0.78% p.a.	Investment	(859)	350,000	03/20/2026
Institutional Debentures	05/19/2025	Six-monthly	CDI + 0.45% p.a.	Investment	(2,414)	1,500,000	05/15/2028
Debentures 12,431	10/09/2025	Six-monthly	IPCA + 6.80%	Investment	(11,974)	300,000	09/15/2037
Debentures 12,431	10/09/2025	Six-monthly	IPCA + 6.58%	Investment	(32,200)	700,000	09/15/2040
Debentures	11/17/2025	Six-monthly	CDI + 0.45%	Investment	(511)	200,000	11/15/2029
Commercial Note private	11/26/2025	Settlement	CDI + 1.20%	Investment	—	53,900	03/31/2026
BNDES	12/17/2025	Monthly	IPCA + 9.00%	Investment	(1,369)	26,675	09/16/2041
BNDES	12/17/2025	Monthly	Fixed rate	Investment	(105)	215,825	09/16/2041
Rumo
Debentures	03/28/2025	Yearly	IPCA + 7.47% p.a.	Capital management	(17,020)	434,949	03/28/2037
Debentures	03/28/2025	Yearly	IPCA + 7.53% p.a.	Capital management	(63,990)	1,365,051	03/28/2040
Debentures	29/09/2025	Six-monthly	IPCA + 6.58% p.a.	Investment	(46,187)	1,000,000	10/15/2040
Debentures	12/16/2025	Six-monthly	IPCA + 7.40% p.a.	Investment	(12,152)	750,000	12/15/2040
BNDES (Finem)	12/18/2025	Six-monthly	IPCA + 8.81% p.a.	Investment	(1,681)	26,959	09/15/2035
BNDES (Finem)	12/18/2025	Six-monthly	TR + 2.81% p.a.	Investment	(1,681)	26,959	09/15/2035
Moove
Loan 4.131	01/16/2025	Yearly	CDI + 0.50% p.a.	Capital management	—	500,000	01/18/2028
Export credit notes	12/19/2025	Yearly	USD + 4.52% p.a.	Capital management	—	275,700	12/17/2027

34

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

3. Statement of compliance and material accounting policies
3.1 Statement of compliance

These individual and consolidated financial statements have been prepared and are being presented in accordance with accounting practices adopted in Brazil, which fully incorporate the pronouncements, interpretations, and guidelines issued by the Accounting Pronouncements Committee (CPC), the International Financial Reporting Standards (IFRS® Accounting Standards) issued by the International Accounting Standards Board (IASB), including the interpretations issued by the IFRS Interpretations Committee (IFRIC® Interpretations), in compliance with the provisions of Law No. 6,404, of December 27, 1976 (Brazilian Corporation Law), and the rules issued by the Brazilian Securities and Exchange Commission (CVM).

The presentation of the Statements of Value Added ("DVA"), both individual and consolidated, is required under Brazilian corporate legislation and applicable Brazilian accounting practices for publicly traded companies. The DVA has been prepared in accordance with Technical Pronouncement CPC 09 – Demonstração do Valor Adicionado (DVA). As international accounting standards do not require this statement, it is presented as supplementary information without affecting the integrity of the complete set of financial statements.

The individual and consolidated financial statements appropriately reflect the effects of relevant transactions and economic events in accordance with applicable accounting policies, and the information contained therein is the same as that used by Management for operational decision-making purposes.

Additionally, regarding business continuity, the Company has sufficient insurance policies to cover any catastrophes or problems that may occur in its operations.

These financial statements were authorized for issuance by the Board of Directors on March 9, 2026.

3.2 Material accounting policies

The applicable accounting policies are described in the accompanying notes, except for those described below:

FUNCTIONAL PRESENTATION CURRENCY AND FOREIGN CURRENCY

The individual and consolidated financial statements are presented in reais (R$), the functional currency of the Company and its Brazilian-based subsidiaries, associates, and joint ventures, as it is the primary currency of the economic environment in which these entities operate, consume, and generate resources. The principal functional currencies of foreign-based subsidiaries are the U.S. dollar, the euro, and the pound sterling. All balances have been rounded to the nearest thousand, except where otherwise indicated.

Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the exchange rate at the balance sheet date. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when fair value was determined. Non-monetary items measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Exchange differences arising from these translations are recognized in profit or loss for the period.

Assets and liabilities of foreign operations, including goodwill and other adjustments arising from business combinations, are translated into reais using the exchange rates at the balance sheet date. Revenue and expenses of these operations are translated using the average exchange rates for the dates of the transactions.

Exchange differences arising from the translation into the presentation currency are recognized directly in shareholders' equity as part of other comprehensive income. Where a subsidiary is not wholly owned, the portion attributable to non-controlling interests is allocated directly to the corresponding component of equity.

Upon complete disposal of a foreign entity resulting in loss of control, significant influence, or joint control, the accumulated balance of translation differences related to that entity is reclassified to profit or loss as part of the gain or loss on disposal. In partial disposals with retention of control over a subsidiary, the proportional portion of the accumulated balance is reclassified to equity and attributed to non-controlling interests. In partial disposals of an associate or joint venture with retention of significant influence or joint control, the proportional portion of the accumulated balance is reclassified directly to profit or loss.

35

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The table below presents the reference exchange rates, expressed in reais or units of foreign currency, for the periods indicated, as published by the Central Bank of Brazil ("BACEN"):

	Closing rate		Average rate
Currency	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Dollar (USD)	5.50	6.19	5.45	6.10
Pound sterling (£)	7.41	7.76	7.30	7.71
Euro (€)	6.47	6.44	6.39	6.38

USE OF JUDGMENT AND ESTIMATES

In preparing these financial statements, Management has applied judgments and estimates that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Underlying estimates and assumptions are continuously reviewed and adjusted prospectively when necessary. Information regarding critical judgments and the main sources of estimation uncertainty that have a significant impact on the amounts recognized in the financial statements is described in the following notes:

• Note 5 – Other financial liabilities

• Note 5.5 – Leases

• Note 5.7 – Trade receivables

• Note 5.11 – Recognized Fair value measurement

• Note 8 – Assets and liabilities held for sale

• Note 9.2 – Acquisition of subsidiaries

• Note 10 – Investment in joint ventures

•Notes 11.1 and 11.2 – Property plant and equipment, intangible assets and goodwill

•Notes 11.5 – Investment Properties

• Note 12 – Commitments

• Note 15 – Income taxes

• Note 16 - Provisions for legal claims and deposits

• Note 23 – Post-employment benefits

• Note 24 – Share-based payment

3.3 Restatement in the statement of value added

We restated certain line items in the DVA for the year ended December 31, 2024. This restatement complies with CVM Resolution 199/2024 and ensures comparability with the fiscal year 2025. The adjustments resulted in the following reclassifications:

• Correction of amounts previously presented in “Inputs purchased from third parties” and in “Net sales” to the line items “Capitalization of assets constructed for own use,” "Other income, net," “Personnel and payroll charges,” “Taxes, fees and contributions,” and “Financial expenses and rent.”

• Change in the accounting policy for assets constructed for own use to recognize in the DVA, as revenue, the construction of new assets and the structural expansion of existing assets that result in capacity expansion.

These adjustments did not have a material impact on the ratios in the separate and consolidated financial statements.

36

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Consolidated
	2024	Restatement	2024 Restated
Revenue
Net sales	49,217,999	(1,407,116)	47,810,883
Capitalization of assets constructed for own use	—	5,248,643	5,248,643
Other income, net	2,284,390	(5,861)	2,278,529
Impairment gain on trade receivables	25,279	—	25,279
	51,527,668	3,835,666	55,363,334
Inputs purchased from third parties
Cost of goods sold and services rendered	26,288,059	1,874,975	28,163,034
Materials, energy, third-party services and other	2,324,006	1,481,292	3,805,298
	28,612,065	3,356,267	31,968,332
Gross value added	22,915,603	479,399	23,395,002
Retention
Depreciation and amortization	7,023,983	—	7,023,983
Net value added	15,891,620	479,399	16,371,019
Value added transferred in
Impairment in associate	(4,672,396)	—	(4,672,396)
Interest in earnings (losses) of subsidiaries and associates	1,719,031	—	1,719,031
Interest in losses of joint ventures	(1,229,980)	—	(1,229,980)
Proft for the period from discontinued operation, net of tax	273,875	—	273,875
Finance income	2,655,899	—	2,655,899
	(1,253,571)	—	(1,253,571)
Value added to be distributed	14,638,049	479,399	15,117,448
Distribution of valor added	14,638,049	479,399	15,117,448
Personnel and payroll charges	2,677,572	150,808	2,828,380
Direct remuneration	2,144,502	131,677	2,276,179
Benefits	411,539	19,131	430,670
FGTS and other	121,531	—	121,531
Taxes, fees and contributions	8,635,556	104,629	8,740,185
Federal	5,287,771	—	5,287,771
State	3,183,301	—	3,183,301
Municipal	164,484	104,629	269,113
Financial expenses and rents	11,486,687	223,962	11,710,649
Interest and foreign exchange variation	11,326,038	216,682	11,542,720
Rents	154,613	7,280	161,893
Other	6,036	—	6,036
Equity remuneration	(8,161,766)	—	(8,161,766)
Non-controlling interests	1,262,029	—	1,262,029
Loss for the year	(9,697,670)	—	(9,697,670)
Profit for the year from discontinued operations, net of taxes	273,875	—	273,875

37

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

4. Segment information

The Company's senior management (the Chief Operating Decision Maker) uses segment information to evaluate the performance of operating segments and make resource allocation decisions. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. Earnings before interest, taxes, depreciation, and amortization ("EBITDA") are used by the Company to evaluate the performance of its operating segments.

Reported segments:

1)	Raízen: operates in (i) production, marketing, origination, and trading of ethanol; (ii) production and marketing of bioenergy; (iii) resale and trading of electricity; (iv) production and marketing of other renewable products (solar energy and biogas); (v) production, marketing, origination, and trading of sugar; and (vi) trading and marketing of fossil and renewable fuels and lubricants through a franchised network of service stations under the Shell brand throughout Brazil and Latin America, with operations in Argentina and Paraguay.
2)	Compass: core activities include (i) distribution of piped natural gas in the South, Southeast, and Central-West regions to industrial, residential, commercial, automotive, and cogeneration segment customers; (ii) natural gas marketing; and (iii) other investments under development.
3)	Moove: engages in the production, formulation, and distribution of high-performance lubricants, base oils, and specialties, headquartered in Brazil with operations in 10 countries across South America, North America, and Europe. It distributes and sells products under the Mobil brand and various proprietary brands to different end markets, including industrial, commercial, and passenger and commercial vehicle segments.
4)	Rumo: provides logistics services for rail transportation, storage, and port loading of commodities—primarily grains and sugar—locomotive and railcar leasing and other rail equipment, and container operations.
5)	Radar: a leader in agricultural property management, Radar invests in a diversified portfolio with high appreciation potential through holdings in Radar, Tellus, and Janus companies.
6)	Cosan Corporate: represents Cosan's corporate structure, comprising (i) senior management and corporate teams that incur general and administrative expenses and other operating expenses (income), including pre-operational investments; (ii) equity method results from investments; and (iii) financial results attributable to cash and debt of the parent company, intermediate holdings (Cosan Nove and Cosan Dez), offshore finance companies, and investment in the Climate Tech Fund, a venture capital fund managed by Fifth Wall specializing in technological innovation.

Although Raízen is a joint venture accounted for under the equity method and is not proportionately consolidated, Management continues to monitor the segment information. Reconciliation for this segment is presented in the "Deconsolidation of a Joint Venture" column.

38

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Twelve months ending December 31, 2025
	Reported segments						Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of a Joint Venture	Eliminations between segments	Consolidated
Statement of profit or loss
Net sales	232,246,624	16,604,055	9,320,131	13,847,776	653,785	3,413	(232,246,624)	(10,564)	40,418,596
Cost of sales	(223,039,900)	(12,573,021)	(7,036,165)	(7,562,149)	(82,216)	—	223,039,900	10,564	(27,242,987)
Gross profit	9,206,724	4,031,034	2,283,966	6,285,627	571,569	3,413	(9,206,724)	—	13,175,609
Selling expenses	(6,034,060)	(231,057)	(1,560,734)	(58,352)	—	—	6,034,060	—	(1,850,143)
General and administrative expenses	(2,351,926)	(848,007)	(655,965)	(637,450)	(96,000)	(290,326)	2,351,926	—	(2,527,748)
Other operation income (expenses), net	(1,468,576)	658,043	916,112	123,460	1,308,677	154,979	1,468,576	—	3,161,271
Impairment	(6,496,680)	—	—	(1,227,872)	—	(265,880)	6,496,680	—	(1,493,752)
Interest in (losses) earnings of subsidiaries and associates	(24,276)	116,282	—	101,526	—	2,275,269	24,276	(2,273,155)	219,922
Interest in (losses) earnings of joint ventures	(177,680)	—	—	(7,273)	—	(10,877,750)	177,680	—	(10,885,023)
Finance results, net	(9,129,988)	(1,637,661)	(321,628)	(3,025,182)	63,182	(2,870,132)	9,129,988	—	(7,791,421)
Finance expense	(8,263,562)	(2,177,941)	(301,109)	(3,281,087)	(4,032)	(3,185,446)	8,263,562	—	(8,949,615)
Finance income	3,009,112	857,063	73,590	1,468,558	67,214	1,116,892	(3,009,112)	—	3,583,317
Foreign exchange variation, net	2,834,418	180,259	65,165	686,037	—	1,465,891	(2,834,418)	—	2,397,352
Net effect of derivatives	(6,709,956)	(497,042)	(159,274)	(1,898,690)	—	(2,267,469)	6,709,956	—	(4,822,475)
Income tax	(5,838,506)	(628,927)	(103,783)	(689,358)	(186,368)	(594,680)	5,838,506	—	(2,203,116)
Net (loss) profit for the year	(22,314,968)	1,459,707	557,968	865,126	1,661,060	(12,465,107)	22,314,968	(2,273,155)	(10,194,401)
(Loss) profit attributable to:
Owners of the Company	(22,257,204)	1,129,707	390,394	256,763	496,291	(9,722,125)	22,257,204	(2,273,155)	(9,722,125)
Non-controlling interests	(57,764)	330,000	167,574	608,363	1,164,769	(2,742,982)	57,764	—	(472,276)
	(22,314,968)	1,459,707	557,968	865,126	1,661,060	(12,465,107)	22,314,968	(2,273,155)	(10,194,401)
Other selected data
Depreciation and amortization	9,706,642	1,247,648	406,026	2,213,331	272	23,555	(9,706,642)	—	3,890,832
EBITDA	2,360,168	4,973,943	1,389,405	6,792,997	1,784,518	(8,976,740)	(2,360,168)	(2,273,155)	3,690,968
Additions to fixed assets, intangible assets and contract assets	9,876,006	2,197,125	146,112	6,096,341	10,428	9,861	(9,876,006)	—	8,459,867
Reconciliation of EBITDA
Profit (loss) for the year, net	(22,314,968)	1,459,707	557,968	865,126	1,661,060	(12,465,107)	22,314,968	(2,273,155)	(10,194,401)
Income taxes	5,838,506	628,927	103,783	689,358	186,368	594,680	(5,838,506)	—	2,203,116
Finance results, net	9,129,988	1,637,661	321,628	3,025,182	(63,182)	2,870,132	(9,129,988)	—	7,791,421
Depreciation and amortization	9,706,642	1,247,648	406,026	2,213,331	272	23,555	(9,706,642)	—	3,890,832
EBITDA	2,360,168	4,973,943	1,389,405	6,792,997	1,784,518	(8,976,740)	(2,360,168)	(2,273,155)	3,690,968

39

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Twelve months ending December 31, 2024
	Reported segments						Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Venture	Eliminations between segments	Consolidated
Statement of profit or loss
Net sales	251,198,776	18,383,448	10,248,369	13,936,389	1,441,809	2,160	(251,198,776)	(61,433)	43,950,742
Cost of sales	(237,636,637)	(14,706,965)	(7,309,994)	(7,533,536)	(746,956)	(43)	237,636,637	61,433	(30,236,061)
Gross profit	13,562,139	3,676,483	2,938,375	6,402,853	694,853	2,117	(13,562,139)	—	13,714,681
Selling expenses	(6,634,623)	(195,472)	(1,331,412)	(49,006)	—	—	6,634,623	—	(1,575,890)
General and administrative expenses	(3,020,473)	(818,420)	(921,196)	(661,678)	(73,201)	(370,787)	3,020,473	—	(2,845,282)
Other operation income (expenses), net	2,029,354	858,402	84,081	(146,740)	1,265,098	(511,007)	(2,029,354)	—	1,549,834
Impairment	—	(6,155)	—	(3,149,245)	—	—	—	—	(3,155,400)
Impairment in associate	—	—	—	—	—	(4,672,396)	—	—	(4,672,396)
Interest in earnings (losses) of subsidiaries and associates	(235,631)	154,487	—	40,348	21,531	3,509,443	235,631	(2,006,778)	1,719,031
Interest in earnings (losses) of joint ventures	—	—	—	(7,445)	—	(1,222,535)	—		(1,229,980)
Finance results, net	(7,273,308)	(854,169)	(181,139)	(2,577,844)	27,756	(5,164,321)	7,273,308	—	(8,749,717)
Finance expense	(4,741,898)	(1,587,619)	(182,407)	(3,242,246)	(27,130)	(2,597,714)	4,741,898	—	(7,637,116)
Finance income	995,444	977,905	129,175	1,102,136	54,886	391,797	(995,444)	—	2,655,899
Foreign exchange, net	(4,974,022)	(578,412)	(212,224)	(1,455,848)	—	(3,494,875)	4,974,022	—	(5,741,359)
Net effect of derivatives	1,447,168	333,957	84,317	1,018,114	—	536,471	(1,447,168)	—	1,972,859
Income tax	(1,102,531)	(966,578)	(194,579)	(800,485)	(130,285)	(1,098,595)	1,102,531	—	(3,190,522)
(Loss) profit for the year of continued operation	(2,675,073)	1,848,578	394,130	(949,242)	1,805,752	(9,528,081)	2,675,073	(2,006,778)	(8,435,641)
Profit from discontinued operations	—	273,875	—	—	—	241,010	—	(241,010)	273,875
Net (loss) profit for the year	(2,675,073)	2,122,453	394,130	(949,242)	1,805,752	(9,287,071)	2,675,073	(2,247,788)	(8,161,766)
(Loss) profit attributable to:
Owners of the Company	(2,732,286)	1,730,597	275,921	(291,680)	532,950	(9,423,795)	2,732,286	(2,247,788)	(9,423,795)
Non-controlling interests	57,213	391,856	118,209	(657,562)	1,272,802	136,724	(57,213)	—	1,262,029
	(2,675,073)	2,122,453	394,130	(949,242)	1,805,752	(9,287,071)	2,675,073	(2,247,788)	(8,161,766)
Other selected data
Depreciation and amortization	10,036,600	1,088,610	460,391	2,303,380	273	15,929	(10,036,600)	—	3,868,583
EBITDA	15,737,366	5,031,810	1,230,239	4,732,467	1,908,554	(3,008,226)	(15,737,366)	(2,247,788)	7,647,056
Additions to fixed assets, intangible assets and contract assets	12,349,347	2,135,908	186,040	5,492,724	6,414	13,435	(12,349,347)	—	7,834,521
Reconciliation of EBITDA
(Loss) profit for the year, net	(2,675,073)	2,122,453	394,130	(949,242)	1,805,752	(9,287,071)	2,675,073	(2,247,788)	(8,161,766)
Income tax	1,102,531	966,578	194,579	800,485	130,285	1,098,595	(1,102,531)	—	3,190,522
Finance results, net	7,273,308	854,169	181,139	2,577,844	(27,756)	5,164,321	(7,273,308)	—	8,749,717
Depreciation and amortization	10,036,600	1,088,610	460,391	2,303,380	273	15,929	(10,036,600)	—	3,868,583
EBITDA	15,737,366	5,031,810	1,230,239	4,732,467	1,908,554	(3,008,226)	(15,737,366)	(2,247,788)	7,647,056

40

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	December 31, 2025
	Reported segments						Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Venture	Eliminations between segments	Consolidated
Statement of financial position:
Cash and cash equivalents	16,787,376	3,430,108	1,246,014	7,018,132	19,614	15,529,815	(16,787,376)	—	27,243,683
Marketable securities	519,918	1,471,735	526,815	416,287	143,605	434,151	(519,918)	—	2,992,593
Trade receivables	7,698,087	1,541,952	1,071,055	667,292	388,864	—	(7,698,087)	—	3,669,163
Derivative financial instruments	7,390,653	218,195	37,689	1,804,841	—	206,383	(7,390,653)	—	2,267,108
Inventories	13,023,684	209,199	1,496,570	263,489	—	—	(13,023,684)	—	1,969,258
Sectorial financial assets	—	728,954	—	—	—	—	—	—	728,954
Other financial assets	94,026	4,823	980	—	2	—	(94,026)	—	5,805
Other current assets	16,476,770	703,324	715,511	1,204,266	33,085	1,956,812	(16,476,770)	(496,920)	4,116,078
Other non-current assets	8,268,816	1,896,910	262,010	3,800,660	53,257	1,943,783	(8,268,816)	(45,082)	7,911,538
Investment in subsidiaries and associates	757,936	1,315,190	—	396,810	—	16,077,939	(757,936)	(16,068,631)	1,721,308
Investment in joint ventures	1,201,730	—	—	48,847	—	11,509	(1,201,730)	—	60,356
Biological assets	1,562,942	—	—	—	—	—	(1,562,942)	—	—
Investment property	—	—	—	—	18,221,781	—	—	—	18,221,781
Contract assets	2,803,105	1,041,771	2,842	—	—	—	(2,803,105)	—	1,044,613
Right-of-use assets	6,806,538	1,555,212	300,064	7,792,217	2,787	12,649	(6,806,538)	—	9,662,929
Property, plant and equipment	31,775,056	1,942,618	861,572	23,948,573	11	42,951	(31,775,056)	—	26,795,725
Intangible assets	3,520,050	17,287,600	2,985,630	6,421,681	—	11,715	(3,520,050)	—	26,706,626
Loans, borrowings and debentures	(70,013,022)	(15,320,793)	(4,041,589)	(23,123,837)	—	(21,740,912)	70,013,022	—	(64,227,131)
Derivatives financial instruments - Liabilities	(8,535,256)	(266,293)	(39,034)	(1,789,709)	—	(585,633)	8,535,256	—	(2,680,669)
Trade payables	(9,288,854)	(1,326,372)	(1,611,538)	(1,138,378)	(20,259)	(955)	9,288,854	—	(4,097,502)
Employee benefits payables	(969,579)	(254,954)	(134,823)	(361,583)	—	(43,664)	969,579	—	(795,024)
Sectorial financial liabilities	—	(2,265,261)	—	—	—	—	—	—	(2,265,261)
Other current liabilities	(9,911,677)	(1,323,621)	(368,683)	(1,691,879)	(125,930)	(775,130)	9,911,677	494,830	(3,790,413)
Leases	(8,114,646)	(1,930,232)	(316,221)	(4,145,148)	(3,054)	(18,145)	8,114,646	—	(6,412,800)
Put option liability on subsidiary shares	—	—	—	—	—	(3,844,648)	—	—	(3,844,648)
Liability from financing secured by shares	—	—	—	—	—	(2,804,606)	—	—	(2,804,606)
Other non-current liabilities	(12,986,156)	(3,223,563)	(581,184)	(7,484,119)	(839,318)	(1,108,835)	12,986,156	47,187	(13,189,832)
Total assets (net of liabilities) allocated by segment	(1,132,503)	7,436,502	2,413,680	14,048,442	17,874,445	5,305,179	1,132,503	(16,068,616)	31,009,632
Total Asset	118,686,687	33,347,591	9,506,752	53,783,095	18,863,006	36,227,707	(118,686,687)	(16,610,633)	135,117,518
Equity attributable to:
Controlling shareholders	(1,596,893)	4,687,098	1,692,100	4,196,013	5,493,405	5,304,228	1,596,893	(16,068,616)	5,304,228
Non-controlling shareholders	464,390	2,749,404	721,580	9,852,429	12,381,040	951	(464,390)	—	25,705,404
Total shareholders' equity	(1,132,503)	7,436,502	2,413,680	14,048,442	17,874,445	5,305,179	1,132,503	(16,068,616)	31,009,632

41

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	December 31, 2024
	Reported segments						Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Venture	Eliminations between segments	Consolidated
Statement of financial position:
Cash and cash equivalents	9,962,864	5,271,256	753,347	7,461,618	33,041	3,384,280	(9,962,864)	—	16,903,542
Marketable securities	1,337,706	1,074,806	303,492	812,795	251,267	943,941	(1,337,706)	—	3,386,301
Trade receivables	11,053,414	1,804,823	1,164,422	583,349	443,140	—	(11,053,414)	—	3,995,734
Derivative financial instruments	17,070,322	356,589	151,926	1,647,977	—	1,642,836	(17,070,322)	—	3,799,328
Inventories	17,435,862	252,220	1,538,105	282,580	—	—	(17,435,862)	—	2,072,905
Sectorial financial assets	—	731,642	—	—	—	—	—	—	731,642
Other financial assets	87,966	3,820	675	—	—	—	(87,966)	—	4,495
Other current assets	10,611,882	592,317	288,376	1,040,439	72,089	3,786,460	(10,611,882)	(2,112,993)	3,666,688
Other non-current assets	15,784,732	1,810,491	241,816	3,421,143	24,870	2,901,292	(15,784,732)	(160,256)	8,239,356
Investment in subsidiaries and associates	—	1,277,955	—	280,865	92,166	24,235,118	—	(15,207,538)	10,678,566
Investment in joint ventures	2,012,536	—	—	41,121	—	10,503,923	(2,012,536)	—	10,545,044
Biological Assets	3,596,878	—	—	—	—	—	(3,596,878)	—	—
Investment property	—	—	—	—	16,818,919	—	—	—	16,818,919
Contract assets	2,806,284	1,110,463	4,367	—	—	—	(2,806,284)	—	1,114,830
Right-of-use assets	9,549,136	1,581,601	316,762	8,039,779	3,053	17,556	(9,549,136)	—	9,958,751
Property, plant and equipment	37,503,618	1,620,505	911,277	20,435,467	17	51,750	(37,503,618)	—	23,019,016
Intangible assets	9,472,002	16,761,631	3,013,392	6,545,890	—	9,872	(9,472,002)	—	26,330,785
Loans, borrowings and debentures	(52,781,598)	(14,449,033)	(3,558,575)	(19,123,218)	—	(29,324,600)	52,781,598	—	(66,455,426)
Derivatives financial instruments - Liabilities	(14,464,530)	(389,778)	(57,347)	(1,918,204)	—	(1,104,875)	14,464,530	—	(3,470,204)
Trade payables	(20,042,646)	(1,650,748)	(1,735,704)	(1,777,918)	(20,549)	(2,930)	20,042,646	—	(5,187,849)
Employee benefits payables	(1,096,336)	(253,655)	(140,553)	(376,475)	—	(43,324)	1,096,336	—	(814,007)
Sectorial financial liabilities	—	(2,040,239)	—	—	—	—	—	—	(2,040,239)
Other current liabilities	(9,327,070)	(2,876,023)	(428,437)	(1,252,805)	(135,410)	(905,820)	9,327,070	1,628,676	(3,969,819)
Leases	(11,988,100)	(2,122,306)	(327,517)	(4,032,188)	(3,281)	(24,461)	11,988,100	—	(6,509,753)
Other non-current liabilities	(14,143,270)	(3,735,956)	(548,995)	(7,177,061)	(580,129)	(2,022,675)	14,143,270	644,573	(13,420,243)
Total asset (net of liabilities) allocated by segment	24,441,652	6,732,381	1,890,829	14,935,154	16,999,193	14,048,343	(24,441,652)	(15,207,538)	39,398,362
Total asset	148,285,202	34,250,119	8,687,957	50,593,023	17,738,562	47,477,028	(148,285,202)	(17,480,787)	141,265,902
Equity attributable to:
Owners of the Company	23,864,556	4,091,601	1,326,385	4,477,643	5,311,909	10,903,764	(23,864,556)	(15,207,538)	10,903,764
Non-controlling interests	577,096	2,640,780	564,444	10,457,511	11,687,284	3,144,579	(577,096)	—	28,494,598
Total shareholders' equity	24,441,652	6,732,381	1,890,829	14,935,154	16,999,193	14,048,343	(24,441,652)	(15,207,538)	39,398,362

42

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

4.1 Net sales to external customers by product/customer type
	Period of twelve months ended December 31,
	2025	2024
Reported segments
Raízen
Ethanol	23,521,366	25,567,836
Sugar	29,980,236	38,019,072
Gasoline	67,319,586	67,097,828
Diesel	92,715,916	102,834,016
Cogeneration	8,863,552	7,271,246
Other	9,845,968	10,408,778
	232,246,624	251,198,776
Compass
Natural gas distribution
Industrial	8,514,502	11,978,851
Residential	2,667,598	2,331,263
Cogeneration	300,242	511,997
Automotive	438,332	485,946
Commercial	924,090	878,635
Construction revenue	1,568,285	1,602,284
Other	380,491	594,472
	14,793,540	18,383,448
Marketing & services
Gas commercialization	1,810,515	—
	16,604,055	18,383,448
Moove
Finished product	8,068,803	8,794,520
Base oil	743,454	630,349
Services	507,874	823,500
	9,320,131	10,248,369
Rumo
North operations	11,111,826	11,096,559
South operations	1,941,834	2,154,493
Container operations	794,116	685,337
	13,847,776	13,936,389
Radar
Lease and sale of lands	653,785	1,441,809
Cosan Corporate
Services	3,413	2,160
Total	272,675,784	295,210,951
Reconciliation
Deconsolidation of joint venture, adjustments and eliminations	(232,257,188)	(251,260,209)
Total	40,418,596	43,950,742

43

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

4.2 Information on geographical area
	Net revenue		Other non-current assets
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Brazil	34,743,725	38,185,302	89,460,884	97,433,283
Europe (i)	3,189,394	3,100,762	382,446	761,716
Latin America (ii)	278,167	304,074	34,375	46,929
United States of America	2,166,395	2,360,604	2,133,670	2,562,230
Asia and others (iii)	40,915	—	—	—
Total	40,418,596	43,950,742	92,011,375	100,804,158

Main countries:

(i)	England, France, Spain and Portugal;
(ii)	Argentina, Bolivia, Uruguay and Paraguay; and
(iii)	Singapore, United Arab Emirates and Oceania.
 4.3 Main customers

As of December 31, 2025, subsidiary Rumo had one customer whose revenue represented 10.34% of its net operating revenue, equivalent to R$ 1,323,753, corresponding to 3.3% of Cosan's consolidated net operating revenue. For the year ended December 31, 2024, this same customer represented 12.10% of Rumo's net operating revenue, amounting to R$ 1,763,541, which corresponded to 4% of Cosan's consolidated net operating revenue.
5. Financial assets and liabilities

Accounting policy:

Classification

The Company classifies its financial assets into the following measurement categories:

• Measured at fair value (either through other comprehensive income or through profit or loss).

• Measured at amortized cost

Classification depends on the business model adopted for managing the financial assets and the contractual cash flow characteristics of the instrument. For financial assets measured at fair value, gains and losses are recognized either in profit or loss or in other comprehensive income. For debt instruments, this depends on the business model in which the investment is held.

The Company reclassifies debt securities only when there is a change in the business model for managing those assets. Financial liabilities are classified as measured at amortized cost or at fair value through profit or loss. A financial liability is classified as measured at fair value through profit or loss when:

(i) it is held for trading;

(ii) it is a derivative (except for financial guarantee contracts and forward purchase and sale contracts that are not entered into for trading purposes); or

(iii) it is designated as such at initial recognition.

44

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Recognition and measurement

At initial recognition, the Company measures a financial asset or financial liability at its fair value, plus or minus, in the case of a financial asset or financial liability not measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issuance of the financial asset or financial liability. Transaction costs related to financial assets or liabilities measured at fair value through profit or loss are expensed in profit or loss.

Purchases and sales of financial assets subject to regular-way settlement are recognized on the trade date—that is, the date on which the Company commits to the irrevocable purchase or sale.

Subsequent to initial recognition, the Company measures financial assets as follows:

  Amortized cost: for assets held in a business model whose objective is to hold instruments in order to collect contractual cash flows that meet the solely payments of principal and interest ("SPPI") criterion. This category includes trade receivables, cash and cash equivalents, receivables from related parties, restricted cash, sector financial assets, and dividends and interest on equity receivable;
  Fair value through other comprehensive income ("FVOCI"): for assets held in a business model with both collection of cash flows and sale objectives, whose cash flows meet the SPPI criterion;
  Fair value through profit or loss ("FVTPL"): for all other financial assets, including derivatives and instruments that do not meet the SPPI criterion.

Financial liabilities classified at fair value through profit or loss are measured at fair value, with all changes recognized in profit or loss for the period. Other financial liabilities are measured at amortized cost using the effective interest method, with interest expense and foreign exchange variations recognized in profit or loss.

Derecognition

Financial assets are derecognized when the rights to receive cash flows have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Financial liabilities are derecognized when the contractual obligations are extinguished, cancelled, or have matured. When the terms of a liability are substantially modified—that is, when the effective interest rate of the modified liability varies by 10% or more relative to the original rate—the original liability is derecognized and a new liability is recognized at the fair value of the modified cash flows, with the resulting gain or loss recognized in profit or loss for the year. Additionally, the Company considers qualitative factors, in addition to the 10% variation, when assessing whether to derecognize the liability.

45

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Financial assets and liabilities are presented according to the classifications shown below:

		Parent Company		Consolidated
	Note	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Assets
Fair value through profit or loss
Cash and cash equivalents	5.2	22,047	986,278	2,525,668	2,122,442
Marketable securities	5.3	330,388	805,335	2,992,593	3,386,301
Derivative financial instruments	5.6	206,384	1,565,495	2,267,108	3,799,328
Other financial assets		—	—	5,805	4,495
		558,819	3,357,108	7,791,174	9,312,566
Amortized cost
Cash and cash equivalents	5.2	15,361,258	1,214,989	24,718,015	14,781,100
Trade receivables	5.7	—	—	3,669,163	3,995,734
Restricted cash		186	—	228,768	174,303
Receivables from related parties	5.8	220,312	406,981	219,897	399,889
Sectorial financial assets	5.10	—	—	728,954	731,642
Judicial deposits	16	351,904	416,969	1,072,982	1,056,690
Dividends and interest on equity receivable	17	87,224	19,377	35,410	153,548
Indemnification financial asset (ii)		—	—	557,475	416,377
Reduction of capital receivable		—	1,013,714	—	—
		16,020,884	3,072,030	31,230,664	21,709,283
Total		16,579,703	6,429,138	39,021,838	31,021,849
Liabilities
Amortized cost
Loans, borrowings and debentures		(16,388,391)	(21,350,555)	(32,945,289)	(38,161,392)
Trade payables	5.9	(870)	(2,900)	(4,097,502)	(5,187,849)
Consideration payable		—	—	(195,057)	(246,256)
Other financial liabilities (i)		—	—	(1,096,884)	(1,067,839)
Leases	5.5	(18,145)	(24,459)	(6,412,800)	(6,509,753)
Railroad concession payable	13	—	—	(3,988,245)	(3,721,190)
Related parties payables	5.8	(5,631,481)	(7,263,024)	(322,082)	(417,488)
Put option liability on subsidiary shares	5.13	(3,844,648)	—	(3,844,648)	—
Liabilities arising from financing secured by shares	2.1.9	(2,804,606)	—	(2,804,606)	—
Dividends payable	17	—	(3,495)	(226,484)	(96,722)
Reduction of share capital payable		—	—	—	(486,285)
Sectorial financial liabilities	5.10	—	—	(2,265,261)	(2,040,239)
Installment of tax debts	14	(145,173)	(219,429)	(161,182)	(254,302)
		(28,833,314)	(28,863,862)	(58,360,040)	(58,189,315)
Fair value through profit or loss
Loans, borrowings and debentures		—	—	(31,281,841)	(28,294,034)
Derivative financial instruments	5.6	(585,633)	(1,104,874)	(2,680,669)	(3,470,204)
Other trades payable		—	—	(11,854)	(12,362)
		(585,633)	(1,104,874)	(33,974,364)	(31,776,600)
Total		(29,418,947)	(29,968,736)	(92,334,404)	(89,965,915)

46

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

(i)

The Company's subsidiaries adopt working capital optimization strategies, including extension of payment terms with suppliers and the use of structured supply chain financing arrangements, also known as reverse factoring or buyer-led financing programs.

At Rumo, these arrangements were structured with first-tier financial institutions as direct counterparties, at an average interest rate of 14.13% p.a. (11.05% p.a. as of December 31, 2024). The average tenor of these transactions was approximately 48 days (35 days as of December 31, 2024). Liabilities to suppliers who are not part of factoring agreements have average payment terms of 45 days.

In these arrangements, Rumo transfers substantially all risks and rewards associated with the trade payables to the financial institutions, resulting in derecognition of the trade payable and recognition of a financial liability at the amount of the obligation assumed vis-à-vis the bank. This accounting transfer constitutes a non-cash transaction and is therefore not presented in the Statements of Cash Flows. Settlement cash flows are classified as operating or investing activities according to the nature of the original purchase. Related financing charges are recognized within "Interest on contingencies and trade contracts" in financial income (expense), totaling R$ 45,281 for the year ended December 31, 2025 (R$ 48,275 as of December 31, 2024).

At Comgás, as of December 31, 2025, the balance of supplier receivables advanced by financial institutions was R$ 84,105 (R$ 132,999 as of December 31, 2024), with a maximum tenor of 90 days. Trade payables that are not part of supplier receivables  arrangements have similar payment terms, averaging around 90 days.

In these arrangements, the decision to accelerate payment rests solely with the supplier, who negotiates directly with the financial institution. Comgás maintains the original commercial terms unchanged (payment term and amount), does not transfer credit risk to the bank, and receives no financial benefit from the institution. Accordingly, derecognition of the trade payable does not occur; the obligation remains classified as a non-financial liability until its normal maturity. Comgás exercises no influence over the supplier's decision and assumes no obligations toward the financial institution.

(ii)	The indemnifiable financial asset refers to the portion transferred from the contract asset. This portion arises from investments made in the concession infrastructure whose useful life exceeds the concession term. It represents Compass’s unconditional right, through its subsidiaries, to receive compensation from the Granting Authority at the end of the concession period. We record the balance under the line item Indemnifiable financial asset and other long‑term assets. We update it monthly based on the same index applied to the tariff adjustment, as provided for in the Concession Agreement.

47

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

5.1 Restrictive clauses

Under the terms of the main credit facilities, the Company and its subsidiaries are required to comply with the following financial covenants:

Company	Debt	Goal	Índice
Cosan Corporate
Cosan Luxembourg S.A.	Senior Notes due 2029	Pro forma net debt (xiv)/pro forma EBITDA (iii) cannot exceed 3.5x	3.03
	Senior Notes due 2030	Pro forma net debt (iii)/pro forma EBITDA (iii) cannot exceed 3.5x	2.85
	Senior Notes due 2031
Compass
Comgás	* Debenture 14th issue	Net debt (ix) (excluding leases)/ EBITDA (ii) cannot exceed 4.00	1.88
Comgás	Debenture 7th to 13th	Net debt (viii) / EBITDA (ii) cannot exceed 4.0x	1.89
	BNDES
	Loan 4131
Compagas	* Debenture 5th issue	Net Debt (viii) / EBITDA (ii) cannot exceed 4.0x	2.26
Sulgás	BNDES	Net Debt (ix) / EBITDA (ii) cannot exceed 3.5x	0.42
		The overall debt ratio (Total liabilities (x) / Total liabilities (xi) annually) cannot exceed 0.8.	0.73
	* Debenture 1st issue	Net debt (ix) / EBITDA (ii) cannot exceed 4.0x	0.42
Necta	* Debenture 1st issue	Net debt (ix) / EBITDA (ii) cannot exceed 4.0x	n/m (xii)
Moove
MLH	Syndicated Loan	Net debt (i)/ EBITDA (ii) cannot exceed 3.5x at the end of each quarter.	1.63
		DSCR (vii) must not be less than 2.5x at the end of each quarter.	4.19
Rumo
Rumo SA	* Debenture (11th, 12th, 13th and 14th) (v)	ICJ (vi) = EBITDA (ii)/ Financial results (iv) cannot be less than 2.0x	3.52
	* ECA
Rumo SA		Net debt (xiii)/ EBITDA (ii) cannot exceed 3.5x	1.94
	* ECA
	Senior Notes due 2028
	Senior Notes due 2032
	* Debentures (v)

(i)	Net debt consists of the balance of loans, financing arrangements, and debentures ("Gross Debt"), net of cash and cash equivalents, marketable securities, and debt-related derivative financial instruments.
(ii)	Corresponds to trailing twelve-month EBITDA.
(iii)	Net debt and EBITDA on a pro forma basis, including 50% of joint venture financial information as stipulated in the agreements. Pro forma EBITDA corresponds to the trailing twelve-month period. For Senior Notes covenants, unrestricted subsidiaries are excluded.
(iv)	Net debt financial result is represented by the cost of net debt.
(v)	The 11th, 12th, 13th, and 14th debenture issuances contain a contractual leverage covenant limited to 3.0x. However, these issuances benefit from a pre-approved waiver permitting the issuer to exceed this ratio up to 3.5x through December 31, 2027.
(vi)	Interest Coverage Ratio (“ICR”).

48

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

(vii)	Debt Service Coverage Ratio (“DSCR”).
(viii)	Net debt consists of current and non-current borrowings, net of cash and cash equivalents and marketable securities.
(ix)	Net debt consists of current and non-current borrowings, including the net balance of derivative transactions, net of cash and cash equivalents and marketable securities.
(x)	Total liabilities correspond to the sum of current and non-current liabilities.
(xi)	Total liabilities correspond to the sum of current liabilities, non-current liabilities, and shareholders' equity.
(xii)	Not measurable due to short-term liquidity exceeding total debt.
(xiii)	Net financial debt comprises bank borrowings, debentures, finance leases classified as financial leases, net of cash and cash equivalents, marketable securities, restricted cash from financial investments linked to loans, and derivative instruments.
(xiv)	For gross debt related to the Senior Notes due 2029, as described in item (i), includes the balance of the obligation to repurchase equity interest in a subsidiary.

As of December 31, 2025, the Company and its subsidiaries were in compliance with all financial and non-financial restrictive covenants. The loan agreements include cross-default provisions.

Debt contracts with ESG clauses

Rumo

The Senior Notes 2028 represented the first Green bond issuance in the Latin American freight rail sector. The subsidiary is committed to allocating proceeds toward full or partial financing of ongoing and future projects that contribute to promoting a low-carbon, resource-efficient transportation sector in Brazil. Eligible projects are distributed across the following categories: "Acquisition, replacement, and upgrading of rolling stock," "Infrastructure for railway section duplication, new yards, and yard extensions," and "Railway modernization."

The Senior Notes 2032 constituted a Sustainability-Linked Bond ("SLB") issuance with the following sustainability target: reduction of 17.6% in direct greenhouse gas emissions per revenue ton-kilometer ("RTK") by 2026, using 2020 as the baseline year. The subsidiary is subject to a 25 basis point step-up effective July 2027 should this target not be achieved, which would increase the interest rate to 4.45% p.a.

The 2nd Debenture of Malha Paulista is linked to a sustainability target of reducing greenhouse gas emissions per revenue ton-kilometer ("RTK") by 15% by 2023, using December 2019 as the baseline. Compliance with the step-down condition was verified based on Rumo's Annual Sustainability Report ("RAS"); consequently, the subsidiary benefited from a 25 basis point step-down, reducing the cost of the 2nd series to Broad National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or "IPCA") + 4.52%.

The 17th Debenture of Rumo S.A. is linked to sustainability targets of reducing (i) direct greenhouse gas emissions per RTK by 17.6% by 2026; and (ii) 21.6% by 2030, using 2020 as the baseline year. The subsidiary is subject to a 25 basis point step-up on the 1st series and 20 basis points on the 2nd series should the 2026 SPT not be achieved, plus an additional 5 basis points on the 2nd series should the 2030 SPT not be achieved.

Compass

On November 1, 2023, subsidiary Compass issued plain-vanilla, non-convertible, unsecured debentures in the amount of R$ 1,736,385. These debentures bear semi-annual interest equivalent to CDI + 1.55% p.a., with maturities on November 1, 2029 (50%) and November 1, 2030. Proceeds from the issuance are allocated to Compass's investments and working capital reinforcement.

49

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

This 2nd debenture issuance is linked to the following ESG target:

(i)	Biomethane Distributed Volume (thousands of m³): Increase daily distributed volume 250-fold relative to 2022 levels by 2027, reaching 0.25 million m³ per day.
(ii)	Diversity in Leadership Positions: Achieve 47% representation of Diversity Groups in leadership positions by 2027.

Should one or both targets not be achieved, Compass will incur a 12.5 basis point step-up per unmet target, increasing the rate from April 2028 (verification date) to up to CDI + 1.80% p.a. As of December 31, 2025, Compass performed an assessment and identified no indications of non-compliance, as the targets were achieved.

As of the issuance date of these separate and consolidated financial statements, there are no breach, by the Company or its subsidiaries, of the contractual provisions related to borrowings tied to ESG targets.

5.2 Cash and cash equivalents

Accounting policy:

Cash and cash equivalents comprise cash on hand, demand deposits, and highly liquid short-term investments with an original maturity of three months or less from the date of acquisition, which are subject to an insignificant risk of changes in value and are held for cash management purposes.

Investments in investment funds are classified as cash and cash equivalents when they cumulatively meet the following criteria: (i) they have high liquidity; (ii) they have immediate or very short redemption terms (up to 90 days); (iii) they are readily convertible into a known amount of cash; and (iv) they are subject to an insignificant risk of changes in value. Such funds are usually referenced to the CDI rate (Interbank Deposit Certificate).

All balances classified as cash and cash equivalents are measured at nominal value, which does not materially differ from amortized cost or fair value due to the short-term maturity of these assets. Financial investments that do not meet the above criteria are classified as financial assets measured at fair value through profit or loss.

	Parent Company		Consolidated
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Cash and bank accounts	269,333	414	412,340	958,738
Savings account	36,083	48,831	986,011	485,393
Financial investments	15,077,889	2,152,022	25,845,332	15,459,411
Total	15,383,305	2,201,267	27,243,683	16,903,542

50

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Financial investments are structured as follows:

	Parent Company		Consolidated
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Applications in investment funds
Repurchase agreements (i)	7,687	400,251	410,172	1,493,278
Certificate of bank deposits – CDB	14,360	586,027	964,949	604,398
Other investments	—	—	1,150,547	24,766
	22,047	986,278	2,525,668	2,122,442

Applications in banks
Repurchase agreements	—	—	127,577	236,101
Certificate of bank deposits – CDB	15,055,842	1,165,549	23,192,087	12,102,078
Other investments	—	195	—	998,790
	15,055,842	1,165,744	23,319,664	13,336,969
Total	15,077,889	2,152,022	25,845,332	15,459,411

(i)	The Parent Company's repurchase agreements ("operações compromissadas") are allocated to the WG Renda Fixa Crédito Privado Fundo de Investimento ("WG Fixed Income Private Credit Investment Fund"), which was established as an open-ended condominium fund and is managed by Itaú Unibanco Asset Management Ltda. ("Itaú Asset"). The fund's portfolio is predominantly composed of investments in federal government securities and repurchase agreements collateralized by federal government securities.

 The Parent Company's onshore financial investments earn returns close to 101% of the CDI as of December 31, 2025 and 100% as of December 31, 2024. Offshore financial investments earn market rates offered by banking institutions. Interest rate risk sensitivity analysis is presented in Note 5.12.

5.3 Marketable securities

Accounting policy:

Marketable securities classified as financial assets measured at fair value through profit or loss comprise equity instruments (shares, investment fund units, and other capital instruments) whose fair value is readily determinable, either through trading on an organized market (B3) or by reference to observable market prices for similar assets.

Restricted cash comprises amounts pledged as contractual guarantees or earmarked for specific purposes that restrict their immediate use for the Company's ordinary operations. These balances are classified and measured at amortized cost.

Investments in marketable securities have original maturities ranging from two to five years. Although these securities maintain high liquidity in the secondary market and may be redeemed early, they are subject to an insignificant risk of changes in value.

51

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Parent Company		Consolidated
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Marketable securities
Financial investments in listed entities	307,177	—	307,177	—
Equity financial assets (i)	23,211	805,335	2,580,460	3,114,578
Certificate of bank deposits – CDB	—	—	7,951	158,363
ESG funds	—	—	97,005	113,360
	330,388	805,335	2,992,593	3,386,301

Current	23,211	805,335	2,588,411	3,272,941
Non-current	307,177	—	404,182	113,360
Total	330,388	805,335	2,992,593	3,386,301

(i)	The sovereign debt securities accrue interest linked to the Special Settlement and Custody System (Sistema Especial de Liquidação e Custódia, or "SELIC"), yielding approximately 100% of the CDI rate.
5.4 Loans, borrowings and debentures

Accounting policy:

Classification and measurement

Loans, borrowings and debentures are initially recognized at fair value, net of transaction costs, and subsequently measured at amortized cost using the effective interest method, except when: (i) designated as a fair value hedge within a documented hedging relationship; or (ii) irrevocably designated at initial recognition at fair value through profit or loss ("FVTPL").

For liabilities irrevocably designated at FVTPL, fair value changes attributable to market factors (interest rates, foreign exchange, etc.) are recognized in profit or loss for the period. The portion of the change attributable to the Company's own credit risk is recognized directly in shareholders' equity as part of other comprehensive income, to avoid a counterintuitive effect on the income statement.

Loans, borrowings and debentures are classified as Current Liabilities when maturity occurs within 12 months after the balance sheet date. They are classified as Non-Current Liabilities when the Company holds an unconditional right to defer settlement for a period exceeding 12 months from the balance sheet date.

The fair value of loans is determined using the discounted cash flow method, applying the instrument's implicit discount rate, and is classified within Level 2 of the fair value hierarchy.

52

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Derecognition

Liabilities are derecognized when the contractual obligation is extinguished through settlement, cancellation, or maturity. Upon derecognition, the difference between the carrying amount of the liability and the consideration actually paid (including non-monetary assets transferred or liabilities assumed) is recognized in financial income (expense) for the year.

Financial guarantees

Financial guarantee contracts issued by the Company are initially recognized at fair value. When not designated at FVTPL, they are subsequently measured at the higher of: (i) the amount of the provision for losses obligation; and (ii) the amount initially recognized, net of accumulated amortization.

The Company may irrevocably designate financial guarantees at FVTPL when such designation eliminates or significantly reduces an accounting mismatch arising from asymmetric measurement of related assets and liabilities.

a) Composition

	Financial charges		Parent Company
Description	Average debt Index	Average annual interest rate	December 31, 2025	December 31, 2024

Debentures	CDI + 1.28%	16.37%	11,548,920	10,554,301
Debentures	IPCA + 5.75%	10.27%	452,845	433,499
Debentures	Fixed rate	7.52%	3,358,005	5,636,584
Commercial bank notes	CDI + 1.77%	16.94%	1,028,621	1,020,037
Loan 4.131	Fixed rate	6.60%	—	3,706,134
Total			16,388,391	21,350,555

Current			481,367	347,032
Non-current			15,907,024	21,003,523

53

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Interest		Consolidated
Description	Average debt Index	Average annual interest rate	December 31, 2025	December 31, 2024
Cosan Corporate
Debentures	CDI + 1.28%	16.37%	11,548,920	10,554,301
Debentures	IPCA + 5.75%	10.27%	452,845	433,499
Commercial bank notes	CDI + 1.77%	16.94%	1,028,621	1,020,037
Perpetual Notes	Fixed rate	8.25%	2,785,877	3,135,174
Senior Notes	Fixed rate	6.48%	5,924,649	14,181,589
			21,740,912	29,324,600
Compass
BNDES	IPCA + 4.69%	9.16%	2,794,449	3,034,743
BNDES	Fixed rate	7.89%	216,351	—
Debentures	CDI + 0.74%	15.54%	5,551,081	5,378,989
Loan 4.131	VC + 4.04%	4.04%	828,619	2,695,565
Loan 4.131	CDI + 0.78%	15.80%	392,139	—
Private business Note	CDI + 1.20%	16.28%	54,680	—
Debentures (Law 12.431)	IPCA + 6.42%	10.96%	5,102,678	2,956,899
Debentures	IGPM + 6.10%	6.10%	380,797	382,837
			15,320,794	14,449,033
Moove
Offshore loan 4.131	Fixed rate	5.50%	—	15,729
Loan 4.131	CDI + 0.50%	14.89%	571,160	—
Acquisition Finance	SOFR + 1.50%	5.74%	2,104,141	2,346,950
Working capital	SONIA + 1.30%	5.52%	259,908	272,318
Export Credit Note	SOFR + 1.30%	5.54%	282,516	316,442
Export Credit Note	Fixed rate	4.52%	274,252	—
Export Prepayment	SOFR + 1.40%	5.64%	549,611	607,136
			4,041,588	3,558,575
Rumo
ACF	IPCA + 6.48%	11.03%	494,225	299,706
BNDES (Finem)	URTJLP + 2.06%	11.21%	1,428,087	1,861,658
BNDES (Finem)	IPCA	4.12%	27,050	—
BNDES (Finem)	TR	1.21%	27,005	—
CCB (Bank Credit Certificate)	IPCA + 0.94%	5.25%	814,423	874,513
Debentures	CDI + 0.70%	15.70%	261,172	—
Debentures (Law 12.431)	IPCA + 5.71%	10.23%	14,906,454	10,722,182
Export Credit Agency ("ECA")	Euribor + 0,58%	2.69%	19,543	38,525
NCE			—	276,661
Senior Notes	Fixed rate	4.73%	5,145,878	5,049,973
			23,123,837	19,123,218

Total			64,227,131	66,455,426

Current			3,918,720	4,403,148
Non-current			60,308,411	62,052,278

54

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Effective interest rates on debt with associated derivatives are disclosed in Note 5.6.

Weighted average rates were calculated using the market interest rate curve in effect as of December 31, 2025, on an annualized basis.

All debt with fixed maturity dates and denominated in foreign currency is hedged through derivatives (Note 5.6), except for the principal amount of the Perpetual Notes, which, by definition, have no contractual maturity date.

Non-current loans, borrowings and debentures exhibit the following maturity profile:

	Parent Company		Consolidated
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
1 to 2 years	93,375	—	5,447,990	2,552,535
2 to 3 years	3,637,693	350,462	10,633,687	7,551,156
3 to 4 years	5,765,819	5,178,676	9,318,837	10,000,615
4 to 5 years	2,659,260	4,501,383	8,465,402	12,429,311
5 to 6 years	1,661,134	4,011,417	4,706,090	7,948,395
6 to 7 years	1,107,222	5,371,352	4,533,240	6,100,666
7 to 8 years	241,190	607,712	2,469,320	6,421,275
Above 8 years	741,331	982,521	14,733,845	9,048,325
Total	15,907,024	21,003,523	60,308,411	62,052,278

b) Changes

	Parent Company	Consolidated
Balance as of January 1, 2024	13,496,324	56,904,654
Proceeds	6,911,676	16,983,225
Repayment of principal	(1,160,058)	(12,187,560)
Payment of interest	(1,697,950)	(4,759,976)
Interest on work in progress	—	(128,520)
Acquisition of subsidiaries	—	285,033
Interest, exchange rate and fair value	3,800,563	9,358,570
Balance as of December 31, 2024	21,350,555	66,455,426
Proceeds	2,427,312	11,546,508
Repayment of principal	(7,148,782)	(14,293,953)
Payment of interest	(1,676,686)	(4,732,362)
Interest on work in progress	—	(120,575)
Acquisition of subsidiaries (Note 6.3)	—	(77,002)
Interest, exchange rate and fair value	1,435,992	5,449,089
Balance as of December 31, 2025	16,388,391	64,227,131

c) Guarantees

Subsidiary Rumo maintains financing contracts with development institutions for infrastructure investments, secured by:

  Bank guarantees, carrying an average annual cost of 0.56%; or
  Real collateral provided through the fiduciary assignment of assets (fixed assets) amounting to R$ 1,390,404.
55

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

As of December 31, 2025, the outstanding balance of contracted bank guarantees totaled R$ 2,563,286 (R$ 2,655,231 as of December 31, 2024).

Moove maintains guarantees issued by first-tier financial institutions for obligations to third parties, with an average annual cost of 3.90%. As of December 31, 2025 none of the borrowings were guaranteed (R$ 16,061 as of December 31, 2024).

The consolidated total of guaranteed loans amounted to R$ 6,930,423 (R$ 5,553,645 as of December 31, 2024). Cosan itself has no loans secured by real guarantees or bank guarantees.

d) Unused credit lines

As of December 31, 2025, the Company and its subsidiaries had unused credit lines with financial institutions totaling R$ 1,133,276 (R$ 1,510,231 as of December 31, 2024). Utilization of these facilities is conditional upon compliance with covenants and other contractual conditions stipulated by creditors.

e) Offset of financial assets and liabilities

The Company applies offsetting (set-off) in the statement of financial position only when both of the following criteria are met simultaneously:

  Existence of an unconditional legal right to offset recognized amounts; and
  Intention and practice to settle positions on a net basis or simultaneously.

In structured transactions involving TRS linked to debenture issuances, time deposits associated with Loan 4.131, and credit-linked notes ("CLNs") tied to Export Credit Notes ("ECNs"), offsetting is applied exclusively when contracts establish an automatic net settlement mechanism and positions are held with the same counterparty. In these specific situations, balances are presented net in the statement of financial position, with effects recognized directly in profit or loss.

	Segment	December 31, 2025	December 31, 2024
Assets
Credit Linked Notes	Rumo	5,627,660	6,334,168
Time deposit	Cosan Corporate	—	3,718,105
TRS	Cosan Corporate	3,359,856	5,640,466
Total		8,987,516	15,692,739

Liabilities
NCEs	Rumo	(5,627,660)	(6,334,168)
Loan 4.131 (i)	Cosan Corporate	—	(3,718,105)
Debentures (ii)	Cosan Corporate	(3,359,856)	(5,640,466)
Total		(8,987,516)	(15,692,739)
Net Balance		—	—

(i)	The balance of Loan 4.131 was settled as mentioned in Note 2.2.
(ii)	The balance of debentures was settled in January 2026.

56

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

5.5 Leases

Accounting policy:

At the lease commencement date, the Company assesses whether a contract is, or contains, a lease.

The lease liability is initially recognized at the present value of lease payments not yet paid at the commencement date, discounted using the interest rate implicit in the lease or, when that rate cannot be readily determined, the Company's incremental borrowing rate. In the absence of a determinable implicit rate, the Company systematically applies its incremental borrowing rate as the discount rate.

Lease payments included in the initial measurement of the liability comprise:

  Fixed payments, including payments that are in-substance fixed;
  Variable lease payments based on an index or rate, initially measured using the index or rate at the commencement date;
  Amounts expected to be payable by the lessee under residual value guarantees; and
  The exercise price of a purchase option when the lessee is reasonably certain to exercise it, and termination penalties when the lease term reflects the lessee's intention not to terminate.

To determine the incremental borrowing rate, the Company applies the following methodology:

  When available, recently obtained third-party financing is used as an initial reference, adjusted to reflect changes in market conditions since origination;
  For leases without comparable recent financing, a build-up approach is applied starting from a risk-free rate, adjusted for the Company's credit risk spread; and
  Specific adjustments are made based on lease characteristics: term, jurisdiction, functional currency, and existence of collateral.

The incremental borrowing rate (nominal) applied by the Company and its subsidiaries was determined based on market rates adjusted to functional currency and specific contractual terms for each transaction. Applied rates ranged from 4.25% to 13.73% per annum, depending on term and currency of each contract.

Two or more lease contracts are aggregated for measurement purposes only when all of the following conditions are met simultaneously:

  Executed with the same counterparty or a related party;
  Entered into at or near the same time; and
  Contain interdependent contractual obligations or usage rights that, in combination, constitute a single economic component of the lease.

Variable lease payments not based on an index or rate are recognized as expense in the period in which the triggering event occurs.

The Company is exposed to future increases in index-linked variable payments, which are not incorporated into the liability until they become effective. When index adjustments take effect, the lease liability is remeasured at the present value of revised payments using the original discount rate, with the corresponding adjustment recognized in the right-of-use asset.

Lease payments are allocated between reduction of the principal liability and finance costs. Finance costs are recognized within other financial income (expenses).

Short-term leases (maximum term of 12 months) and leases of low-value assets are recognized as expense on a straight-line basis over the lease term, without recognition of a right-of-use asset or lease liability. Low-value assets include information technology equipment and low-unit-value office furniture.

57

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

In determining the lease term, the Company assesses all facts and circumstances that create a significant economic incentive to exercise extension options or not exercise termination options. Extension options are included in the lease term only when the lessee is reasonably certain to exercise them.

For warehouse and equipment leases, the following factors are considered determinative in assessing extension probability:

  Existence of significant contractual penalties for early termination;
  Expectation of material residual value from leasehold improvements made to the leased property; and
  Operational substitution costs and historical renewal patterns for similar contracts.

Most extension options in office and vehicle leases were not incorporated into the lease term, as substitution of these assets can be effected without significant costs or material operational disruption.

Subsequent measurement of the lease liability is performed at amortized cost using the implicit rate in the lease agreement or incremental rate on the lessee's loan. The liability is remeasured when:

  Future payments change due to index or rate revisions;
  Expectations change regarding payments under residual value guarantees;
  Assessment changes regarding exercise of contractual options (purchase, extension, or termination); or
  A contract modification substantially alters in-substance fixed payments.

	Parent Company	Consolidated
Balance as of January 1, 2024	29,543	5,275,794
Additions	1,414	999,553
Write-offs	—	(9,933)
Accrual of interest and foreign exchange variation	3,005	1,120,882
Principal amortization	(6,532)	(694,340)
Interest payment	(3,015)	(377,269)
Contractual readjustment	44	174,662
Business combination	—	20,404
Balance as of December 31, 2024	24,459	6,509,753
Additions	287	479,435
Write-offs	(206)	(56,981)
Accrual of interest and foreign exchange variation	2,416	398,716
Principal amortization	(8,010)	(744,582)
Interest payment	(2,475)	(427,965)
Contractual readjustment	1,674	254,424
Balance as of December 31, 2025	18,145	6,412,800

Current	9,935	982,991
Non-current	8,210	5,429,809
	18,145	6,412,800

58

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Lease contracts have varying terms, with final maturities extending to December 2058. Amounts are annually adjusted based on inflation indices (notably the General Market Price Index ("IGP-M") and the IPCA) or indexed to the Long-Term Interest Rate ("TJLP") or the CDI, as stipulated in each contract. Certain contracts include renewal or purchase options, which were evaluated under the "reasonably certain" criterion to determine the lease term and corresponding liability measurement.

In addition to amortization, interest accrual and foreign exchange variation presented in prior tables, the following impacts were recognized in profit or loss for lease contracts not included in the initial liability measurement:

	December 31, 2025	December 31, 2024
Variable lease payments not included in the recognition of lease obligations	245,659	71,932
Expenses related to short-term leases	36,345	27,664
Low asset leasing costs, excluding short-term leases	10,169	10,005
Total	292,173	109,601

Reported balances relate predominantly to the following contracts:

i.	Rumo Malha Central S.A. ("Malha Central");
ii.	irenewal amendment to the contract with Rumo Malha Paulista S.A. ("Malha Paulista"); and
iii.	floating storage and regasification unit (Floating Storage Regasification Unit – "FSRU"), denominated in foreign currency (U.S. dollar).

For the Malha Central and Malha Paulista contracts, an interest rate implicit in the lease was identified and used to calculate the present value of minimum future payments. The FSRU contract, being indexed to foreign currency, applies a discount rate based on the forward interest rate curve of the contractual currency (USD), with a cash flow hedge in place to mitigate foreign exchange exposure.

In accordance with CVM Circular Letter No. 2/2019, the Company does not incorporate future inflation projections in calculating the present value of lease payments. This approach applies fully to the contracts in question, as:

a)	the implicit rates in the Malha Central and Malha Paulista contracts already reflect market expectations at the initial measurement date; and
b)	the FSRU contract is denominated in foreign currency, with exchange rate variation separately addressed through a hedging instrument.

Given the specific characteristics of these contracts, Management assessed that any differences arising from the hypothetical inclusion of future inflation projections in remeasurement calculations would not be material enough to influence the economic decisions of financial statement users. Accordingly, quantitative disclosure of such analysis was omitted due to immateriality.

Lease liabilities are recognized at the present value of future contractual payments, without deduction of tax credits. Presumed PIS and COFINS tax credits arising from lease payments are recognized separately as current or non-current assets ("Tax recoverable") to the extent future utilization is probable.

As of December 31, 2025, the amount of presumed PIS and COFINS credits related to lease contracts was R$ 40,242 (R$ 30,814 as of December 31, 2024), fully recognized as assets with no impact on lease liability measurement.

59

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

5.6 Derivative financial instruments

Accounting policy:

Derivatives are initially recognized at fair value on the contract execution date and subsequently remeasured at fair value at each reporting date. Accounting treatment of fair value changes depends on whether the derivative qualifies for hedge accounting within a documented hedging relationship, per criteria established below:

  Fair value hedge: protection against changes in the fair value of a recognized asset or liability, or an unrecognized firm commitment;
  Cash flow hedge: protection against a specific risk associated with variable cash flows of an asset, liability, or highly probable forecast transaction.

At the inception of each hedging relationship, the Company formally documents:

  The economic hedging relationship between the hedging instrument and the hedged item;
  The specific risk being hedged and the risk management strategy;
  The method for assessing hedge effectiveness.

Fair value changes of derivatives are usually recorded in the statement of profit or loss, classified as ‘Other financial income (expenses), except when derivatives qualify as hedge accounting, in which case they are recorded under the respective line of the hedged item.

Derivatives qualifying for hedge accounting are classified as Current Assets or Current Liabilities when the remaining term of the hedged item is 12 months or less from the reporting date; otherwise, they are classified as Non-Current Assets or Non-Current Liabilities.

The Company assesses hedge effectiveness both at inception and continuously throughout the hedging relationship's duration. Any inefficiency is recorded in the financial results.

Offsetting (set-off)

Derivative financial assets and liabilities are offset and presented at net amount in the statement of financial position only when all of the following criteria are met simultaneously:

  Existence of an unconditional legal right of offset (not contingent on future events);
  Applicability of the right under both normal business conditions and default, insolvency, or bankruptcy scenarios; and
  Intention and practice to settle positions on a net basis or simultaneously;

Measurement

Fair value of derivatives is determined based on:

  Level 1: Observable quotations in active markets, when available; or
  Level 2: Valuation techniques incorporating:

(i) prices from recent transactions in comparable markets;

(ii) adjustments for liquidity and counterparty risk (credit valuation adjustment – CVA);

(iii) projections of market rates implicit in the interest rate or foreign exchange curve (forward rates).

When the fair value at initial recognition differs from the transaction price, the difference is recognized in profit or loss as a fair value gain or loss only in cases where the derivative is classified within Level 1 of the fair value hierarchy or is based on a measurement method that uses only observable data. Otherwise, the difference should be deferred and recognized in profit or loss over time.

In the case of derivatives classified as financial liabilities, the Company also considers the debit valuation adjustment (DVA), which reflects the entity’s own credit risk in determining fair value.

60

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company utilizes derivative instruments, notably swaps, whose fair value is determined based on discounted cash flows using observable market curves, to manage exposures to foreign exchange, interest rate, and inflation risks. Derivatives are classified according to their economic purpose and hedge accounting qualification.

	Parent Company				Consolidated
	Notional		Fair value		Notional		Fair value
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Exchange rate derivatives
Forward agreements (i)	—	942,987	—	18,402	(3,082)	1,042,896	(3,498)	28,392
FX option agreements	—	—	—	—	328,500	411,000	4,739	3,096
	—	942,987	—	18,402	325,418	1,453,896	1,241	31,488
Commodity derivatives
Forward contract - NDF	—	—	—	—	8,610	21,174	(5,808)	(7,158)
	—	—	—	—	8,610	21,174	(5,808)	(7,158)
Foreing exchange and interest rate risk
Swap agreements (interest rate) (ii)	350,000	350,000	14,965	(4,705)	350,000	6,453,930	14,965	(364,783)
Swap agreements (interest and FX) (iii)	8,554,135	13,686,022	(152,998)	1,520,581	18,507,533	20,195,459	(560,354)	1,912,553
Swap agreements (interest and inflation) (ii)	—	—	—	—	23,329,194	12,247,351	377,611	(246,660)
	8,904,135	14,036,022	(138,033)	1,515,876	42,186,727	38,896,740	(167,778)	1,301,110
Share price risk
Swap agreements (TRS) (v)	709,561	1,817,821	(360,530)	(1,073,657)	709,561	1,817,821	(360,530)	(1,073,657)
Call Spread (iv)	5,594,212	—	119,314	—	5,594,212	4,667,709	119,314	77,341
	6,303,773	1,817,821	(241,216)	(1,073,657)	6,303,773	6,485,530	(241,216)	(996,316)

Total of financial instruments			(379,249)	460,621			(413,561)	329,124

Current assets			72,145	18,402			310,981	905,341
Non-current assets			134,239	1,547,093			1,956,127	2,893,987
Current liabilities			(369,813)	(1,074,991)			(1,909,404)	(2,504,117)
Non-current liabilities			(215,820)	(29,883)			(771,265)	(966,087)
Total			(379,249)	460,621			(413,561)	329,124

(i)

The Company and its subsidiaries maintain forward foreign exchange contracts and/or currency options to hedge revenues, expenses, and future commitments denominated in foreign currency.

To manage interest rate risk, the Company entered into derivatives aimed at converting a portion of its fixed-rate debt denominated in reais to floating-rate indexation.

(ii)	In interest and inflation swap transactions, the Company assumes a long position (asset) in IPCA plus a fixed interest rate, and a short position (liability) in a percentage of CDI.
(iii)	The Company and subsidiary Rumo execute structured interest and currency swap transactions in which they assume a long position in U.S. dollars plus a fixed interest rate, and a short position in a percentage of CDI.
(iv)	To mitigate exposure to price fluctuations of Vale S.A. ("Vale") shares, the Company contracted option derivatives.
(v)	The Company maintains exposure to risks arising from variations in the share price of Cosan (ticker CSAN3). To mitigate these exposures, the Company has entered into TRS (Transfer of Share Price) transactions relating to 80,085,312 CSAN3 shares. On the active side, the Company receives the variation in the share price and the distributed dividends, and on the passive side, it pays CDI (Interbank Deposit Certificate) plus spread.

61

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The breakout for debt-related and non-debt derivative financial instruments is presented below:

	Parent Company		Consolidated
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Debt Financial instruments	(138,034)	1,534,278	(135,554)	1,319,512
Non-debt financial instruments	(241,215)	(1,073,657)	(278,007)	(990,388)
	(379,249)	460,621	(413,561)	329,124

Derivative financial instruments related to borrowing transactions are used exclusively for economic hedging purposes and do not constitute speculative transactions.

a) Fair value hedge

Through its subsidiaries, the Company applies fair value hedge accounting to certain borrowing transactions. A direct economic relationship exists between the hedged item (fixed-rate loan) and the hedging instrument (interest/currency swap), with alignment across the following dimensions:

  Equivalent notional amount;
  Coincident maturity; and
  Aligned payment schedule.

The Company establishes a hedge ratio close to 1:1, considering the identity of the underlying risk between the derivative and the hedged risk component of the protected item. Hedge effectiveness is assessed using the fair value change comparison method, contrasting changes in the fair value of the hedging instrument with changes in the fair value of the hedged item attributable to the hedged risk.

Principal potential sources of ineffectiveness identified are:

(i) Reduction or modification of the amount or term of the hedged item; and

(ii) Changes in the credit risk of the Company or swap counterparties.

62

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Carrying amounts for items designated as hedging instruments were as follows:

					Book value		Accumulated fair value from hedge adjustments
	Subsidiary	Index	Unit	Notional	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
FX rate risk hedge
Loans, borrowings and debentures
Designated items
Senior Notes 2028	Rumo	US$ + 5.30%	BRL	(2,791,600)	(2,575,368)	(2,631,834)	(230,520)	(519,686)
Senior Notes 2032	Rumo	US$ + 4.20%	BRL	(2,824,075)	(2,570,510)	(2,418,140)	(193,000)	(687,411)
NCE U.S.$	Rumo	SOFR + 1.30%	BRL	—	—	(25,341)	—	(131,663)
Total					(5,145,878)	(5,075,315)	(423,520)	(1,338,760)

Interest rate risk hedge
Loans, borrowings and debentures
Designated items
BNDES Project VIII	Comgás	IPCA + 3.25%	BRL	(708,331)	(600,312)	(678,785)	89,242	100,511
BNDES Project VIII	Comgás	IPCA + 6.80%	BRL	(300,000)	(280,866)	—	6,401	—
BNDES Project VIII	Comgás	IPCA + 6.80%	BRL	(700,000)	(717,294)	—	15,042	—
Debentures	Rumo	IPCA + 5.62%	BRL	(13,657,901)	(14,220,199)	(9,719,039)	(1,544,982)	(1,851,762)
ACF	Rumo	IPCA + 6.48%	BRL	(467,321)	(494,225)	(299,706)	(11,288)	(13,635)
Finem	Rumo	TLP + 2.06%	BRL	(19,096)	(21,469)	(25,764)	(1,810)	(2,212)
CCB	Rumo	IPCA + 0.94%	BRL	(898,651)	(814,423)	(874,513)	(78,121)	(63,520)
Total					(17,148,788)	(11,597,807)	(1,525,516)	(1,830,618)

63

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

					December 31, 2025		December 31, 2024
	Subsidiary	Index	Unit	Notional	Assets	Liabilities	Assets	Liabilities
FX rate risk hedge
Derivative financial instruments
Currency and interest rate swap
Swap Senior Notes 2028	Rumo	115% CDI	BRL	2,791,600	2,591,695	2,852,107	2,657,287	2,707,334
Swap Senior Notes 2032	Rumo	106% CDI	BRL	2,824,075	2,612,445	2,801,555	4,039,312	3,926,328
NCE U.S.$	Rumo	SOFR + 1.30%	BRL	—	—	—	25,341	124,097
Total					5,204,140	5,653,662	6,721,940	6,757,759

Interest rate risk hedge
Derivative financial instruments
BNDES Project VIII	Comgás	99.80% CDI	BRL	708,331	621,400	712,630	693,704	795,268
Debenture 14th issue - 1st Series	Comgás	90.30% CDI	BRL	300,000	312,530	308,633	—	—
Debenture 14th issue - 2nd Series	Comgás	88.27% CDI	BRL	700,000	729,019	719,685	—	—
Swap Debenture	Rumo	104% CDI	BRL	13,657,901	14,412,764	14,027,253	10,016,793	10,377,790
ACF	Rumo	96% CDI	BRL	467,321	499,641	519,387	304,962	318,827
Finem	Rumo	96% CDI	BRL	19,096	21,044	19,207	23,552	22,614
CCB	Rumo	64% CDI	BRL	898,651	822,384	903,152	882,930	946,589
Total					17,418,782	17,209,947	11,921,941	12,461,088

b) Fair value option

Certain financial instruments were not designated in formally documented hedge accounting relationships. To eliminate accounting mismatch, the Company elected to irrevocably designate, at initial recognition, certain financial liabilities for measurement at fair value through profit or loss.

This designation applies to the financial liability itself (the hedging instrument), not to the hedged item. Fair value changes attributable to market factors (interest rates, foreign exchange) are recognized in profit or loss for the period. The portion of the change attributable to the Company's own credit risk is recognized directly in shareholders' equity as part of other comprehensive income.

64

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

			Carrying amount		Accumulated fair value
	Index	Notional	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
FX rate risk
Items
PPE (Moove)	SOFR + 1.40%	(100,000)	(549,611)	(620,690)	1,862	(13,554)
NCE (Moove)	SOFR + 1.30%	(50,000)	(282,516)	(320,606)	976	(4,164)
NCE (Moove)	4.52%	(50,000)	(274,252)	—	1,283	—
Senior Notes 2027 (Cosan Luxembourg)	USD + 7.00%	—	—	(2,475,674)	—	(1,540,318)
Export Credit Agreement (Rumo)	EUR + 0.58%	(12,685)	(4,526)	(38,525)	(8)	(713)
Scotiabank 2022 (Compass)	USD + 2.51%	—	—	(1,245,669)	—	3,580
Scotiabank 2023 (Compass)	USD + 4.76%	(749,310)	(828,619)	(926,262)	(625)	5,920
BNP Paribas 2024 (Compass)	EUR + 5.74%	—	—	(523,634)	—	(19,408)
Total			(1,939,524)	(6,151,060)	3,488	(1,568,657)

Interest rate risk and inflation
Items
BNDES Projects VI e VII (Compass)	IPCA + 4.10%	(78,110)	(67,724)	(88,477)	2,844	3,288
BNDES Project VIII (Compass)	IPCA + 3.25%	(616,366)	(575,321)	(639,325)	41,068	39,439
BNDES Project IX (Compass)	IPCA + 5.74%	(540,992)	(564,266)	(554,820)	46,209	54,110
BNDES Project IX - Sub A (Compass)	IPCA + 5.74%	(292,893)	(291,576)	(287,962)	19,222	22,242
BNDES Project IX - Sub A (Compass)	IPCA + 5.74%	(188,050)	(186,576)	(184,883)	9,574	10,864
BNDES Project IX - Sub B (Compass)	IPCA + 6.01%	(301,483)	(299,933)	(295,695)	20,339	23,999
Debenture 4th issue - 3rd Series (Compass)	IPCA + 7.36%	—	—	(41,436)	—	718
Debenture 9th issue - 1st Series (Compass)	IPCA + 5.12%	(500,000)	(575,279)	(512,946)	75,823	88,728
Debenture 9th issue - 2nd Series (Compass)	IPCA + 5.22%	(500,000)	(530,740)	(466,173)	120,271	133,379
Debenture 11th issue - 1st Series (Compass)	IPCA + 6.38%	(750,000)	(757,552)	(685,420)	58,101	72,780
Debenture 11th issue - 2nd Series (Compass)	IPCA + 6.45%	(750,000)	(739,987)	(662,782)	68,957	85,912
Debenture 12th issue – Single series (Compass)	IPCA + 7.17%	(600,000)	(619,902)	(588,142)	(18,877)	(10,096)
Debenture 2nd issue – Single series (Compass)	IPCA + 7.44%	(800,000)	(881,057)	—	3,057	—
Debentures (Rumo)	IPCA + 4.68%	(60,000)	(169,600)	(248,085)	(473)	(59,916)
Debentures (Rumo)	IPCA + 4.50%	(600,000)	(788,138)	(755,061)	(63,542)	(96,457)
Total			(7,047,651)	(6,011,207)	382,573	368,990

65

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

			Book value
	Index	Notional	December 31, 2025	December 31, 2024
FX rate risk
Derivatives instruments
PPE (Moove)	CDI + 0.79%	100,000	10,069	66,125
NCE (Moove)	CDI + 0.60%	50,000	(9,119)	42,006
NCE (Moove)	CDI + 0.50%	50,000	(2,295)	—
Swap Senior Notes 2027 (Cosan Luxembourg)	BRL + 114.66% CDI	—	—	217,523
FX and interest rate swap (Rumo)	BRL + 108% CDI	12,685	6,000	12,253
Scotiabank 2022 (Compass)	CDI + 1.20%	—	—	95,971
Scotiabank 2023 (Compass)	CDI + 1.30%	749,310	69,736	169,185
BNP Paribas 2024 (Compass)	CDI + 1.30%	—	—	55,805
Total			74,391	658,868

Interest rate risk and inflation
Derivatives instruments
BNDES Projects VI and VII (Compass)	87.50% CDI	78,110	(3,048)	(3,332)
BNDES Project VIII (Compass)	82.94% CDI	616,366	(42,744)	(39,834)
BNDES Project IX (Compass)	98.90% CDI	540,992	33,502	1,394
BNDES Project IX - Sub A (Compass)	95.55% CDI	292,893	1,745	(14,383)
BNDES Project IX - Sub A (Compass)	92.35% CDI	188,050	783	(8,929)
BNDES Project IX - Sub B (Compass)	98.49% CDI	301,483	1,149	(15,994)
Debenture 4th issue - 3rd Series (Compass)	112.49% CDI	—	—	3,203
Debenture 9th issue - 1st Series (Compass)	109.20% CDI	500,000	37,108	5,192
Debenture 9th issue - 2nd Series (Compass)	110.60% CDI	500,000	(7,512)	(39,535)
Debenture 11th issue - 1st Series (Compass)	100.45% CDI	750,000	(37,594)	(71,755)
Debenture 11th issue - 2nd Series (Compass)	99.70% CDI	750,000	(48,653)	(84,963)
Debenture 12th issue – Single series (Compass)	95.66% CDI	600,000	44,360	10,424
Debenture 2nd issue – Single series (Compass)	97.40% CDI	800,000	(14,363)	—
Debentures (Rumo)	107% CDI	60,000	24,126	60,419
Debentures (Rumo)	103% CDI	600,000	179,919	130,505
Total			168,778	(67,588)

c) Cash flow hedge
Compass

Indirect subsidiary Edge Comercialização S.A. ("Edge") executed natural gas sales transactions with prices indexed to Brent. To mitigate exposure to volatility in this index, Edge formally designated such contracts as cash flow hedge relationships.

Indirect subsidiary Terminal de Regaseificação de GNL de São Paulo ("TRSP") adopted hedge accounting to protect against cash flow variability arising from foreign exchange risk. The strategy consists of using a U.S. dollar-denominated lease liability, already contracted, as a hedge for highly probable future revenues also denominated in U.S. dollars, projected over a 20-year horizon, due 2043.

Effective hedge gains and losses are initially recognized in other comprehensive income and reclassified to profit or loss when the hedged cash flows actually occur.

66

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Rumo

To mitigate the effects of foreign exchange volatility on highly probable future cash flows, subsidiary Rumo contracted derivative financial instruments in the form of currency swaps and designated them as cash flow hedges. The hedging relationship was documented at inception, with prospective effectiveness testing and subsequent retrospective assessment. Hedge effects are recognized in equity within "Other Comprehensive Income" and reclassified to profit or loss when the hedged cash flows actually occur.

The impact of items protected by hedge accounting on the statement of financial position is presented below:

					Carrying amount
	Subsidiary	Risk	Unit	Nocional	December 31, 2025	December 31, 2024
Financial instrument
Future	Edge	Price	BRL	2,596	(4,654)	—
Leasing	TRSP	Exchange	BRL	3,409,281	(208,509)	(446,224)
Swap exchange rate and interest	Rumo	Exchange	BRL	1,044,127	(109,510)	—
Total					(322,673)	(446,224)
(-) Deferred tax					109,709	151,716

The effect of cash flow hedging on the income statement and other comprehensive income is shown below:

				Write-offs		Ineffectiveness
	Subsidiary	Balance as of January 1, 2025	Designation	Net sales	Cost of sales	Financial results	Balance as of December 31, 2025
Financial instrument
Future	Edge	—	(17,742)	—	9,027	4,061	(4,654)
Leasing	TRSP	(446,224)	224,319	11,666	—	1,730	(208,509)
Swap exchange rate and interest	Rumo	—	(169,196)	—	59,686	—	(109,510)
Total		(446,224)	37,381	11,666	68,713	5,791	(322,673)

Sources of hedge accounting ineffectiveness, although historically immaterial, may arise from the following factors:

(i)	Timing mismatches between cash flows of hedged items and hedging instruments;
(ii)	Use of distinct reference indices, resulting in divergent risk curves between hedged items and hedging instruments;
(iii)	Differing effects of counterparty credit risk and the entity’s own credit risk on fair value changes of hedging instruments and hedged items;
(iv)	Changes in projections of expected cash flows for hedged items and hedging instruments.

The Company continuously monitors sources of ineffectiveness, employing quantitative and qualitative analyses to assess impacts on fair value and hedge effectiveness. These practices align with accounting and treasury policies.

67

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

5.7 Trade receivables

Accounting policy:

Trade receivables are recognized when Cosan has an unconditional right to consideration arising from the transfer of goods or services to a customer (an unconditional right to consideration). They are initially measured at the fair value of the consideration to be received, generally equivalent to the transaction price, adjusted for:

  Trade discounts granted;
  Expected returns (customer return rights);
  Significant financing components (present value adjustment when the payment term exceeds 12 months and contains a significant financing component).

After initial recognition, trade receivables are measured at amortized cost using the effective interest rate method.

Expected Credit Losses (ECL)

The Company recognizes an allowance for expected credit losses using a staged expected loss approach:

  Stage 1: Receivables whose credit risk has not increased significantly since initial recognition—allowance calculated based on 12-month expected credit losses;
  Stages 2 and 3: Receivables whose credit risk has increased significantly or are in default—allowance calculated based on lifetime expected credit losses over the remaining life of the asset.

Receivables are grouped into homogeneous pools based on similar credit risk characteristics (customer segment, payment term, delinquency history, and economic sector). Loss rates are determined based on:

  Observed historical credit loss experience in prior periods;
  Adjustments to reflect current conditions (e.g., deterioration in the customer's sector); and
  Reasonable and supportable forecasts of future economic conditions (e.g., GDP, unemployment rate, regulatory environment).

The allowance for expected credit losses is recognized as a selling expense.

	Consolidated
	December 31, 2025	December 31, 2024
Domestic market	3,099,186	3,220,315
Unbilled receivables (i)	760,602	853,993
Foreign market - foreign currency	79,358	134,127
	3,939,146	4,208,435
Expected credit losses	(269,983)	(212,701)
	3,669,163	3,995,734
Current	3,520,278	3,730,364
Non-current	148,885	265,370
	3,669,163	3,995,734

(i)	Unbilled revenue refers to the estimated portion of gas supply and sales for the month, for which measurement and billing have not yet been carried out, but which has already been recorded in the balance sheet for accrual purposes.

68

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The aging of accounts receivable is as follows:

	Consolidated
	December 31, 2025	December 31, 2024
Not due	3,393,659	3,615,094
Overdue
Until 30 days	224,168	280,392
From 31 to 60 days	44,869	74,817
From 61 to 90 days	28,226	27,198
More than 90 days	248,224	210,934
Expected credit losses	(269,983)	(212,701)
	3,669,163	3,995,734

The changes in expected credit losses are as follows:

Consolidated
Balance as of January 1, 2024	(161,108)
Business combination	(17,606)
Additions/reversals	(54,882)
Write-offs	20,895
Balance as of December 31, 2024	(212,701)
Business combination	(715)
Additions/reversals	(94,974)
Foreign exchange variation	1,253
Write-offs	37,154
Balance as of December 31, 2025	(269,983)

69

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

5.8 Related parties

Accounting policy:

Transactions with related parties were conducted under pre-agreed contractual terms. Outstanding balances at period end are unsecured, non-interest-bearing, and settled in cash. No guarantees were given or received on any receivables or payables involving related parties. At the end of each period, recoverability of amounts and receivables is assessed; for the years ended December 31, 2025 and 2024, no allowance was recognized.

The Company maintains a Cost Sharing Agreement governing the sharing of activities and expenses, together with reimbursement guidelines and other commercial terms for group expense allocation. These expenses are classified as intercompany transactions.

Balances and transactions between the Company and its subsidiaries, which are related parties, were eliminated on consolidation and are not disclosed in this note.

a) Trade receivable and payable with related parties:

	Parent Company		Consolidated
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Current assets
Commercial operations
Raízen S.A. and its subsidiaries	3,278	5,241	70,001	72,518
Rumo S.A. and its subsidiaries	21,324	25,706	—	—
CLI Sul S.A.	10	10	14,431	19,458
Cosan Lubrificantes e Especialidades S.A.	4,309	14,164	—	—
Compass Gás e Energia S.A. and its subsidiaries	15,207	18,561	—	—
Termag - Terminal Marítimo de Guarujá S.A.	—	—	14,286	14,286
Associação Gestora da Ferrovia Internado Portode Santos (AG-FIPS)	—	—	49,397	36,985
Radar Gestão de Investimentos S.A.	1,299	564	1,299	565
Radar Group	1,017	1,885	—	—
Other	325	239	501	6,373
	46,769	66,370	149,915	150,185
Financial operations
Raízen S.A. and its subsidiaries (i)	49,634	45,173	49,634	45,173
Cosan Lubrificantes e Especialidades S.A.(ii)	21,433	—	—	—
Cosan Luxembourg S.A.	—	2,556	—	—
Other	—	—	—	1,705
	71,067	47,729	49,634	46,878

Total current assets	117,836	114,099	199,549	197,063

Non-current assets
Commercial operations
Termag - Terminal Marítimo de Guarujá S.A.	—	—	8,333	21,438
	—	—	8,333	21,438

Financial operations
Raízen S.A. and its subsidiaries (i)	—	28,864	—	26,920
Cosan Lubrificantes e Especialidades S.A.(ii)	102,476	109,550	—	—
Ligga S.A.	—	154,468	—	154,468
CLI Sul S.A.	—	—	12,000	—
Other	—	—	15	—
	102,476	292,882	12,015	181,388

Total non-current assets	102,476	292,882	20,348	202,826

Related parties receivables	220,312	406,981	219,897	399,889

70

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Parent Company		Consolidated
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Current liabilities
Commercial operations
Raízen S.A. and its subsidiaries	5,585	8,176	164,788	303,656
Termag - Guarujá Maritime Terminal S.A.	—	—	95	8,149
Association for the Management of the Internal Railway of the Port of Santos (AG-FIPS)	—	—	43,607	45,119
Compass Gás e Energia S.A. and its subsidiaries	518	—	—	—
Cosan Lubrificantes e Especialidades S.A	53	—	—	—
Other	328	64	315	1,932
	6,484	8,240	208,805	358,856
Financial and corporate operations
Raízen S.A. and its subsidiaries (i)	110,186	56,478	111,548	57,554
Cosan Lubrificantes e Especialidades S.A.(ii)	13,914	—	—	—
Cosan Overseas Limited (iii)	35,554	40,012	—	—
Cosan Luxembourg S.A. (iii)	67,424	105,890	—	—
Other	—	—	563	—
	227,078	202,380	112,111	57,554

Total current liabilities	233,562	210,620	320,916	416,410

Non-current liabilities
Commercial operations
Other	87	—	88	—
	87	—	88	—
Financial operations
Cosan Lubrificantes e Especialidades S.A.(ii)	617,920	591,491	—	—
Cosan Luxembourg S.A. (iii)	2,008,376	3,342,012	—	—
Cosan Overseas Limited (iii)	2,770,458	3,117,823	—	—
Raízen S.A. and its subsidiaries (i)	1,078	1,078	1,078	1,078
	5,397,832	7,052,404	1,078	1,078

Total non-current liabilities	5,397,919	7,052,404	1,166	1,078

Payables to related party	5,631,481	7,263,024	322,082	417,488

(i)	The current and non-current assets receivable by Raízen S.A. and its subsidiaries are substantially tax credits that will be reimbursed to the Company when realized.
Current liabilities represent reimbursements to Raízen S.A. and its subsidiaries for expenses related to legal disputes and other liabilities incurred before the formation of the joint venture, and which are the responsibility of Cosan S.A.
(ii)	On December 31, 2018, a contract for the assumption of rights and obligations was executed, and assets and liabilities related to the fuel business, originating from the acquisition of Esso Brasileira de Petróleo Ltda. (“Esso”) in 2008, which were not contributed to the formation of Raízen, were transferred.
(iii)	These transactions serve as a means of transferring resources from the Company to its subsidiaries, which are the holders of the Senior Notes and responsible for honoring their obligations. The increases observed in these liability balances refer to the establishment of a loan resulting from the transfer of the Senior Notes debt due 2029 and to the foreign exchange variation that affected the existing Export Prepayment (“PPE”) transactions between the Company and its subsidiaries Cosan Lux and Cosan Overseas Limited (“Cosan Overseas”).

71

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

b) Transactions with related parties:

	Parent Company		Consolidated
	Twelve months ending on December 31,
	2025	2024	2025	2024
Operating income
Raízen S.A. and its subsidiaries (i)	—	—	583,567	1,294,971
CLI Sul S.A.	—	—	12,629	12,375
Other	—	—	1,183	46,350
	—	—	597,379	1,353,696

Purchase of products / inputs / services
Raízen S.A. and its subsidiaries (i)	(1,133)	(45)	(2,475,506)	(3,129,874)
Radar Investment Management S.A.	—	—	—	—
Termag - Guarujá Maritime Terminal S.A.	—	—	(49,835)	—
Other	—	—	—	(4,544)
	(1,133)	(45)	(2,525,341)	(3,134,418)

Shared income (expenses)
Compass Gás e Energia S.A. and its subsidiaries	66,214	102,032	—	—
Cosan Lubrificantes e Especialidades S.A.	8,846	6,576	—	—
Raízen S.A. and its subsidiaries	(1,988)	(5,352)	(97,702)	(30,156)
Rumo S.A. and its subsidiaries	50,890	26,497	—	—
Radar	—	1,881	—	—
Association for the Management of the Internal Railway of the Port of Santos (AG-FIPS)	—	—	(134,820)	—
Other	3,522	(8)	118	(22)
	127,484	131,626	(232,404)	(30,178)

Financial results
Cosan Luxembourg S.A.	168,580	(1,139,998)	—	—
Cosan Overseas Limited	118,549	(912,722)	—	—
Raízen S.A. and its subsidiaries	(22,197)	—	(22,197)	—
Moove Lubricants Limited	(4)	—	—	—
Ligga S.A.	10,410	—	10,410
Other	—	4,818	—	4,808
	275,338	(2,047,902)	(11,787)	4,808
Total	401,689	(1,916,321)	(2,172,153)	(1,806,092)

(i)	The amount refers substantially to the purchase of fuels and the provision of logistics transport services by the subsidiary Rumo.

72

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

c) Managers’ and directors’ compensation:

The Company has a compensation policy approved by the Board of Directors. Compensation for key management personnel includes salaries, contributions to a post-employment defined benefit plan, and stock-based compensation. On April 30, 2025, the Annual General Meeting approved the total annual compensation for directors for the fiscal year 2025.

Below we present the results for the Parent Company and the consolidated results:

	Parent Company		Consolidated
	Twelve months ending on December 31,
	2025	2024	2025	2024
Short-term benefits to employees and directors	69,789	52,437	196,334	175,487
Share based compensation	22,301	51,587	37,492	67,569
Post-employment benefits	221	534	2,642	2,369
Employment termination benefits	—	1,645	—	1,645
Other long-term benefits	—	—	9,545	5,981
Total	92,311	106,203	246,013	253,051

5.9 Trade payables

Accounting policy: Due to the short-term nature of trade payables, their carrying amounts are the same as their fair values, and they are generally paid within 30 to 90 days of recognition.

The supplier balances are presented below:

	Parent Company		Consolidated
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Material and services suppliers	870	2,900	3,284,618	4,205,516
Natural gas / transport and logistics suppliers	—	—	812,884	982,333
	870	2,900	4,097,502	5,187,849

Current	870	2,900	4,078,511	5,168,593
Non-current	—	—	18,991	19,256
Total	870	2,900	4,097,502	5,187,849

5.10 Sectorial financial assets and liabilities

Accounting policy:

Sector-specific financial assets and liabilities neutralize the economic impacts on distributors' results. These impacts arise from differences between the gas costs and tax rates included in regulatory rulings by regulatory agencies and those actually incorporated into tariffs during each tariff adjustment or review cycle.

Regulatory agencies overseeing indirect subsidiaries:

  Comgás and Necta Gás Natural S.A. ("Necta"), regulated by the Sanitation and Energy Regulatory Agency for the state of São Paulo (Agência Reguladora de Serviços Públicos do Estado de São Paulo, or "ARSESP") pursuant to Resolution No. 1,010;

  Compagas, regulated by the Paraná State Regulatory Agency for Delegated Public Services of Paraná (Agência Reguladora de Serviços Públicos Delegados do Paraná, or "AGEPAR") pursuant to Resolution No. 028/2022;

  Sulgás, regulated by the State Agency for the Regulation of Delegated Public Services of the State of Rio Grande do Sul (Agência Estadual de Regulação dos Serviços Públicos Delegados do Rio Grande do Sul, or "AGERGS") pursuant to Resolution No. 072/2025.

73

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Based on these rulings, our indirect subsidiary Compass has concluded that there is no uncertainty in recognizing sector-specific financial assets and liabilities as amounts receivable or payable.

Accordingly, Compass recognizes these assets and liabilities in its financial statements. They are based on the difference between the actual cost and the cost considered in tariff adjustments. This generates a receivable when the actual cost exceeds the amount incorporated in the tariff, or a liability when the costs are lower than those incorporated in the tariff. These differences are considered in the subsequent tariff adjustment and become components of the distributors' tariff adjustment index.

The movement of net sectorial financial assets (liabilities) was as follows:

	Sectorial Assets	Sectorial Liabilities (iv)	Total
Balance as of January 1, 2024	548,700	(1,810,698)	(1,261,998)
Cost of gas (i)|(ii)	(12,437)	(2,210)	(14,647)
Tax credits	—	(65,710)	(65,710)
Monetary update (iii)	71,981	(161,621)	(89,640)
Deferral of IGP-M	117,418	—	117,418
Business combination	5,980	—	5,980
Balance as of December 31, 2024	731,642	(2,040,239)	(1,308,597)
Cost of gas (i)|(ii)	(51,483)	(38,931)	(90,414)
Tax credits	—	(29,025)	(29,025)
Residential deferment (iv)	52,092	—	52,092
Monetary update(iii)	45,821	(157,066)	(111,245)
Deferral of IGP-M (v)	(49,118)	—	(49,118)
Balance as of December 31, 2025	728,954	(2,265,261)	(1,536,307)

Current	338,332	(96,719)	241,613
Non-current	390,622	(2,168,542)	(1,777,920)
Total	728,954	(2,265,261)	(1,536,307)

(i)	This refers to the cost of purchased gas compared to the cost included in the tariffs, fully classified as a current asset, since the regulator's decision provides for tariff recovery on an annual basis for residential and commercial customer categories and quarterly for other customer categories.
(ii)	On April 24, 2025, AGERGS, through DRE No. 79/2025, approved the following issues related to the tariff review for the 2024 fiscal year: (i) Inclusion of IRPJ and CSLL in the gross margin calculation; and (ii) Recalculation of the retroactive payment. Based on the reassessment of these issues, Sulgás recognized an impact on its short-term Sectorial financial assets in the amount of R$ 93,060.
(iii)	Monetary adjustment on the gas current account and late payment credit, basis on the SELIC rate.
(iv)	According to ARSESP Resolution No. 1,709, of September 9, 2025, the individual residential segment had reduced margins applied, replacing those originally foreseen for the new tariff cycle, until December 9, 2026. Due to these reduced tariffs, the Company began to record in its accounting the deferral related to the difference between the tariffs charged to users and those defined in the tariff schedule of the ordinary review. This difference will be added to the tariffs in effect from December 10, 2026.
(v)	Appropriation of the IGP-M deferral for residential and commercial customer categories, recognized in non-current assets, according to ARSESP Resolution No. 1,162 of May 26, 2021 and the 7th Addendum to the Comgás Concession Contract on October 1, 2021. As of ARSESP Resolution No. 1,709, of September 9, 2025, said deferral has been included in the tariff charged to customers and will be amortized until the end of the current tariff cycle.

On February 23, 2026, ARSESP published Resolution No. 1,776. This resolution establishes the criteria for allocating to users the amounts that piped gas concessionaires earned from excluding the state sales tax (Imposto sobre Circulação de Mercadorias e Serviços, or “ICMS”) from the tax base for the employees’ profit participation program (Programa de Integração Social, or “PIS”) and the social contribution for social security financing (Contribuição para o Financiamento da Seguridade Social, or “COFINS”). The purpose is to restore the economic-financial equilibrium of the concessions.

This resolution has no impact on the financial statements as of December 31, 2025, because the Company understands that any cash outflows will occur after twelve months.

74

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

5.11 Fair value measurement

Accounting policy:

Fair value is the price that would be obtained for the sale of an asset or paid for the transfer of a liability in an unforced transaction between market participants on the measurement date. The fair value measurement assumes that the transaction to sell the asset or transfer the liability will occur:

• In the principal market for the asset or liability;

• or In the absence of a principal market, in the most advantageous market for the asset or liability. The Company must have access to the main or most advantageous market.

The measurement of the fair value of an asset or liability is based on the assumptions that market participants would use to set the price, assuming that they are acting in their best economic interests.

For non-financial assets, fair value measurement considers the market participant's ability to generate economic benefits by using the asset in its best possible use or by selling it to another participant who would use it for the same purpose.

The best evidence of the fair value of a financial instrument on initial recognition is generally the transaction price, i.e. the fair value of the consideration given or received. When the fair value at initial recognition differs from the transaction price, the difference is recognized in profit or loss as a fair value gain or loss only in cases where the derivative is classified within Level 1 of the fair value hierarchy or based on a measurement method that uses only observable inputs. For derivatives classified within Levels 2 or 3, the difference must be deferred and recognized in profit or loss over time.

All assets and liabilities measured or disclosed at fair value in the financial statements are classified within the fair value hierarchy, as described below:

• Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities to which the entity has access at the measurement date;

• Level 2: valuation techniques for which the inputs are not the quoted prices included in Level 1, but which are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices);

• Level 3: valuation techniques that include information about the asset or liability that is not based on observable market data (unobservable information).

When measuring the fair value of an asset or liability, the Company uses observable market data as much as possible. The specific valuation techniques used to value financial instruments include:

i. Use of quoted market prices;

ii. Fair value calculated as the present value of estimated future cash flows. Estimates of future floating rate cash flows are based on quoted swap rates, futures prices and interbank lending rates. The estimated cash flows are discounted using a yield curve constructed from similar sources and reflecting the relevant reference interbank rate used by market participants for this purpose when pricing interest rate swaps. The estimate of fair value is subject to a credit risk adjustment that reflects the credit risk of the Company and its counterparty; this is calculated based on the credit spreads derived from the current credit default swap; and

iii. For other financial instruments, discounted cash flow analysis.

External valuers may be involved in the valuation of significant assets and liabilities, such as investment properties, unlisted financial assets and contingent consideration.

For fair value disclosure purposes, the Company defines classes of assets and liabilities based on their nature, characteristics and risks involved, as well as the level of the fair value hierarchy, as explained above.

75

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The carrying amounts of short-term financial assets and liabilities do not differ significantly from their fair value. The carrying amounts and fair value of consolidated assets and liabilities are as follows:

		Carrying amount		Assets and liabilities measured at fair value
		December 31, 2025	December 31, 2024	December 31, 2025			December 31, 2024
	Note			Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Investments funds	5.2	2,525,668	2,122,442	—	2,525,668	—	—	2,122,442	—
Marketable securities	5.3	2,992,593	3,386,301	307,177	2,685,416	—	—	3,386,301	—
Other financial assets		5,805	4,495	5,805	—	—	4,495	—	—
Investment properties (i)	11.5	18,221,781	16,818,919	—	—	18,221,781	—	—	16,818,919
Derivative financial instruments	5.6	2,267,108	3,799,328	—	2,267,108	—	—	3,799,328	—
Total		26,012,955	26,131,485	312,982	7,478,192	18,221,781	4,495	9,308,071	16,818,919
Liabilities
Loans, borrowings and debentures	5.4	(64,227,131)	(66,455,426)	—	(64,136,362)	—	—	(28,294,034)	—
Derivative financial instruments	5.6	(2,680,669)	(3,470,204)	—	(2,680,669)	—	—	(3,470,204)	—
Other trades payable (ii)		(11,854)	(12,362)	—	—	(11,854)	—	—	(12,362)
Total		(66,919,654)	(69,937,992)	—	(66,817,031)	(11,854)	—	(31,764,238)	(12,362)

(i)	The fair value of the investment properties was determined basis on the direct comparative method of market data applied to transactions with similar properties (type, location, and quality of property) and, to some extent, based on sales quotations for potential transactions with comparable assets (level 3). The methodology used in determination the fair value takes into account direct comparisons of market information, such as market research, homogenization of values, spot market prices, sales, distances, facilities, land access, topography and soil, land use (type of crop), and rainfall level , among other data, in accordance with the standards issued by the Brazilian Association of Technical Standards (“ABNT”). The discount rate used was 9.25% per annum on December 31, 2025 (6.06% per annum to 10.40% per annum on December 31, 2024).
(ii)	This refers to the contingent consideration (earn-out) negotiated in the acquisition process of the indirect subsidiary Biometano Verde Paulínia, measured at fair value using a assessment technique based on the present value of expected cash flows. The measurement considers the monetary restatement stipulated in the contract.

For debts whose market value is quoted on the Luxembourg Stock Exchange (or “LuxSE”), the fair value measurement is based on the quoted market price as follows:

Debts	Company	December 31, 2025	December 31, 2024
Senior Notes due 2028	Rumo Luxembourg S.à rl	99.98%	97.32%
Senior Notes due 2032	Rumo Luxembourg S.à rl	92.04%	84.30%
Senior Notes due 2027(i)	Cosan Luxembourg S.A.	—	99.63%

(i)          The debt was settled on March 14, 2025. For more information, see Note 2.2.2.

76

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

5.12 Financial risk management

This note describes the group's exposure to financial risks and how these risks may affect future financial performance. To provide more context, current year profit or loss information has been included where applicable:

Risk	Exposure	Measurement	Management
Market Risk – exchange rate	i. Future commercial transactions. ii. Recognized financial assets and liabilities not denominated in Reais.	i. Cash flow forecasting ii. Sensitivity analysis.	Foreign currency.
Market Risk – interest rates	Cash and cash equivalents, marketable securities, loans, borrowings and debentures, leases and derivatives financial instruments.	Sensitivity analysis.	Interest rate swap.
Market Risk – price	i. Future business transactions. ii. Investments in securities.	i. Projected cash flow. ii. Sensitivity analysis.	i. Commodity futures price. ii. Hedging derivative for both appreciation and depreciation of shares.
Credit risk	Cash and cash equivalents, marketable securities, accounts receivable, derivatives, accounts receivable from related parties, dividends and investment properties.	i. Analysis by maturity. ii. Credit ratings.	Available funds and lines of credit.
Liquidity risk

Loans, borrowings and debentures, accounts payable to suppliers, other financial liabilities, REFIS (Special Tax Regularization Program), leases, derivatives, accounts payable to related parties and dividends.

		Cash flow forecasting	Available funds and lines of credit.

The Company's Management identifies, assesses, and protects against financial risks in close cooperation with the operating units. The Board of Directors provides written principles for overall risk management, as well as policies covering specific areas such as foreign exchange risk, interest rate risk, credit risk, use of derivatives and non- derivatives financial instruments, and investment of excess liquidity.

When all relevant criteria are met, hedge accounting is applied to eliminate the accounting mismatch between the hedging instrument and the hedged item. This results in the recognition of interest expense at a fixed interest rate for hedged loans and floating-rate inventories, and at a fixed exchange rate for hedged purchases.

The Company may choose to formally designate new debt transactions for which it holds hedging derivatives financial instruments of the swap type for the exchange of foreign exchange variation, measured at fair value. The fair value option aims to eliminate inconsistencies in the result arising from differences between the measurement criteria of certain liabilities and their hedging instruments. Thus, both the swaps and the respective debts will be measured at fair value. This option is irrevocable and must be exercised only in the initial accounting entry of the transaction.

The Company's policy is to maintain a capital basis to promote the confidence of investors, creditors, and the market, and to ensure the future development of the business. Management monitors the return on capital for each of its businesses. The use of financial instruments to hedge against these areas of volatility is determined through an analysis of the risk exposure that Management intends to cover.

77

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

a) Market Risk

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, optimizing returns.

The Company uses derivatives to manage market risks. All such transactions are carried out in accordance with the guidelines established by the Risk Management Committee.

Foreign exchange risk

The Company presents the following net exposure to foreign exchange variation for assets and liabilities denominated in US dollars, euros and British pounds, for companies with real functional currency.

	December 31, 2025	December 31, 2024
Cash and cash equivalents	649,107	1,861,070
Marketable securities	97,005	—
Trade receivable	71,555	35,807
Trade payables	(417,312)	(691,312)
Loans, borrowings and debentures	(15,949,122)	(24,263,167)
Lease	(2,043,650)	(2,121,304)
Consideration payable	(195,057)	(246,256)
Derivative financial instruments (notional)	14,851,873	22,576,441
Foreign exchange exposure, net	(2,935,601)	(2,848,721)

The likely scenario considers the estimated exchange rates at the maturity of the transactions, as presented below:

			Scenarios
Instrument	Risk factor	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	Low FX rate	850	159,574	318,297	(157,873)	(316,597)
Marketable securities	Low FX rate	(42)	24,113	48,268	(24,197)	(48,352)
Trade receivable	Low FX rate	(23)	17,754	35,457	(18,066)	(35,813)
Trade payables	High FX rate	124	(103,403)	(206,380)	103,433	206,733
Loans, borrowings and debentures	High FX rate	6,720	(3,982,846)	(7,969,185)	3,986,877	7,973,216
Lease	High FX rate	894	(509,795)	(1,020,484)	511,583	1,022,272
Consideration payable	High FX rate	85	(48,658)	(97,401)	48,828	97,571
Derivative financial instruments (notional)	Low FX rate	119,237	3,776,424	7,625,727	(4,245,617)	(7,943,997)
Impacts on profit or loss before taxes		127,499	(470,764)	(873,209)	8,203	561,849
Impacts on other comprehensive income		346	(196,073)	(392,492)	196,765	393,184

78

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Exchange rate sensitivity analysis
	December 31, 2025	Scenarios
		Probable	25%	50%	(25%)	(50%)
U.S.$	5.5024	5.5000	6.8750	8.2500	4.1250	2.7500
Euro	6.4692	6.5450	8.1813	9.8175	4.9088	3.2725
GBP	7.4112	7.5350	9.4188	11.3025	5.6513	3.7675

Interest rate risk

The Company and its subsidiaries monitor fluctuations in variable interest rates related to their loans and use derivatives instruments to minimize the risks of variable interest rate fluctuations.

The following is a sensitivity analysis of interest rates on loans and borrowings, leasing, and other liabilities, with a counterpart to investments in CDI, with increases and reductions of 25% and 50%, before taxes:

		Scenarios
Interest rate exposure	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	3,576,657	4,470,822	5,364,985	2,682,494	1,788,328
Marketable securities	352,503	440,663	528,754	264,412	176,251
Restricted cash	30,755	38,444	46,133	23,066	15,378
Lease and concession in installments	(109,119)	(136,439)	(163,678)	(81,879)	(54,559)
Leases liabilities	(507,078)	(523,354)	(539,617)	(490,814)	(474,517)
Derivative financial instruments	(2,911,889)	(3,451,774)	(4,243,945)	(1,489,407)	(481,098)
Loans, borrowings and debentures	(4,138,321)	(4,991,523)	(5,964,416)	(3,095,361)	(2,132,787)
Other financial liabilities	(136,118)	(170,147)	(204,177)	(102,088)	(68,059)
Put option liability on subsidiary shares	(632,368)	(787,705)	(938,046)	(487,023)	(336,682)
Liability from financing secured by shares	(447,736)	(555,305)	(660,524)	(344,867)	(239,649)
Impacts on profit or loss before taxes	(4,922,714)	(5,666,318)	(6,774,531)	(3,121,467)	(1,807,394)

Part of the value presented in derivatives financial instruments corresponds to the Total Return Swap (TRS):

		Scenarios
Interest rate exposure	Probable	25%	50%	(25%)	(50%)
Derivative financial instruments	(48,816)	(61,038)	(73,224)	(36,630)	(24,408)

79

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The likely scenario considers the estimated interest rate, calculated by a specialized third party and the Central Bank of Brazil ("BACEN"), as presented below:

Scenarios
	Probable	25%	50%	(25%)	(50%)
SELIC	13.54%	16.93%	20.31%	10.16%	6.77%
CDI	13.44%	16.80%	20.16%	10.08%	6.72%
TJLP462 (TJLP + 1% p.a.)	9.90%	12.13%	14.35%	7.68%	5.45%
TJLP	8.90%	11.13%	13.35%	6.68%	4.45%
IPCA	4.12%	5.15%	6.18%	3.09%	2.06%
IGPM	3.81%	4.76%	5.71%	2.86%	1.90%
Fed Funds	3.00%	3.75%	4.50%	2.25%	1.50%
SOFR	2.74%	3.43%	4.12%	2.06%	1.37%
CPI	2.60%	3.25%	3.90%	1.95%	1.30%

Price risk

•  Natural Gas

		Scenarios
Instrument	Risk factor	Exposure	25%	50%	(25%)	(50%)
Commodity derivative	Price Change in US$ / bbl	8,610	1,042	2,084	(1,042)	(2,084)

•  Options

The Company uses derivatives financial instruments, called options, to limit its exposure to variations in the value of Vale's shares, which are the subject of the call option. The methodology employed, and widely accepted, to calculate the fair value of the options is based on the Black & Scholes pricing model. The values calculated in the sensitivity analysis of the aforementioned structure reflect the impacts of the intrinsic values of the options, according to the appreciation or depreciation of the shares. The Company settled the call spread on January 8 and 9, 2026.

		Scenarios
Instrument	Interest	Probable	25%	50%	(25%)	(50%)
VALE3 (Call Spread)	1.34%	119,314	263,316	453,659	(12,028)	(36,900)

80

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Call Option (“Call”)

The Company holds a purchase option that grants it the right to repurchase all of Cosan Nove 's preferred shares, which may be exercised starting in the third year after the signing of the respective agreements, in December 2022.

As of December 31, 2025, the call option was underpriced.

Contingent put option

In the shareholders' agreement entered, in December 2022, into between the Company and Itaú bank, regarding the issuance of preferred shares by Cosan Nove, it was defined that financial institutions hold a contingent put option, exercisable only when specific material adverse effects foreseen in the contract occur. These effects are under the Company's control and, therefore, do not constitute a financial obligation.

The option exercise price is calculated basis on the initial investment value, adjusted by a rate of CDI + spread, less dividends received by the non-controlling shareholder during that period. As of December 31, 2025, the exercise price of this option is R$ 2,488,636.

•  Total Return Swap (TRS)

The treasury share repurchase plan exposes the Company to risks resulting from changes in the market price of Cosan’s shares (ticker CSAN3). To mitigate these exposures, the Company has entered into TRS (Transfer of Share Price) transactions relating to 80,085,312 CSAN3 shares. On the active side, the Company receives the variation in the share price and the distributed dividends, and on the passive side, it pays CDI (Interbank Deposit Certificate) + spread.

Sensitivity analysis considers the closing price of the shares, as shown below:

		Scenarios
Instrument	Probable	25%	50%	(25%)	(50%)
TRS CSAN3	(377,969)	106,527	212,253	(105,726)	(212,253)
Value of the share (CSAN3)	5.32	5.32	7.98	3.99	2.66

81

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

b) Credit risk

The Company's regular operations expose it to potential defaults when customers, suppliers, and counterparties fail to meet their financial or other obligations. The credit risk exposure was as follows:

	December 31, 2025	December 31, 2024
Cash and cash equivalents	27,243,683	16,903,542
Trade receivables	3,669,163	3,995,734
Marketable securities	2,685,417	3,386,301
Restricted cash	228,768	174,303
Financial guarantees	2,620,840	2,761,254
Derivative financial instruments	2,267,108	3,799,328
Receivables from related parties	219,897	399,889
Receivable dividends and interest on equity	35,410	153,548
Other financial assets	5,805	4,495
Total	38,976,091	31,578,394

The Company is exposed to risks related to its cash management activities and temporary investments.

Liquid assets are primarily invested in government bonds and other bank investments. Credit risk for balances with banks and financial institutions is managed by the treasury department, in accordance with Company policy.

The Company and its subsidiaries adopt structured credit risk assessment policies for the execution of lease agreements and for installment sales of investment properties.

In lease transactions, the analysis includes an evaluation of the economic and financial capacity of potential lessees, based on liquidity, leverage, and cash flow indicators, as well as registry checks and market references. The portfolio is composed primarily of large companies with recognized solidity in the agribusiness sector, under medium- and long-term contracts (ranging from 3 to 30 years), which has historically resulted in a low incidence of losses.

In installment sales, risk is mitigated through credit assessments conducted by a specialized firm, complemented by internal analysis. Possession is granted only after receipt of the initial payment, and transfer of ownership is effected exclusively upon full settlement of the purchase price, substantially reducing exposure to default.

Investments of surplus funds are made only with approved counterparties and within the credit limits assigned to each. Counterparty credit limits are reviewed annually and may be updated throughout the year. The limits are set to minimize risk concentration and, consequently, mitigate financial loss resulting from counterparty failure to make payments.

82

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The credit risk of cash and cash equivalents, marketable securities, restricted cash, and derivatives financial instruments is determined by widely accepted market rating agencies, as presented below:

	December 31, 2025	December 31, 2024
AAA	23,289,686	22,706,407
AA	9,037,928	803,935
A	—	571,942
Not rated	97,362	181,190
Total	32,424,976	24,263,474

c) Liquidity risk

The Company's approach to managing liquidity consists of ensuring, whenever possible, sufficient liquidity to meet its liabilities as they become due, under normal and stress conditions, without incurring unacceptable losses or compromising the Company's reputation.

The Company's financial liabilities, classified by maturity dates (basis on contracted undiscounted cash flows), are as follows:

	December 31, 2025					December 31, 2024
	Up to 1 year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total	Total
Loans, borrowings and debentures	(7,374,410)	(9,748,954)	(43,246,192)	(58,220,334)	(118,589,890)	(64,570,345)
Trade payables	(4,078,511)	(18,991)	—	—	(4,097,502)	(10,670,813)
Other financial liabilities	(1,096,884)	—	—	—	(1,096,884)	(770,103)
Installment of tax debts	(14,977)	(10,428)	(1,995)	(228,318)	(255,718)	(454,885)
Leases	(1,099,642)	(1,078,819)	(1,292,243)	(20,529,560)	(24,000,264)	(20,948,336)
Lease and concession in installments	(233,582)	(229,938)	(454,126)	(188,480)	(1,106,126)	(1,281,108)
Payables to related parties	(320,916)	(1,166)	—	—	(322,082)	(416,410)
Dividends payable	(226,484)	—	—	—	(226,484)	(96,722)
Consideration payable	(9,629)	(9,629)	(31,089)	(104,964)	(155,311)	(185,622)
Derivative financial instruments	(3,019,375)	(1,221,626)	(979,747)	13,021,596	7,800,848	6,528,439
Sectorial financial liabilities (i)	(96,719)	—	—	—	(96,719)	(64,718)
Put option liability on subsidiary shares	—	—	—	(4,000,000)	(4,000,000)	—
Liability from financing secured by shares	—	(3,225,338)	—	—	(3,225,338)	—
	(17,571,129)	(15,544,889)	(46,005,392)	(70,250,060)	(149,371,470)	(92,930,623)

83

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

(i)          The Company, through its indirect subsidiary Comgás, maintains a sectoral liability classified as a non‑current liability. This liability arises from regulatory obligations specific to the natural gas distribution sector.

Due to the uncertainty regarding the exact timing of settlement of these obligations, the liability has not been included in the maturity schedule. The Company recognizes this liability in accordance with the applicable accounting standards, and awaits regulatory definition in order to determine the settlement timetable.

d) Capital management risk

The Company manages its capital structure, adjusting it in accordance with changes in economic conditions and the requirements of financial covenants. To maintain or adjust this structure, the Company may modify dividend payments to shareholders, reduce share capital, or issue new shares. The Company monitors capital primarily through debt service coverage ratios, as well as leverage, calculated as the ratio of net debt to EBITDA.

The Company's policy is to maintain a solid capital basis to foster the confidence of its parent companies, creditors, and the market, and to ensure the future development of the business.

To achieve this overall objective, the Group's capital management seeks, among other aspects, to ensure compliance with the financial commitments associated with loans and borrowings that define the capital structure requirements.

5.13 Put option liability on subsidiary shares

Accounting policy:

The Company recognizes as a financial liability any contractual, legal, or statutory obligations to repurchase equity interests in subsidiaries when it does not hold an unconditional right to avoid the outflow of economic resources for settlement. Such obligations typically arise from put option clauses, which grant minority shareholders the right to require the repurchase of their shares.

When the repurchase obligation is due on a specific or determinable date and its value can be measured basis on objective criteria, the Company classifies it entirely as a liability — current or non-current depending on the maturity date.

For presentation purposes, repurchase obligations are classified as current liabilities when maturity occurs within twelve months of the balance sheet date, and as non-current liabilities in all other cases. Under no circumstances is offsetting (set-off) between the repurchase obligation and the investment held in the subsidiary permitted.

Financial liabilities are measured at amortized cost. This calculation considers the outstanding balance of the initial contribution, updated using financial ratios, less dividends paid, also updated.

December 31, 2025
Balance as of January 1, 2025	—
Addition	4,000,000
Cost of raising capital	(157,684)
Interest rate update	2,332
Balance as of December 31, 2025 (Note 2.1.10)	3,844,648

84

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

6. Other tax receivable

Accounting policy:

Tax assets are measured at cost and primarily consist of (i) tax effects that are recognized when the asset is sold to a third party or recovered through amortization over the remaining economic life of the asset; and (ii) tax receivables that are expected to be recovered as refunds from tax authorities or as a reduction for future tax liabilities.

	Parent Company		Consolidated
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
COFINS - Social security financing contribution	3,698	3,699	613,487	551,156
PIS - Social integration program	1	1	143,765	114,956
Tax credits	35,278	35,177	35,278	35,177
ICMS - State VAT	—	—	1,496,925	1,105,839
ICMS - State VAT CIAP	—	—	377,743	289,615
Other	1,579	1,664	171,513	123,946
	40,556	40,541	2,838,711	2,220,689
Current	5,278	5,364	1,022,881	886,136
Non-current	35,278	35,177	1,815,830	1,334,553
Total	40,556	40,541	2,838,711	2,220,689
7 Inventories

Accounting policy:

Inventories are measured at the lower of cost and net realizable value, understood as the estimated selling price in the ordinary course of business, less estimated costs of completion and costs necessary to make the sale.

The cost of finished and work-in-progress goods comprises direct materials, direct labor, and an appropriate proportion of variable and fixed indirect manufacturing costs. Fixed indirect costs are allocated basis on the normal operating capacity of the manufacturing facility.

Costs are allocated to inventory items using the average cost method.

When the net realizable value of certain inventory items is lower than their cost, the inventory is directly written down to its net realizable value, with the immediate recognition of the loss in the income statement for the period. This adjustment encompasses risks associated with obsolescence, physical deterioration, or other factors that may impair the economic realization of the inventory. Write-down losses to net realizable value may be reversed in subsequent fiscal years should the conditions that originally caused them cease to exist.

	Consolidated
	December 31, 2025	December 31, 2024
Finished products	1,511,903	1,664,235
Parts and accessories	191,238	207,794
Construction Materials	202,175	193,450
Warehouse and others	63,942	7,426
Total	1,969,258	2,072,905

The balances are presented net of the provision for obsolete inventory in the amount of R$ 35,552 as of December 31, 2025 (R$ 38,449 as of December 31, 2024).

85

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

8. Assets and liabilities held for sale

Accounting policy:

The Company classifies non-current assets (mainly agricultural investment properties, from the Cosan Investimentos segment) and disposal groups as held for sale if their carrying values are recovered mainly through a sale transaction and not through continuous use. Non-current assets and disposal groups classified as held for sale (except investment properties measured at fair value) are measured at the lower of carrying value and fair value less costs to sell. Selling costs are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance expenses and income tax expenses.

The criteria for classifying held for sale are considered met only when the sale is highly probable and the asset or group for disposal is available for immediate sale in its current condition. The actions required to complete the sale must indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the asset sale plan and the sale is expected to be completed within one year of the classification date.

Assets and liabilities classified as held for sale are presented separately in the financial position.

a) Breakdown and changes of assets held for sale:

•	Changes of assets held for sale

	Parent Company
	Receivables from related parties	Investment in subsidiaries and associates	Total
Balance as of January 1, 2024	2,998	—	2,998
Additions	3,138	—	3,138
Write-offs	(5,172)	—	(5,172)
Transfer	—	795,247	795,247
Balance as of December 31, 2024	964	795,247	796,211
Additions	8,302	—	8,302
Write-offs	(6,899)	—	(6,899)
Impairment (i)	—	(265,880)	(265,880)
Balance as of December 31, 2025	2,367	529,367	531,734

	Consolidated
	Properties held for sale	Other assets held for sale	Total
Balance as of January 1, 2024	342,392	1,795,773	2,138,165
Additions	280	60,792	61,072
Transfers	437,080	745	437,825
Sale of agricultural properties intended for sale	(746,774)	—	(746,774)
Investment sale	—	(911,500)	(911,500)
Balance as of December 31, 2024	32,978	945,810	978,788
Transfers (ii)	50,403	(28,927)	21,476
Sale of agricultural properties intended for sale	(82,216)	—	(82,216)
Impairment (i)	—	(265,880)	(265,880)
Balance as of December 31, 2025	1,165	651,003	652,168

(i)	Due to a reduction in the estimated fair value , the Company recognized, in the fiscal year ended December 31, 2025, an impairment loss in the measurement of the asset held for sale, in the amount of R$ 265,880 at TUP Porto São Luís SA, recorded in the profit or loss for the year.
(ii)	Transfers totaling R$ 50.403 were made from the investment property group.

86

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

b) Breakdown of assets held for sale

	Consolidated
	TUP Porto São Luis S.A	Radar	Compass	Total
Cash and cash equivalents	48,231	—	—	48,231
Other current tax receivable	3,030	—	—	3,030
Property, plant and equipment	395,757	—	—	395,757
Intangible assets and goodwill	437,965	—	31,865	469,830
Impairment	(265,880)	—	—	(265,880)
Other assets	35	—	—	35
Properties held for sale	—	1,165	—	1,165
Total	619,138	1,165	31,865	652,168

c) Breakdown of liabilities held for sale:

Consolidated
TUP Porto São Luis S.A
Trade payable	17,248
Employee benefits payables	1,828
Other liabilities	456
Deferred tax liabilities	66,606
Total	86,138

87

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

9. Investment in subsidiaries and associates
9.1 Investments in subsidiaries

Accounting policy:

(i) Subsidiaries:

The Company controls an entity when it is exposed to, or has a right over, variable returns arising from its involvement with the entity and has the ability to affect those returns through the exercise of its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which the Company obtains control until the date on which control is discontinued.

The Company assesses whether it retains control over an investee if facts and circumstances indicate that there have been changes in one or more of the three elements of control mentioned above.

When the Company does not hold a majority of the voting rights in an investee, it retains control over the investee when the voting rights are sufficient to enable it, in practice, to unilaterally direct the relevant activities of the investee. In assessing whether the Company's voting rights in an investee are sufficient to give it control, the Company considers all relevant facts and circumstances, including:

•The size of the Company's holding of voting rights in relation to the size and dispersion of the holdings of other holders of voting rights;

•Potential voting rights held by the Company, by other holders of voting rights or by other parties;

•Rights arising from other contractual agreements; and

•Any additional facts and circumstances that indicate that the Company has, or does not have, the ability to direct the relevant activities when decisions need to be made, including voting at meetings.

When necessary, the financial statements of subsidiaries are adjusted to bring their accounting policies into line with the Company's accounting policies.

All intra-group transactions, balances, income, expenses and cash flows are eliminated in the consolidated financial statements.

Changes in interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their respective ownership interests in the subsidiaries. The difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the Company’s owners.

When the Company loses control of a subsidiary, the gain or loss on disposal recognized in profit or loss is calculated as the difference between: (i) the sum of the fair value of the consideration received and the fair value of any interest retained in the former subsidiary and (ii) the previous book value of the assets (including goodwill) and liabilities of the subsidiary and the non-controlling interest. Any amounts previously recognized in “Other comprehensive income” related to the subsidiary are treated as if the Company had directly disposed of the related assets and liabilities of the subsidiary (i.e. they are reclassified to profit or loss or transferred to another equity account). The fair value of any investment held in the former subsidiary on the date control is lost is considered as the fair value on initial recognition for subsequent accounting purposes, when applicable, or as the cost on initial recognition of an investment in an associate or joint venture.

An equity instrument, initially recognized as a financial asset measured at fair value through profit or loss (FVTPL) or at fair value through other comprehensive income (FVOCI), may subsequently be accounted for under the equity method when:

• The investor acquires an additional interest that grants significant influence over an associate or joint control over a joint venture; or

• A change in circumstances occurs that results in obtaining significant influence or joint control, even without acquiring an additional interest (e.g., a change in the shareholders’ agreement that alters decision-making power).

In such situations, the financial asset is derecognized and the investment is recognized at the cost of the instrument on the date of reclassification, plus any directly attributable transaction costs. When an instrument previously classified as FVOCI is reclassified to the equity method, the cumulative gains or losses in other comprehensive income are reclassified directly to equity, without being recycled through profit or loss.

In the Parent Company's individual financial statements, the financial information of subsidiaries is accounted for using the equity method.

88

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

(ii) Associates:

Associates are entities over which the Company has significant influence, but not control or joint control, over their financial and operating policies.

Significant influence is the power to participate in the financial and operating policy decisions of an investee, but without having individual or joint control over those policies. If the investor holds, directly or indirectly, less than twenty percent of the investee’s voting power, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated.

For investments with an interest of less than twenty percent, the Company performs the appropriate assessments to determine whether it has significant influence.

Intercompany balances and transactions, and any unrealized income or expenses arising from intercompany transactions, are eliminated in the preparation of the consolidated financial statements.

Under the equity method, the Company’s share of the profit or loss for the period of associates is recognized in the statement of profit or loss, within “Share of profit (loss) of associates.” Unrealized gains and losses resulting from transactions between the Company and its investees are eliminated based on the Company’s ownership interest in those investees. Other comprehensive income of subsidiaries, associates, and joint ventures is recognized directly in the Company’s equity, within “Other comprehensive income''.

Investments in which the Company has significant influence are measured using the equity method and, when applicable, are reduced by any provision for impairment losses.

Unrealized gains arising from transactions with investments accounted for using the equity method are eliminated against the carrying amount of the investment to the extent of the Company’s interest in the investee. Unrealized losses are similarly eliminated, but only to the extent that there is no evidence of impairment.

89

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company's subsidiaries are listed below:
	December 31, 2025	December 31, 2024
Direct and indirect participation in subsidiaries, excluding treasury shares
Corporate
Cosan Corretora de Seguros Ltda	100.00%	100.00%
Cosan Nove Participações S.A.	87.27%	73.09%
Cosan Luxembourg S.A. (i)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Cosan Limited Partners Brasil Consultoria Ltda.	98.13%	98.13%
Barrapar Participações Ltda.	100.00%	100.00%
Aldwych Temple	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Dez Participações S.A.	100.00%	76.80%
FIP Celeste (ii)	100.00%	—
Radar
Radar Propriedades Agrícolas S.A. (iii)	50.00%	50.00%
Radar II Propriedades Agrícolas S.A. (iii)	50.00%	50.00%
Nova Agrícola Ponte Alta S.A. (iii)	50.00%	50.00%
Nova Amaralina S.A Propriedades Agrícolas (iii)	50.00%	50.00%
Nova Santa Bárbara Agrícola S.A. (iii)	50.00%	50.00%
Terras da Ponta Alta S.A. (iii)	50.00%	50.00%
Castanheira Propriedades Agrícolas S.A. (iii)	50.00%	50.00%
Manacá Propriedades Agrícolas S.A. (iii)	50.00%	50.00%
Paineira Propriedades Agrícolas S.A. (iii)	50.00%	50.00%
Tellus Brasil Participações S.A. (iv)	20.00%	20.00%
Janus Brasil Participações S.A. (iv)	20.00%	20.00%
Duguetiapar Empreendimentos e Participações S.A. (iv)	20.00%	20.00%
Gamiovapar Empreendimentos e Participações S.A. (iv)	20.00%	20.00%
Moove
Moove Lubricants Holdings	70.00%	70.00%
Rumo
Rumo S.A. (v)	30.31%	30.40%
(i)	As of December 31, 2025, the subsidiary Cosan Luxembourg S.A. had a negative net worth of R$ 371,031, as shown below. Notwithstanding this situation, the Company assessed the circumstances and concluded that there are no other events or conditions that, individually or collectively, raise significant doubts about Cosan Luxembourg S.A.'s ability to continue as a going concern. The subsidiary has the financial support of the Company to ensure the fulfillment of its obligations.
(ii)	On December 26, 2025, the members of the Company's Board of Directors approved the formation of the Classe Única do Celeter Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada (“FIP Celeste”), where it contributed shares issued by Moove Lubricants Holdings (“Moove”) representing approximately 19.9% of Moove's share capital. Thus, the Company now directly holds 50.1% of Moove 's capital and indirectly 19.9% through FIP Celeste.
(iii)	The Company is the majority shareholder, holding 50% of the share capital plus one share.
(iv)	The Company holds more than 60% of the voting shares of each entity, has decision-making power over the relevant activities of each entity, and has the right to appoint the majority of the members of the board of directors of each entity, under the terms of an agreement entered into with other shareholders of these entities.
(v)	The Company is the largest shareholder. Additionally, the Company has decision-making power over the relevant activities of this entity and has the right to appoint the majority of the members of the board of directors, in accordance with the shareholders' agreement entered into with the other shareholders of the entity.

90

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The following are the investments in subsidiaries as of December 31, 2025, considered relevant to the Company:

a) Parent Company

	Shares issued by the subsidiary	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Cosan Corporate
Cosan Corretora de Seguros Ltda	5,000	4,999	100.00%	100.00%
Cosan Nove Participações S.A. (i)	7,663,761,736	6,688,357,663	87.27%	66.16%
Cosan Luxembourg S.A.	500,010	500,010	100.00%	100.00%
Cosan Overseas Limited	4,850,000	4,850,000	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	41,731,296	41,731,296	100.00%	100.00%
Cosan Limited Partners Brasil Consultoria Ltda	160,000	157,000	98.13%	98.13%
Cosan Global Limited	1,300	1,300	100.00%	100.00%
Cosan Dez Participações S.A. (ii)	3,504,134,255	3,154,421,657	77.00%	100.00%
FIP Celeste	1,623,505,618	1,623,505,618	100.00%	100.00%
Radar
Radar Propriedades Agrícolas S.A.	737,500	305,694	41.45%	41.45%
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,111	50.00%	50.00%
Nova Agrícola Ponte Alta S.A.	160,693,378	66,607,405	41.45%	41.45%
Nova Amaralina S.A Propriedades Agrícolas	30,603,159	12,685,010	41.45%	41.45%
Nova Santa Bárbara Agrícola S.A.	14,360,726	5,952,521	41.00%	41.45%
Terras da Ponte Alta S.A.	16,066,329	6,659,494	41.45%	41.45%
Castanheira Propriedades Agrícolas S.A.	83,850,938	34,756,214	41.45%	41.45%
Manacá Propriedades Agrícolas S.A.	126,200,853	52,310,254	41.45%	41.45%
Paineira Propriedade Agrícolas S.A.	132,667,061	54,990,497	41.45%	41.45%
Tellus Brasil Participações S.A. (iii)	106,907,867	64,243,260	60.09%	19.57%
Janus Brasil Participações S.A. (iii)	286,370,051	173,464,883	60.57%	19.57%
Duguetiapar Empreendimentos e Participações S.A. (iii)	35,988	21,732	60.39%	19.57%
Gamiovapar Empreendimentos e Participações S.A. (iii)	12,132,621	7,346,670	60.55%	19.57%
Moove
Moove Lubricants Holdings	34,963,764	17,516,846	50.10%	50.10%
Rumo
Rumo S.A.	1,858,828,617	562,529,490	30.31%	30.31%

(i)	Participation related to economic benefit differs from equity participation solely in relation to the distribution of dividends.
(ii)	The Company recognizes 23% of the minority shareholders' interest as a financial liability, basis on the share purchase and sale agreements as of December 31, 2025.
(iii)	The interest related to the economic benefit differs from the equity ownership due to a shareholder agreement entered into between the parties.

91

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Balance as of January 1, 2025	Interest in earnings of investees	Capital increase (reduction)	Transactions with shareholders	Other comprehensive income	Declared dividends	Purchase of shareholding	Incorporation/ formation of a subsidiary	Other	Balance as of December 31, 2025	Dividends receivable (i)
Cosan Corporate
Cosan Corretora de Seguros Ltda.	3,333	3,459	—	—	—	—	—	—	—	6,792	—
Cosan Nove Participações S.A. (ii)	7,153,309	(6,386,167)	331,000	(3,455,270)	266,635	—	2,169,000	—	(72,016)	6,491	—
Cosan Dez Participações S.A.	3,366,248	610,670	153,592	(2,655,146)	23,700	—	3,577,760	—	(35,639)	5,041,185	11,717
Pasadena Empreendimentos e Participações S.A.	(251)	(286)	250	—	—	—	—	—	287	—	—
Cosan Oito S.A.	9,601,259	—	—	—	18,322	—	—	(9,619,581)	—	—	—
Cosan Global	129,764	(29,745)	2,892	—	—	—	—	—	146	103,057	—
Fundo Celeste de Investimento	—	—	10,000	—	—	—	—	480,295	—	490,295	—
Outros	31,631	1,695	(6,498)	—	(2,037)	(3)	—	—	8	24,796	—
Radar
Radar II Propriedades Agrícolas S.A.	1,241,246	89,026	(1,536)	—	—	(36,977)	—	—	—	1,291,759	—
Radar Propriedades Agrícolas S.A.	266,250	319	—	—	—	(20,387)	—	—	—	246,182	—
Nova Agrícola Ponte Alta S.A.	455,407	80,132	—	—	—	(20,033)	—	—	—	515,506	10,085
Nova Santa Bárbara Agrícola S.A.	35,942	1,738	(7,451)	—	—	(17,110)	—	—	—	13,119	—
Nova Amaralina S.A. Propriedades Agrícolas	229,289	44,611	—	—	—	(11,019)	—	—	—	262,881	3,494
Terras da Ponte Alta S.A.	98,121	6,976	—	—	—	(5,599)	—	—	—	99,498	—
Paineira Propriedades Agrícolas S.A.	231,839	18,995	—	—	—	(7,150)	—	—	—	243,684	—
Manacá Propriedades Agrícolas S.A.	226,538	19,225	—	—	—	(6,528)	—	—	—	239,235	—
Castanheira Propriedades Agrícolas S.A.	325,220	16,336	—	—	—	(7,047)	—	—	—	334,509	—
Tellus Brasil Participações S.A.	767,096	66,374	—	—	—	(20,595)	—	—	—	812,875	—
Janus Brasil Participações S.A.	1,198,363	145,278	—	—	—	(57,191)	—	—	—	1,286,450	—
Duguetiapar Empreendimentos e Participações S.A.	735	51	(548)	—	—	(41)	—	—	—	197	43
Gamiovapar Empreendimentos e Participações S.A.	143,697	6,711	—	—	—	(2,955)	—	—	—	147,453	—
Moove
Moove Lubricants Holdings	1,325,556	390,664	—	—	(24,183)	—	—	(480,295)	—	1,211,742	—
Outros	460	(24)	—	—	(19)	194	—	—	(469)	142	—
Rumo
Rumo S.A.	4,477,644	257,071	—	(13,789)	(20,225)	(516,874)	—	—	12,183	4,196,010	60,981
Total investment in subsidiaries	31,308,696	(4,656,891)	481,701	(6,124,205)	262,193	(729,315)	5,746,760	(9,619,581)	(95,500)	16,573,858	86,320
Corporativo
Pasadena Empreendimentos e Participações S.A.	—	—	—	—	—	—	—	—	(287)	(287)	—
Cosan Luxembourg S.A.	(263,722)	(107,309)	—	—	—	—	—	—	—	(371,031)	—
Total provision for uncovered liability of subsidiary	(263,722)	(107,309)	—	—	—	—	—	—	(287)	(371,318)	—
Total	31,044,974	(4,764,200)	481,701	(6,124,205)	262,193	(729,315)	5,746,760	(9,619,581)	(95,787)	16,202,540	86,320
(i)	Dividends receivable by Cosan S.A. from its subsidiaries.
(ii)	The balance of Transactions with shareholders comprises the loss on the repurchase of an ownership interest, in the amount of R$ 975,073, as disclosed in Note 2.1.6, and the effects of the preferred share agreement, totaling R$ 2,480,197.

92

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Balance as of January 1, 2024	Interest in earnings of investees	Operation discontinued	Change in ownership interest in a subsidiary	Other comprehensive income	Declared dividends	Capital increase (reduction)	Gain from capital increase in subsidiary	Other	Balance as of December 31, 2024	Dividends receivable
Rumo
Rumo S.A.	4,766,466	(291,668)	—	(3,482)	1,096	—	—	—	5,232	4,477,644	—
Cosan Corporate
Cosan Corretora de Seguros Ltda.	1,257	2,076	—	—	—	—	—	—	—	3,333	—
Cosan Nove Participações S.A.	7,810,778	(713,895)	—	—	70,053	(127,080)	92,879	—	20,574	7,153,309	—
Cosan Dez Participações S.A.	5,179,164	1,094,942	185,087	—	(113,713)	(1,667,187)	(1,397,714)	85,669	—	3,366,248	11,717
Pasadena Empreendimentos e Participações S.A.	1,452	(1,703)	—	—	—	—	—	—	—	(251)	—
Cosan Limited Partners Brasil Consultoria Ltda	278	(60)	—	—	—	—	—	—	—	218	—
Cosan OIto S.A.	10,376,283	(3,630,024)	—	—	128,299	(546,000)	3,340,000	—	(67,299)	9,601,259	—
Atlântico Participações Ltda	902,421	(84)	—	—	—	—	—	—	(902,337)	—	—
Cosan Global	119,355	10,409	—	—	—	—	—	—	—	129,764	—
Other	25,112	2,705	—	—	3,596	—	—	—	—	31,413	—
Radar
Radar II Propriedades Agrícolas S.A.	1,153,530	113,818	—	—	—	(25,518)	(584)	—	—	1,241,246	—
Radar Propriedades Agrícolas S.A.	215,346	67,872	—	—	—	(16,968)	—	—	—	266,250	—
Nova Agrícola Ponte Alta S.A.	441,821	21,574	—	—	—	(7,988)	—	—	—	455,407	—
Nova Santa Bárbara Agrícola S.A.	27,948	8,239	—	—	—	(245)	—	—	—	35,942	1,958
Nova Amaralina S.A. Propriedades Agrícolas	220,184	12,140	—	—	—	(3,035)	—	—	—	229,289	134
Terras da Ponte Alta S.A.	92,122	(4,238)	—	—	—	10,237	—	—	—	98,121	—
Paineira Propriedades Agrícolas S.A.	210,735	24,339	—	—	—	(3,235)	—	—	—	231,839	—
Manacá Propriedades Agrícolas S.A.	209,644	23,397	—	—	—	(6,503)	—	—	—	226,538	—
Castanheira Propriedades Agrícolas S.A.	331,453	(4,050)	—	—	—	(2,183)	—	—	—	325,220	—
Tellus Brasil Participações S.A.	774,837	88,508	—	—	—	(77,864)	(18,385)	—	—	767,096	5
Janus Brasil Participações S.A.	1,122,692	126,164	—	—	—	(50,493)	—	—	—	1,198,363	2
Duguetiapar Empreendimentos e Participações S.A.	17,721	1,946	—	—	—	(14,715)	(4,217)	—	—	735	—
Gamiovapar Empreendimentos e Participações S.A.	114,336	31,710	—	—	—	(2,349)	—	—	—	143,697	1
Moove
Moove Lubricants Holdings	1,626,216	275,821	—	—	60,733	(630,000)	—	—	(7,214)	1,325,556	368
Other	627	38	—	—	(205)	—	—	—	—	460	—
Total investment in subsidiaries	35,741,778	(2,740,024)	185,087	(3,482)	149,859	(3,171,126)	2,011,979	85,669	(951,044)	31,308,696	14,185
Cosan Corporate
Cosan Luxembourg S.A.	(146,276)	(220,644)		—	—	—	103,198	—	—	(263,722)	—
Total provision for uncovered liability of subsidiary	(146,276)	(220,644)	—	—	—	—	103,198	—	—	(263,722)	—
Total	35,595,502	(2,960,668)	185,087	(3,482)	149,859	(3,171,126)	2,115,177	85,669	(951,044)	31,044,974	14,185

93

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Financial information of subsidiaries:
	Balance as of December 31, 2025				Balance as of December 31, 2024
	Assets	Liabilities	Shareholders’ equity and uncovered liabilities	Net income of the year	Assets	Liabilities	Shareholders’ equity and uncovered liabilities	Net income of the year
Rumo
Rumo S.A.	53,783,093	(39,734,652)	14,048,441	865,124	50,593,026	(35,657,871)	14,935,155	(949,241)
Corporate
Cosan Corretora de Seguros Ltda	7,136	(343)	6,793	3,460	3,340	(6)	3,334	2,077
Cosan Nove Participações S.A.	7,464	(20)	7,444	(9,652,610)	9,357,768	(40,018)	9,317,750	(1,079,044)
Cosan Dez Participações S.A.	33,360,100	(25,569,501)	7,790,599	1,464,179	34,288,919	(27,301,766)	6,987,153	1,899,890
Pasadena Empreendimentos e Participações S.A.	393	(680)	(287)	(286)	493	(744)	(251)	(1,703)
Cosan Limited Partners Brasil Consultoria Ltda	163	—	163	(61)	270	(46)	224	(63)
Cosan Luxembourg S.A.	5,555,469	(5,926,500)	(371,031)	(107,310)	13,936,969	(14,200,691)	(263,722)	(220,644)
Cosan Oito S.A.	—	—	—	—	9,601,314	(49)	9,601,265	(3,630,024)
Cosan Global	103,059	—	103,059	(29,661)	129,764	—	129,764	10,409
FIP Celeste	1,623,521	(24)	1,623,497	(7)	—	—	—	—
Radar
Radar II Propriedades Agrícolas S.A.	2,647,431	(87,489)	2,559,942	168,511	2,538,744	(77,782)	2,460,962	216,787
Radar Propriedades Agrícolas S.A.	621,124	(27,202)	593,922	769	672,546	(30,208)	642,338	163,743
Nova Agrícola Ponte Alta S.A.	1,313,951	(70,270)	1,243,681	193,323	1,135,683	(36,994)	1,098,689	52,048
Nova Santa Bárbara Agrícola S.A.	34,867	(3,213)	31,654	4,194	101,749	(15,034)	86,715	19,878
Nova Amaralina S.A. Propriedades Agrícolas	681,446	(47,234)	634,212	107,625	586,164	(32,993)	553,171	29,287
Terras da Ponte Alta S.A.	249,023	(8,974)	240,049	16,831	248,938	(12,213)	236,725	(10,224)
Paineira Propriedades Agrícolas S.A.	609,793	(21,896)	587,897	45,826	578,372	(19,051)	559,321	58,717
Manacá Propriedades Agrícolas S.A.	598,736	(21,577)	577,159	46,380	565,305	(18,776)	546,529	56,445
Castanheira Propriedades Agrícolas S.A.	837,015	(29,996)	807,019	39,411	811,527	(26,920)	784,607	(9,772)
Tellus Brasil Participações Ltda	4,354,997	(202,030)	4,152,967	339,104	4,103,826	(184,744)	3,919,082	452,174
Janus Brasil Participações S.A.	7,039,221	(466,601)	6,572,620	742,242	6,394,239	(271,665)	6,122,574	644,711
Duguetiapar Empreendimentos e Participações S.A.	1,219	(215)	1,004	259	97,542	(6,969)	90,573	32,906
Gamiovapar Empreendimentos e Participações S.A.	786,294	(32,916)	753,378	34,286	617,029	(32,889)	584,140	24,170
Moove
Moove Lubricants Holdings	10,153,787	(7,740,100)	2,413,687	557,969	9,301,161	(7,410,359)	1,890,802	394,122

The following are investments in associates as of December 31, 2025, that are relevant to the Company.

94

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

b) Consolidated

	Number of shares of the investee	Investor's shares	Investor's interest
Rumo
Rhall Terminais Ltda	28,580	8,574	30.00%
Termag - Terminal Marítimo de Guarujá S.A.	500,000	100,000	20.00%
TGG - Terminal de Granéis do Guarujá S.A.	500,000	50,000	10.00%
CLI Sul S.A.	543,750,625	108,750,125	20.00%
Terminal XXXIX S.A.	14,200,000	7,100,000	50.00%
Terminal Multimodal de Grãos e Fertilizantes S.A.	111,615,803	55,807,902	50.00%
Compass
CEG Rio S.A.	1,995,022,625	746,251,086	37.41%
Companhia de Gás de Mato Grosso do Sul - Msgás	61,610,000	30,188,900	49.00%
Companhia de Gás de Santa Catarina - Scgás	10,749,497	4,407,293	41.00%

	Balance as of January 1, 2025	Interest in earnings of investees	Declared dividends	Reclassification to assets held for sale	Write-off related to the sale of a stake	Increase (decrease) of capital	Other	Balance as of December 31, 2025	Dividends receivable (i)
Rumo
Rhall Terminais Ltda	7,297	3,289	(3,000)	—	—	—	—	7,586	—
Termag - Terminal Marítimo de Guarujá S.A.	4,297	405	—	—	—	—	8	4,710	—
TGG - Terminal de Granéis do Guarujá S.A.	16,423	6,010	(6,700)	—	—	—	—	15,733	—
CLI Sul S.A.	222,791	4,415	—	—	—	(26,000)	—	201,206	—
Terminal XXXIX S.A.	—	85,201	(35,960)	60,792	—	—	—	110,033	—
Terminal Multimodal de Grãos e Fertilizantes S.A.	30,058	2,205	(524)	—	—	25,805	—	57,544	542
Compass
Companhia de Gás de Santa Catarina - Scgás	653,687	43,578	(39,918)	—	—	—	—	657,347	5,902
CEG Rio S.A.	336,792	54,704	(16,203)	—	—	—	—	375,293	14,055
Companhia de Gás de Mato Grosso do Sul - Msgás	287,476	18,000	(22,926)	—	—	—	—	282,550	14,007
Corporate
Vale S.A.	9,112,136	—	—	—	(8,892,803)	—	(219,333)	—	—
Other	7,609	2,115	—	—	—	—	(418)	9,306	—
Total	10,678,566	219,922	(125,231)	60,792	(8,892,803)	(195)	(219,743)	1,721,308	34,506
(i)	Dividends receivable by the parent companies of the subsidiaries disclosed in the table, which are consolidated in Cosan S.A.

95

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Balance as of January 1, 2024	Interest in earnings of investees	Impairment loss in an associate	Declared dividends	Reclassification to assets held for sale	Write-off related to the sale of a stake	Business combinations	Capital increase	Other	Balance as of December 31, 2024	Dividends receivable (i)
Rumo
Rhall Terminais Ltda	6,170	2,335	—	(1,208)	—	—	—	—	—	7,297	—
Termag - Terminal Marítimo de Guarujá S.A.	6,018	(1,721)	—	—	—	—	—	—	—	4,297	—
TGG - Terminal de Granéis do Guarujá S.A.	15,960	7,463	—	(7,000)	—	—	—	—	—	16,423	—
CLI Sul S.A.	217,738	17,953		(12,900)			—	—	—	222,791	—
Terminal XXXIX S.A.	66,415	14,247	—	(19,870)	(60,792)	—	—	—	—	—	—
Terminal Multimodal de Grãos e Fertilizantes S.A	—	78	—	(20)	—	—	—	30,000	—	30,058	17
Compass
Companhia Paranaense de Gás - Compagás	403,532	27,656	—	(18,209)	—	—	(413,271)	—	292	—	—
Companhia de Gás de Santa Catarina - Scgás	640,332	46,179	—	(32,824)	—	—	—	—	—	653,687	5,495
CEG Rio S.A.	288,386	66,796	—	(18,390)	—	—	—	—	—	336,792	16,426
Companhia de Gás de Mato Grosso do Sul - Msgás	297,874	13,856	—	(24,254)	—	—	—	—	—	287,476	—
Norgás S.A.	—	—	—	—	—	—	—	—	—	—	7,425
Corporate
Vale S.A	15,662,485	1,524,327	(4,672,396)	(1,041,100)	—	(2,462,833)	—	—	101,653	9,112,136	78,509
Other	6,459	(138)	—	—	—	—	—	—	1,288	7,609	—
Total	17,611,369	1,719,031	(4,672,396)	(1,175,775)	(60,792)	(2,462,833)	(413,271)	30,000	103,233	10,678,566	107,872
(i)	Dividends receivable by the parent companies of the subsidiaries disclosed in the table, which are consolidated in Cosan S.A.
Financial information of associates:
	Balance as of December 31, 2025				Balance as of December 31, 2024
	Assets	Liabilities	Shareholders’ equity and uncovered liabilities	Net income of the year	Assets	Liabilities	Shareholders’ equity and uncovered liabilities	Net income of the year
Rumo
Rhall Terminais Ltda.	38,850	(9,584)	29,266	11,108	26,500	(10,150)	16,350	7,987
Elevações Portuárias S.A.	2,348,302	(1,700,137)	648,165	34,087	2,183,550	(1,390,465)	793,085	66,042
Termag - Terminal Marítimo de Guarujá S.A.	255,599	(232,054)	23,545	1,413	280,950	(259,472)	21,478	(13,329)
TGG - Terminal de Granéis do Guarujá S.A.	221,055	(56,784)	164,271	62,033	233,962	(69,789)	164,173	68,477
Terminal XXXIX S.A.	523,560	(266,495)	257,065	105,416	—	—	—	—
Terminal Multimodal de Grãos e Fertilizantes S.A.	121,868	(6,777)	115,091	4,411	61,002	(1,032)	59,970	146
Compass
Companhia de Gás de Santa Catarina - Scgás	1,094,185	(211,015)	883,170	158,274	1,127,032	(328,564)	798,468	162,847
CEG Rio S.A.	1,412,608	(566,497)	846,111	145,032	1,695,573	(953,322)	742,251	184,905
Companhia de Gás de Mato Grosso do Sul - Msgás	341,407	(149,979)	191,428	49,532	378,691	(197,859)	180,832	37,640
Cosan Corporate
Vale S.A.	—	—	—	—	455,316,000	(248,544,000)	206,772,000	31,592,000
96

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

9.2 Acquisition of subsidiaries

Accounting policy:

Business combinations are accounted for using the acquisition method. The consideration transferred in the acquisition is measured at fair value, calculated as the sum of the fair values of the assets transferred by the Company on the acquisition date, the liabilities incurred by the Company in relation to the former controlling shareholders of the acquired entity and the equity interests issued by the Company in exchange for control of the acquired entity. Acquisition-related costs are recognized in profit or loss as incurred.

The consideration transferred does not include amounts relating to the payment of pre-existing relationships. These amounts are generally recognized in the income statement.

In determining whether a set of activities and assets constitutes a business, the Company assesses whether the set of assets and activities acquired includes at least one input and one substantive process that together contribute significantly to the ability to generate output.

On the acquisition date, identifiable assets acquired and liabilities assumed are recognized at fair value on that date, except for:

•Deferred tax assets or liabilities and assets and liabilities related to employee benefit arrangements, which are recognized and measured in accordance with IAS 12 and IAS 19;

•Share-based payment plans held by the acquiree's employees that need to be replaced (plan replacement). All or part of the new replacement plan amount issued by the Company is included in the measurement of the consideration transferred in the business combination. This determination is based on the fair value of the replacement plan compared to the fair value of the acquiree's share-based payment plan and to the extent that this replacement plan relates to services rendered prior to the combination; and

•Assets classified as held for sale, in accordance with IFRS 5, which are measured in accordance with this standard.

When measuring fair values, valuation techniques are used which consider market prices for similar items, discounted cash flow, among others.

Initially, goodwill is measured as the excess of the consideration transferred over the net assets acquired (identifiable assets acquired, net of liabilities assumed). If the consideration is less than the fair value of the net assets acquired, the difference must be recognized in profit or loss as a gain on a bargain purchase.

After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, as of the acquisition date, allocated to each of the Company's cash-generating units that are expected to benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquiree are attributed to these units.

When goodwill is part of a cash-generating unit and a portion of that unit is disposed of, the goodwill associated with the portion disposed of must be included in the cost of the transaction when determining the gain or loss on disposal. The goodwill disposed of in these circumstances is determined on the basis of the proportional values of the portion disposed of in relation to the cash-generating unit held.

Upon disposal of the cash‑generating unit, the carrying amount of the allocated goodwill is included in the determination of the gain or loss on disposal.

When the consideration transferred by the Company in a business combination includes a contingent consideration agreement, the contingent consideration is measured at fair value on the acquisition date and included in the consideration transferred in the business combination. Changes in the fair value of contingent consideration classified as measurement period adjustments are adjusted retroactively, with corresponding adjustments to goodwill. Measurement period adjustments correspond to adjustments resulting from additional information obtained during the “measurement period” (which cannot be longer than one year from the acquisition date), related to facts and circumstances existing on the acquisition date.

Subsequent accounting for changes in the fair value of contingent consideration not classified as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration classified as equity is not remeasured on subsequent disclosure dates, and its settlement is recorded in equity. The other contingent consideration amounts (liabilities or derivatives) are remeasured at fair value at each reporting date, with changes recognized in profit or loss.

When a business combination is carried out in stages, the interest previously held by the Company in the acquiree is remeasured to its fair value on the acquisition date, and the corresponding gain or loss, if any, is recognized in profit or loss. The values of the interests in the acquired entity prior to the acquisition date, previously recognized in “Other comprehensive income”, are reclassified to profit or loss, to the extent that such treatment would have been appropriate if the interest had been sold.

97

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

As this is a fair value measurement, if new information obtained within one year of the acquisition date about the facts and circumstances that existed on the acquisition date indicates adjustments to the aforementioned amounts or any additional provisions that existed on the acquisition date, the accounting for the acquisition will be reviewed. Management expects that only the measurement of intangible assets will have any impact on this assessment.

Contingent Liabilities recognized in a business combination

Contingent liabilities acquired in a business combination are initially measured at fair value on the acquisition date. At year-end, these contingent liabilities are measured at the higher of:

•          the amount that would be recognized in accordance with IAS 37 (CPC 25); and

•          the amount initially recognized, less the accumulated amortization of revenue recognized in accordance with IFRS 15 (CPC 47).

DIPI Holding Ltda.

On January 2, 2025, the subsidiary Cosan Lubricants e Especialidades S.A. (“CLE”) completed the acquisition of 100% of the shares of DIPI Holding Ltda. and its subsidiaries (“Grupo PAX”) for a total amount of R$ 329,006. Of this amount, R$ 232,886 was paid on the transaction date, and the remaining balance of R$ 96,120 will be settled in two installments, on the first and second anniversaries of the acquisition. The cash effect on the consolidated results was R$ 213,086, net of the acquired company's cash on the acquisition date.

The first installment is fixed, while the second installment constitutes an earn-out and is subject to adjustments according to the variation in EBITDA between the closing date and the respective reporting periods. If the consolidated EBITDA is lower than the basis EBITDA adjusted for the IPCA variation in the period, the sellers will receive a proportionally reduced amount. Furthermore, the second installment may be increased if the following conditions occur cumulatively: (i) the first installment is subject to a negative adjustment; (ii) the adjustment value of the second installment is positive; and (iii) the EBITDA of the first period was equal to or greater than 70% of the basis EBITDA , adjusted for the IPCA variation calculated between the closing date and the reporting date, respecting the maximum value of R$ 100 million for the total of the installments.

The acquisition was accounted for using the acquisition method, in accordance with IFRS 3 / CPC 15 – Business Combinations. The significant accounting policies applied include the recognition and measurement of the identifiable assets acquired and liabilities assumed at their fair value at the acquisition date.

The PAX Group, headquartered in Brazil, operates primarily in the production and marketing of greases and lubricating oils, as well as the manufacture of plastic packaging for the lubricants market. The acquisition's main objectives were:

•	Increasing synergies in supply chain planning;
•	Expanding the product portfolio through product mix diversification;
•	Access to the packaging market is considered strategic;
•	Incorporation of technical knowledge in grease technologies and applications.
As of December 31, 2025, the fair value of the identifiable assets acquired totaled R$127,867, allocated as follows:
•	Customers Portfolio: R$ 57,808. The fair value was determined using the Multi-Period Excess Earnings Method (MPEEM), which considered a five-year sales history and the customer churn rate to estimate the retention rate. basis on these assumptions, discounted cash flows were calculated to determine the fair value adjustment.
•	Trademarks and Patents: R$13,254. The fair value was determined using the Royalty Relief method, which was based on royalty rates charged by comparable companies (peers) in the market (1.5%) to estimate the royalty payments avoided as a result of the acquired trademark, discounted to present value.
•	Inventories: R$ 2,794. fair value was determined basis a market approach.
•	Property plant and equipment: R$ 54,011. The fair value was assessed basis on replacement cost.

On the acquisition date, a preliminary goodwill of R$236,469 was recognized, representing the expected future economic benefits arising from synergies and other intangible factors not individually identifiable. The goodwill balance as of December 31, 2025, with the final allocation of the valuation report, became R$226,740, with changes in the fair value allocations in fixed assets and customer portfolio.

From the acquisition date until December 31, 2025, the consolidated income statement includes revenues and net income generated by the PAX Group in the amounts of R$ 483,435 and R$ 47,950, respectively.

Both the fair value and the gross contractual value of the acquired receivables total R$ 18,408. The Company does not expect significant losses from the non-realization of these receivables.

98

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The table below summarizes the values of the assets acquired and liabilities assumed on the acquisition date:

Transferred consideration
Cash transfer - on the closing date	232,886
Remaining installments	50,000
Earn-out	46,120
Transferred consideration	329,006

Identifiable assets acquired and liabilities assumed
Cash and cash equivalents	2,400
Trade receivables	18,408
Inventories	36,576
Other recoverable taxes	9,965
Property plant and equipment	91,239
Goodwill	226,740
Intangible assets (Except goodwill)	71,062
Other credits	18,583
Loans, borrowings and debentures	(77,002)
Trade payables	(7,444)
Other current liabilities	(18,046)
Deferred tax liabilities	(43,475)
Net assets acquired	329,006
Cash received	(2,400)
Consideration transferred, net of cash acquired	326,606

99

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

9.3 Non-controlling interest in subsidiaries

Accounting policy:

Non-controlling interests in subsidiaries are presented separately from the parent company's interest in consolidated equity. Non-controlling interests that represent equity interests and entitle their holders to a proportionate share of the entity's assets in the event of liquidation may be measured initially at fair value or based on the proportionate share of the acquired entity's identifiable net assets attributable to non-controlling interests. The choice of measurement method is made on a transaction-by-transaction basis. Other types of non-controlling interests are initially measured at fair value. After the acquisition, the book value of the non-controlling interests is determined by the value of these interests at initial recognition, adjusted by the portion of subsequent changes in the subsidiary's equity attributable to the non-controlling interests.

The result and each component of other comprehensive income are attributed to the Company's owners and to the non-controlling interests. The total comprehensive income of subsidiaries is attributed to the Company's owners and non-controlling interests, even if this results in a negative balance for non-controlling interests.

The following is a summary of financial information for each subsidiary that holds non-controlling interests relevant to the group. The figures disclosed for each subsidiary are before eliminations between companies.

	Shares issued by the subsidiary	Non-controlling interests	Non-controlling interest
Radar
Tellus Brasil Participações S.A.	106,907,867	42,664,607	80.00%
Janus Brasil Participações S.A.	286,370,051	112,905,168	80.00%
Duguetiapar Empreendimentos e Participações S.A.	35,988	14,256	80.00%
Gamiovapar Empreendimentos e Participações S.A.	12,132,621	4,785,951	80.00%
Radar Propriedades Agrícolas S.A.	737,500	431,806	50.00%
Nova Agrícola Ponte Alta S.A.	160,693,378	94,085,973	50.00%
Terras da Ponte Alta S.A.	16,066,329	9,406,835	50.00%
Nova Santa Bárbara Agrícola S.A.	14,360,726	8,408,205	50.00%
Nova Amaralina S.A.	30,603,159	17,918,149	50.00%
Paineira Propriedades Agrícolas S.A.	132,667,061	77,676,564	50.00%
Manacá Propriedades Agrícolas S.A.	126,200,853	73,890,599	50.00%
Castanheira Propriedades Agrícolas S.A.	83,850,938	49,094,724	50.00%
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,110	50.00%
Rumo
Rumo S.A.	1,858,828,617	1,296,299,127	69.69%
Moove
Moove Lubricants Holdings	34,963,764	17,446,918	49.90%
Corporativo
Cosan Nove Participações S.A.	7,663,761,736	975,404,073	33.84%
Cosan Limited Partners Brasil Consultoria Ltda.	160,000	3,000	1.87%

100

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The following table presents a summary of information relating to each of the Company's subsidiaries that have significant non-controlling interests, prior to any intra-group eliminations.

	Balance as of January 1, 2025	Interest in earnings of investees	Capital increase (reduction)	Other comprehensive income	Dividends	Transaction with shareholders	Other	Balance as of December 31, 2025
Compass
Companhia de Gás de São Paulo - COMGÁS	26,637	12,602	—	(387)	(10,266)	—	—	28,586
Commit Gás S.A.	1,357,447	159,444	—	182	(117,068)	—	—	1,400,005
Companhia Paranaense de Gás - COMPAGAS	460,508	8,707	—	372	(21,359)	—	—	448,228
Biometano Verde Paulínia S.A.	238,239	(4,803)	—	—	—	—	—	233,436
Compass Gás e Energia	557,943	154,050	—	4,208	(77,052)	—	—	639,149
Rumo
Rumo S.A.	10,457,452	608,363	(5,692)	(46,468)	(1,191,051)	12,921	16,904	9,852,429
Moove
Moove Lubricants Holdings	566,991	167,574	—	(10,364)	—	—	(2,621)	721,580
Corporate
Cosan Limited Partners Brasil Consultoria Ltda	5	(46)	—	—	—	—	46	5
Cosan Nove Participações S.A.	2,164,445	(3,266,444)	89,084	54,812	(331,000)	1,286,270	3,779	946
Cosan Dez Participações S.A.	980,133	523,508	35,639	7,161	(623,592)	(922,798)	(51)	—
Radar
Janus Brasil Participações S.A.	5,051,050	590,091	—	—	(232,534)	—	(178,814)	5,229,793
Tellus Brasil Participações S.A.	3,124,858	269,831	—	—	(83,738)	—	(6,370)	3,304,581
Gamiovapar Empreendimentos e Participações S.A.	591,606	27,282	—	—	(12,015)	—	(7,432)	599,441
Duguetiapar Empreendimentos e Participações S.A.	(2,338)	207	(2,228)	—	(167)	—	5,327	801
Radar II Propriedades Agrícolas S.A.	1,176,870	89,026	(1,536)	—	(36,977)	—	64,376	1,291,759
Radar Propriedades Agrícolas S.A.	255,348	319	—	—	(20,387)	—	10,902	246,182
Nova Agrícola Ponte Alta S.A.	430,599	80,132	—	—	(20,033)	—	24,808	515,506
Nova Santa Bárbara Agrícola S.A.	205,827	1,738	(7,451)	—	(17,110)	—	(169,885)	13,119
Nova Amaralina S.A. Propriedades Agrícolas	38,998	44,611	—	—	(11,019)	—	190,291	262,881
Terras da Ponte Alta S.A.	90,250	6,976	—	—	(5,599)	—	7,871	99,498
Paineira Propriedades Agrícolas S.A.	220,407	18,995	—	—	(7,150)	—	11,432	243,684
Manacá Propriedades Agrícolas S.A.	216,478	19,225	—	—	(6,528)	—	10,060	239,235
Castanheira Propriedades Agrícolas S.A.	284,845	16,336	—	—	(7,047)	—	40,426	334,560
Total	28,494,598	(472,276)	107,816	9,516	(2,831,692)	376,393	21,049	25,705,404

101

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Balance as of January 1, 2024	Interest in earnings of investees	(Reduction) Capital increase	Disposal of assets held for sale	Other comprehensive income	Dividends	Business combination	Other	Balance as of December 31, 2024
Compass
Companhia de Gás de São Paulo - COMGÁS	32,145	14,726	—	—	—	(20,680)	—	446	26,637
Commit Gás S.A.	1,562,500	138,356	—	—	—	(456,045)	112,401	235	1,357,447
Norgás S.A.	372,030	—	—	(372,030)	—	—	—	—	—
Companhia Paranaense de Gás - COMPAGAS	—	1,569	—	—	—	(3,446)	462,197	188	460,508
Biometano Verde Paulínia S.A.	237,981	1,228	—	—	—	(970)	—	—	238,239
Compass Gás e Energia	790,672	235,988	(179,999)	—	(19,254)	(269,808)	—	344	557,943
Rumo
Rumo S.A.	11,104,589	(657,631)	—		904	(6,676)	—	16,266	10,457,452
Moove
Moove Lubricants Holdings	695,848	118,209	—	—	26,028	(270,000)	—	(3,094)	566,991
Corporate
Cosan Limited Partners Brasil Consultoria Ltda	7	(2)	—	—	—	—	—	—	5
Cosan Nove Participações S.A.	2,567,019	(365,149)	34,202		25,796	(105,000)	—	7,577	2,164,445
Cosan Dez Participações S.A.	1,512,041	501,890	(396,395)	—	(34,229)	(603,022)	—	(152)	980,133
Radar
Janus Brasil Participações S.A.	4,743,201	513,119	—	—	—	(205,270)	—	—	5,051,050
Tellus Brasil Participações S.A.	3,156,328	359,813	(74,741)	—	—	(316,542)	—	—	3,124,858
Gamiovapar Empreendimentos e Participações S.A.	472,244	128,911	—	—	—	(9,549)	—	—	591,606
Duguetiapar Empreendimentos e Participações S.A.	66,715	7,911	(17,143)	—	—	(59,821)	—	—	(2,338)
Radar II Propriedades Agrícolas S.A.	1,089,154	113,818	(584)	—	—	(25,518)	—	—	1,176,870
Radar Propriedades Agrícolas S.A.	204,444	67,872	—	—	—	(16,968)	—	—	255,348
Nova Agrícola Ponte Alta S.A.	417,013	21,574	—	—	—	(7,988)	—	—	430,599
Nova Amaralina S.A. Propriedades Agrícolas	29,893	12,140	—	—	—	(3,035)	—	—	38,998
Nova Santa Bárbara Agrícola S.A.	197,833	8,239	—	—	—	(245)	—	—	205,827
Terras da Ponte Alta S.A.	84,251	(4,238)	—	—	—	10,237	—	—	90,250
Paineira Propriedades Agrícolas S.A.	199,303	24,339	—	—	—	(3,235)	—	—	220,407
Manacá Propriedades Agrícolas S.A.	199,584	23,397	—	—	—	(6,503)	—	—	216,478
Castanheira Propriedades Agrícolas S.A.	291,078	(4,050)	—	—	—	(2,183)	—	—	284,845
Total	30,025,873	1,262,029	(634,660)	(372,030)	(755)	(2,382,267)	574,598	21,810	28,494,598

102

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Summary of balance sheet:

	Cosan Dez		Cosan Nove		Moove		Rumo		Radar
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Current
Asset	369,391	1,590,825	7,463	46,918	707,281	31,765	1,240,600	3,451,323	461,016	559,288
Liabilities	(15,290)	(1,336,052)	(19)	(40,018)	—	—	(1,474,294)	(1,267,586)	(127,550)	(137,056)
Current assets, net	354,101	254,773	7,444	6,900	707,281	31,765	(233,694)	2,183,737	333,466	422,232

Non-current
Asset	4,687,097	4,091,608	—	9,310,850	1,712,927	1,858,568	25,766,338	23,288,895	18,401,988	17,179,276
Liabilities	—	—	—	—	—	—	(11,690,002)	(10,741,388)	(861,011)	(602,315)
Non-current assets, net	4,687,097	4,091,608	—	9,310,850	1,712,927	1,858,568	14,076,336	12,547,507	17,540,977	16,576,961

Shareholders’ equity	5,041,198	4,346,381	7,444	9,317,750	2,420,208	1,890,333	13,842,642	14,731,244	17,874,443	16,999,193

Statements of profit or loss and other comprehensive income summarized:

	Cosan Dez		Cosan Nove		Moove		Rumo		Radar
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Net revenue	—	—	—	—	—	—	890,149	1,064,286	653,785	1,441,809
Income before taxes	1,135,176	1,556,754	(9,652,455)	(1,078,773)	564,041	394,309	1,003,776	(863,209)	1,847,428	1,936,036
Income tax	(998)	(15,863)	(155)	(271)	—	—	(156,718)	(96,038)	(186,368)	(130,285)
Net income of the year	1,134,178	1,540,891	(9,652,610)	(1,079,044)	564,041	394,309	847,058	(959,247)	1,661,060	1,805,751
Other comprehensive income	25,575	(122,246)	161,974	76,229	(34,547)	86,760	(66,559)	1,300	—	—
Comprehensive results	1,159,753	1,418,645	(9,490,636)	(1,002,815)	529,494	481,069	780,499	(957,947)	1,661,060	1,805,751

Comprehensive income assigned to non-controlling shareholders	7,161	(34,229)	54,812	25,796	(10,364)	26,028	(46,468)	904	—	—
Dividends paid	(623,592)	(1,667,187)	(371,000)	—	—	(900,000)	(1,500,000)	(170,817)	(649,721)	(917,530)

103

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Summary of cash flow statements:

	Cosan Dez		Cosan Nove		Moove		Rumo		Radar
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Cash generated (used) in operational activities	3,338	35,059	356	3,390	(275)	(3,079)	395,605	469,310	530,012	999,607
Cash generated (used) from investing activities	1,772,130	2,366,296	39,751	63,262	—	896,369	(467,632)	(487,467)	127,393	22,667
Cash (used) generated in financing activities	(1,790,000)	(2,770,208)	(40,000)	(65,000)	—	(900,000)	(1,532,108)	(692,256)	(670,833)	(1,029,179)
Decrease of cash and cash equivalents	(14,532)	(368,853)	107	1,652	(275)	(6,710)	(1,604,135)	(710,413)	(13,428)	(6,905)

Cash and cash equivalents at the beginning of the fiscal year	17,409	386,262	3,461	1,809	803	1,858	2,403,629	3,114,042	33,041	39,946
Effect of foreign exchange variation on the cash and cash equivalents balance	—	—	—	—	88	5,655	—	—	—	—
Cash and cash equivalents at the end of the year	2,877	17,409	3,568	3,461	616	803	799,494	2,403,629	19,613	33,041
10. Investment in joint ventures

Accounting policy:

A joint venture is an agreement whereby the parties that have joint control of the agreement have rights to the net assets of the agreement.

The Company has an investment in a joint venture shown in the statement of financial position as the share of net assets under the equity method of accounting, less any impairment losses. If applicable, adjustments are made to align any different accounting policies that may exist. The Company’s share of the results and shareholder’s equity of the joint venture is included in the statement of profit or loss and other comprehensive income statement of changes in equity, respectively. Unrealized gains and losses resulting from transactions between the Company and its joint venture are eliminated to the extent of the Company’s investment in the joint venture, except where unrealized losses provide evidence of an impairment of the transferred asset. Goodwill arising from the acquisition of joint venture is included as part of the Company’s investment in the joint venture and, when necessary, the carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount (whichever is higher between the value in use and fair value less costs of disposal) with its carrying amount.

The investment in joint venture is considered as non-current assets and are shown at cost less any impairment losses.

When an investment in a joint venture is classified as held for sale, it is accounted for in accordance with IFRS 5/ CPC 31.

104

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The movements in the parent company's investments in its joint venture were as follows:

	Raízen S.A.	Radar Gestão de Invest. S.A.	Total
Shares issued by the joint ventures	10,352,509,484	24,800,000
Shares held by Cosan	517,625,474	12,400,000
Cosan ownership interest	5.00%	50.00%

Balance as of January 1, 2024	1,320,592	—	1,320,592
Interest in earnings of joint ventures	(138,430)	(3,731)	(142,161)
Other comprehensive income and other	15,897	—	15,897
Capital increase	—	12,337	12,337
Dividends	(13,593)	—	(13,593)
Balance as of January 1, 2025	1,184,466	8,606	1,193,072
Interest in earnings of joint ventures	(1,228,333)	3,807	(1,224,526)
Other comprehensive income and other	43,867	—	43,867
Dividends	—	(904)	(904)
Balance as of December 31, 2025	—	11,509	11,509

The movements in investments in joint venture in the consolidated financial statements were as follows:

	Raízen S.A. (i)	Alvorada Terminal S.A.	Radar Gestão de Invest. S.A.	Total
Shares issued by the joint venture	10,352,509,484	134,936,162	24,800,000
Shares held by Cosan	4,557,597,117	67,468,081	12,400,000
Cosan ownership interest	5.00%	50.00%	50.00%
Percentage of indirect interest (Cosan Nove)	25.84%	—	—
Total	30.84%	50.00%	50.00%

Balance as of January 1, 2024	11,693,876	48,566	—	11,742,442
Interest in losses of joint ventures	(1,218,804)	(7,445)	(3,731)	(1,229,980)
Other comprehensive income and other	139,892	—	—	139,892
Capital increase	—	—	12,337	12,337
Dividends	(119,647)	—	—	(119,647)
Balance as of December 31, 2024	10,495,317	41,121	8,606	10,545,044
Interest in (losses) earnings of joint ventures (Note 2.1.11)	(10,881,556)	(7,274)	3,807	(10,885,023)
Other comprehensive income and other	386,239	—	—	386,239
Dividends	—	—	(904)	(904)
Capital increase	—	15,000	—	15,000
Balance as of December 31, 2025	—	48,847	11,509	60,356

Raízen S.A.

(i)The Company's total stake in Raízen S.A. is comprised of a 5.00% direct stake and a 39.06% indirect stake through Cosan Nove. The disclosed percentage of 25.84% refers to the economic benefit, calculated from the result of Cosan S.A.'s stake in its subsidiary Cosan Nove (66.16%), multiplied by the indirect stake of 39.06%. In the Company's consolidated information, direct and indirect stakes are added together, and the impact related to non-controlling shareholders' stake in Cosan Nove is presented in the line item for income attributable to non-controlling shareholders.

Because the investment was reduced to zero, the unrecognized portion of losses from the investment in Raízen S.A. was R$ 712,152.

The balance sheet and income statement of the joint venture entity Raízen S.A. are disclosed in Note 4 – Segment information.

As of December 31, 2025, the Company was in compliance with the covenants of the agreement governing the joint venture.

105

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

11. Property, plant and equipment, intangible assets and goodwill, contract assets, right-of-use assets, investment properties  and impairment loss

Accounting policy:

Impairment

The recoverable amount is determined through value in use calculations, using the discounted cash flow determined by Management based on budgets that take into account the assumptions related to each business, using information available in the market and past performance. Discounted cash flows were prepared over a ten-year period and carried forward in perpetuity. Management understands the use of periods greater than five years in the preparation of discounted cash flows is appropriate for the purpose of calculating the recoverable amount, because it reflects the estimated time of use of the asset and of the business groups.

The Company reviews impairment indicators for intangible assets with defined useful lives and fixed assets on an annual basis. In addition, goodwill and intangible assets with an indefinite useful life are subjected to an impairment test. An impairment occurs when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the greater of its fair value less costs to sell and its value in use.

The assumptions used in discounted cash flow projections - estimates of future business performance, cash generation, long-term growth, and discount rates - are utilized in our assessment of impairment of assets as of the date of the financial position. The primary assumptions used to determine the recoverable value of the various cash-generating units to which goodwill is allocated are described in the following section.

11.1 Property, plant and equipment

Accounting policy:

Recognition and measurement

Property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

Subsequent expenditures are only capitalized when it is probable that the associated future economic benefits will accrue to the company. Ongoing repairs and maintenance expenses are recorded as they are incurred.

Borrowing costs directly attributable to the acquisition, construction, or production of qualifying assets are capitalized to the cost of those assets until the date they are ready for their intended use or sale. Qualifying assets are those that necessarily require a substantial period of time to get ready for use or sale.

When borrowings at variable interest rates are used to finance a qualifying asset and designated in an effective cash flow hedge of interest rate risk, the effective portion of the derivative is recognized in other comprehensive income and reclassified to profit or loss when the qualifying asset affects profit or loss. When borrowings at fixed interest rates are used to finance a qualifying asset and designated in an effective fair value hedge of interest rate risk, the capitalized borrowing costs reflect the hedged interest rate.

 Property, plant and equipment are depreciated from the date they are available for use or, in the case of constructed assets, from the date the asset is completed and ready for use.

Depreciation is calculated based on the carrying amount of property, plant and equipment, net of estimated residual values, using the straight-line method over the asset’s estimated useful life. Depreciation expense is recognized in profit or loss, unless it is capitalized as part of the cost of another asset. Land is not depreciated.

Methods of depreciation, such as useful lives and residual values, are reviewed at the end of each fiscal year or when there is a significant change without an expected consumption pattern, such as a relevant incident or technical obsolescence. If applicable, any adjustments are recorded as changes to accounting estimates.

 Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Buildings and improvements	2% - 18%
Machinery, equipment and facilities	3% - 33%
Freight cars	2.9% - 6%
Locomotives	3.3% - 8%
Permanent ways	3% - 4%
Furniture and utensils	10% - 15%
Computer equipment	20%
Other	10% - 20%

106

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

a) Reconciliation of carrying amount:
	Consolidated							Parent Company
	Land, buildings and improvements	Machines, equipment and installations	Wagons and locomotives	Permanent railways	Construction in progress	Other assets	Total	Total
Cost
Balance as of January 1, 2024	2,217,585	2,099,263	8,698,521	12,852,330	4,785,955	738,737	31,392,391	83,446
Additions	5,626	3,787	—	—	6,673,050	4,657	6,687,120	7,523
Write-offs	(9,310)	(81,099)	(519,465)	(209,845)	(11,116)	(46,538)	(877,373)	(24)
Transfers	299,824	1,823,557	997,886	1,171,698	(4,371,472)	48,655	(29,852)	(16)
Exchange differences	—	—	—	—	(6,155)	—	(6,155)	—
Impairment	54,373	101,257	—	—	10,534	67,187	233,351	—
Balance as of December 31, 2024	2,568,098	3,946,765	9,176,942	13,814,183	7,080,796	812,698	37,399,482	90,929
Additions	4,433	19,031	—	—	6,804,853	2,789	6,831,106	6,354
Write-offs	(36,980)	(183,846)	(217,586)	(5,729)	(82,843)	(82,330)	(609,314)	—
Transfers (i)	(3,282)	543,847	1,813,920	1,771,884	(3,385,532)	(229,193)	511,644	(753)
Exchange differences	(23,278)	(43,258)	—	—	(6,566)	(30,377)	(103,479)	—
Business combination	69,516	40,808	—	—	29	7,398	117,751	—
Balance as of December 31, 2025	2,578,507	4,323,347	10,773,276	15,580,338	10,410,737	480,985	44,147,190	96,530
Depreciation
Balance as of January 1, 2024	(626,951)	(907,235)	(3,866,953)	(4,510,495)	(13,379)	(227,404)	(10,152,417)	(43,629)
Additions	(57,606)	(222,846)	(627,303)	(938,312)	—	(66,861)	(1,912,928)	(8,269)
Transfers	4,041	73,206	457,597	5,099	—	37,199	577,142	7
Write-offs	5,401	(6,881)	(23,170)	—	—	2,182	(22,468)	—
Exchange differences	(15,028)	(41,044)	—	—	—	(35,840)	(91,912)	—
Impairment	—	(213,621)	(891,604)	(1,267,439)	(401,513)	(3,706)	(2,777,883)	—
Balance as of December 31, 2024	(690,143)	(1,318,421)	(4,951,433)	(6,711,147)	(414,892)	(294,430)	(14,380,466)	(51,891)
Additions	(67,006)	(310,324)	(685,250)	(754,132)	—	(57,186)	(1,873,898)	(14,336)
Write-offs	29,568	139,817	233,214	(49,980)	—	57,967	410,586	—
Transfers (i)	4,802	5,121	(438,372)	55,882	—	387	(372,180)	—
Exchange differences	5,693	16,857	—	—	—	15,507	38,057	—
Impairment	(64,945)	(109,882)	(197,843)	(513,152)	(287,603)	(139)	(1,173,564)	—
Balance as of December 31, 2025	(782,031)	(1,576,832)	(6,039,684)	(7,972,529)	(702,495)	(277,894)	(17,351,465)	(66,227)

Balance as of December 31, 2024	1,877,955	2,628,344	4,225,509	7,103,036	6,665,904	518,268	23,019,016	39,038
Balance as of December 31, 2025	1,796,476	2,746,515	4,733,592	7,607,809	9,708,242	203,091	26,795,725	30,303

(i)	The remaining balance in the transfers line includes the amount of R$ 105,029 for recoverable taxes, R$ 69,881 for intangible assets, and R$ 314,374 from right-of-use.
b) Capitalization of borrowing costs:
In the fiscal year ended December 31, 2025, borrowing costs capitalized by the subsidiary Rumo totaled R$ 367,598, at an average rate of 14.73% (R$ 95,138 and 11.80% p.a. as of December 31, 2024), while its indirect subsidiary Biometano capitalized R$ 22,262 at a weighted average annual rate of 7.69% (R$ 39,617 and 7.36% in the fiscal year ended December 31, 2024 through its indirect subsidiary TRSP).

107

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

11.2 Intangible assets and goodwill

Accounting policy:

a)Goodwill

Goodwill is initially recognized and measured in accordance with Note 9.2.

Goodwill is not amortized, but it is tested for impairment at least annually. For the purposes of impairment testing, goodwill is allocated to each of the Company’s cash-generating units (or groups of cash-generating units) that are expected to benefit from the synergies of the business combination. The cash-generating units to which goodwill has been allocated are tested annually for impairment, or more frequently when there is an indication that the unit may be impaired.

If the recoverable amount of the cash-generating unit is lower than its carrying amount, the impairment loss is first allocated to reduce the carrying amount of the goodwill allocated to the unit and then to the other assets of the unit, on a pro rata basis according to their carrying amounts. Impairment losses on goodwill cannot be reversed in subsequent periods.

b) Other intangible assets

Other acquired intangible assets with a short useful life are measured at cost, less accumulated amortization and any accumulated impairment losses.

c)Customer relationships

The subsidiaries in the Gas Distribution segment have made investments to enable customers to connect to the gas distribution network, which is necessary to allow natural gas to be supplied from the existing network.

The costs associated with the customer portfolio and right-of-use and operation contracts are considered as intangible assets and amortized over the contract's term.

d)Concession Rights

Some subsidiaries of the Cosan group have public concession contracts for the gas distribution service in which the Granting Authority controls which services will be provided and the price, in addition to holding significant participation in the infrastructure at the end of the concession. These concession contracts represent the right to charge users for gas supply during the contract term. Thus, the subsidiaries recognize this right as an intangible.

The assets acquired or constructed underlying the concession necessary for the distribution of gas are amortized to correspond to the period in which the future economic benefits of the asset are expected to be reverted to the subsidiaries, or the final term of the concession, whatever happens first. This period reflects the economic life of each of the underlying assets that make up the concession. This economic service life is also used by regulatory bodies to determine the basis of measurement of the tariff for the provision of the services object of the concession.

The amortization is recognized by the linear method and reflects the expected standard for the use of future economic benefits, which corresponds to the useful life of the assets that make up the infrastructure according to the provisions of the regulatory body.

The amortization of assets is discontinued when the respective asset is used or downloaded in full and is no longer included in the basis of calculation of the tariff for the provision of concession services, whichever occurs first.

e)Railway Concession Rights

Railway concession rights were fully allocated to the Rumo Malha Norte concession and amortized in a straight-line basis until the end of the concession in 2079.

f)Port authorization and license

The license that authorizes the installation of a private port terminal, with no expiration date as long as the property is used for this purpose.

Use and operation right contracts arising from business combinations are initially recognized as intangible assets at fair value and amortized over the term of the contract.

g)Supply Contracts

The subsidiary Biometano Verde Paulínia has entered into a purchase and sale agreement for biogas produced at the Paulínia landfill, where the purification plant is located. The contract has a term of 20 years, and its amortization is conditional upon the commencement date of operations.

108

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

h)Amortization

Except for goodwill and intangible assets with indefinite useful life, intangible assets are amortized using a straight-line method over their estimated useful lives, beginning on the date they are acquired or made available for use.

i)Assets with an indefinite useful life.

Intangible assets with an indefinite useful life are not amortized, but are tested annually for impairment losses. This sub-group is made up of goodwill and trademarks and patents. The Company expects these brands and patents to generate positive cash flows for as long as the Company retains ownership, contributing indefinitely to its cash flows since they are consolidated brands in the markets in which they are present.

At each reporting date, the depreciation methods, useful lives, and residual values are evaluated and adjusted as necessary.

	Consolidated								Parent Company
	Goodwill	Concession right	Licenses	Brands and patents	Customer relationships	Supply Agreement	Other	Total	Total
Cost
Balance as of January 1, 2024	1,391,974	24,297,484	243,044	155,480	2,630,947	574,363	635,380	29,928,672	22,356
Additions	—	12,088	—	—	87,146	—	90,575	189,809	4,485
Write-offs	—	(141,588)	—	—	(81)	—	(5,814)	(147,483)	—
Transfers	7,824	3,296,505	—	1,249	19,313	—	—	3,324,891	—
Exchange differences	—	1,431,644	(3,235)	—	(17)	—	41,662	1,470,054	16
Assets held for sale	185,223	11,500	28,403	39,341	341,454	—	25,940	631,861	—
Balance as of December 31, 2024	1,585,021	28,907,633	268,212	196,070	3,078,762	574,363	787,743	35,397,804	26,857
Additions	—	583	—	—	94,344	—	109,315	204,242	3,507
Write-offs	(4,419)	(152,365)	—	(284)	—	—	(375)	(157,443)	—
Business combination	264,992	—	—	14,280	58,110	—	2,207	339,589	—
Transfers (i)	(156)	1,518,316	(14,177)	—	39,698	—	41,208	1,584,889	753
Exchange differences	(81,549)	(5,872)	(6,613)	(16,615)	(159,510)	—	(8,558)	(278,717)	—
Balance as of December 31, 2025	1,763,889	30,268,295	247,422	193,451	3,111,404	574,363	931,540	37,090,364	31,117
Amortization
Balance as of January 1, 2024	—	(5,476,918)	(63,216)	(9,201)	(1,288,556)	—	(440,494)	(7,278,385)	(15,493)
Additions	—	(960,471)	(6,978)	—	(364,926)	—	(44,359)	(1,376,734)	(1,491)
Write-offs	—	87,433	—	—	—	—	659	88,092	—
Business combination	—	(391,372)	—	—	—	—	3,264	(388,108)	—
Transfers	—	—	—	—	—	—	(762)	(762)	—
Exchange differences	—	(11,500)	(9,674)	—	(82,913)	—	(2,597)	(106,684)	—
Impairment	—	—	—	—	—	—	(4,438)	(4,438)	—
Balance as of December 31, 2024	—	(6,752,828)	(79,868)	(9,201)	(1,736,395)	—	(488,727)	(9,067,019)	(16,984)
Additions	—	(1,077,772)	(6,963)	(683)	(284,047)	—	(70,238)	(1,439,703)	(2,418)
Write-offs	—	78,446	—	—	—	—	306	78,752	—
Transfers (i)	—	5,329	—	—	—	—	(43)	5,286	—
Exchange differences	—	5,872	(1,229)	—	47,306	—	1,038	52,987	—
Impairment	—	—	—	—	—	—	(14,041)	(14,041)	—
Balance as of December 31, 2025	—	(7,740,953)	(88,060)	(9,884)	(1,973,136)	—	(571,705)	(10,383,738)	(19,402)
Balance as of December 31, 2024	1,585,021	22,154,805	188,344	186,869	1,342,367	574,363	299,016	26,330,785	9,873
Balance as of December 31, 2025	1,763,889	22,527,342	159,362	183,567	1,138,268	574,363	359,835	26,706,626	11,715

109

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

(i)	The amount shown in the "Transfers" lines includes the following transactions: R$ 1,634,254 transferred from contract assets; R$ 137,157 transferred to financial assets; R$ 69,881 transferred from fixed assets; R$ 55,062 reclassified from recoverable taxes; and R$ 31,865 transferred to assets held for sale.
a)Amortization methods and useful lives:
Intangible assets (except goodwill)	Annual amortization rate	December 31, 2025	December 31, 2024
Concession Rights
Compass	From 3.54% a 4.58%	16,254,789	15,762,227
Rumo	1.59%	6,272,553	6,392,578
		22,527,342	22,154,805
Licenses and authorizations
Port operating license	3.70%	44,375	44,375
Moove	5.00%	114,987	143,969
		159,362	188,344
Brands and patents
Comma	Indefinity	56,577	59,255
Petrochoice	Indefinity	110,803	125,175
Tirreno	Indefinity	2,439	2,439
Pax	Indefinity	13,253	—
Tamco	Indefinity	495	—
		183,567	186,869
Customer relationships
Compass	20.00% a 50.00%	228,220	234,533
Moove	20.00% a 30.00%	910,048	1,107,834
		1,138,268	1,342,367
Supply contract
Compass	5.00% (i)	574,363	574,363
		574,363	574,363
Other
Software license	20.00%	230,983	220,084
Other	20.00%	128,852	78,932
		359,835	299,016
Total		24,942,737	24,745,764

(i)	The amortization of the contract is conditional upon the commencement of supply.

110

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

b)Goodwill and intangibles with an indefinite useful life

Below we show the carrying amount of goodwill and intangible assets with indefinite useful lives allocated to each of the cash generating units:

	December 31, 2025		December 31, 2024
	Goodwill	Brands and patents	Goodwill	Brands and patents
UGC Moove	1,626,168	183,567	1,447,300	186,869
UGC Compass	100,192	—	100,192	—
UGC Rumo	37,529	—	37,529	—
	1,763,889	183,567	1,585,021	186,869

The Company's future cash flow projections generally apply growth rates of 3.36% (3.55% as of December 31, 2024), which in no case are increasing or exceeding the average long-term growth rates for the sector and country in question.

Cash flows are discounted at a given rate, before taxes, to calculate their present value. The discount rates, before taxes and expressed in nominal terms, ranged from 11.00% to 13.18% as of December 31, 2025 (from 10.90% to 13.43% as of December 31, 2024).

The main assumptions for the first year of the financial model consider inflation and Gross Domestic Product (“GDP”) by region where UGC is located, in addition to the Cosan Group's market strategies and opportunities. The main assumptions considered for the remaining years of the model are related to inflation and market growth in the sector. The discount rate used is WACC, for which the main assumptions are: risk-free rate, market risk premium, and inflation. Most of the assumptions are obtained from external sources of information.

Future cash flows were constructed considering: (i) EBITDA for the cash-generating unit, adjusted for other relevant operating cash items and recurring capital expenditures; (ii) the Cosan Group's discount rate (WACC) before taxes; and (iii) a growth rate calculated using the inflation index by region.

The annual impairment test used the following assumptions:

Premises	% yearly
Risk-free rate (T-Note 10y)	3.67%
Inflation (Brazil)	3.76%
Inflation (US)	2.22%
Inflation (UK)	2.12%
Country risk Prize (BR)	3.70%
Country risk Prize (UK)	0.89%
Country risk Prize (ARG)	14.80%
Market risk Prize	3.73%
Tax rate (BR)	34.00%
Tax rate (UK)	25.00%
Tax rate (ARG)	35.00%

For Moove, we performed a sensitivity analysis on key assumptions, the Weighted Average Cost of Capital (WACC), and the Compound Annual Growth Rate (CAGR). The analyses indicate that, in the case of the North America CGU, either an increase of 2.1% in the WACC, on a nominal pre-tax basis, or a decrease in the CAGR of unit revenue growth over the five-year period to below 0.8%, would represent scenarios in which a reduction in the recoverable amount could occur. A CAGR of 1.3% was applied in the impairment test. For the other UGCs, management does not expect reasonably possible changes in key assumptions to result in a reduction of the recoverable amount.

Determining the recoverability of assets depends on certain key assumptions that are influenced by the market, technological, and economic conditions prevailing at the time this recovery is tested; therefore, it is not possible to predict whether there will be future losses due to a reduction in recoverability and, if so, whether they would be material.

Except for the provisions presented in Note 11.6, the Company did not identify any additional impairment indicators during the year ended December 31, 2025. Consequently, no impairment test was required for the remaining PP&E, rights of use and intangible assets with a defined useful life.

111

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

11.3 Contract assets

Accounting policy:

Contract assets represent the Company’s contractual right, through its subsidiaries, related to construction work in progress related to the gas distribution concession. They are measured at acquisition cost, including borrowing costs capitalized against construction revenue.

Until the contract assets enter into operation and can be considered in the tariff-setting base for the provision of the services under the concession, the amounts represent a contractual right to receive cash from the granting authority.

When the assets enter into operation, the portion that is amortizable over the term of the concession is transferred to intangible assets, while the amortizable portion that exceeds the concession term is converted into a financial asset, as it represents a receivable from the granting authority.

	Compass	Moove	Total
Balance as of January 1, 2024	1,041,421	10,684	1,052,105
Additions	1,602,284	16,564	1,618,848
Write-offs	(4,650)	(22,881)	(27,531)
Transfers	(1,585,219)	—	(1,585,219)
Business combination	56,627	—	56,627
Balance as of December 31, 2024	1,110,463	4,367	1,114,830
Additions	1,568,285	15,249	1,583,534
Write-offs	1,837	(16,773)	(14,936)
Transfers (i)	(1,638,815)	—	(1,638,815)
Balance as of December 31, 2025	1,041,770	2,843	1,044,613

(i)	The amount indicated in the transfer line includes R$ 1,634,254 transferred to intangible assets, R$ 7,913 reallocated to inventory and R$ 3,352 in recoverable taxes.

During the fiscal year ended December 31, 2025, the Company's subsidiaries added R$ 181,505 to intangible assets (R$ 137,399 in the fiscal year ended December 31, 2024) through workforce capitalization.

a) Capitalization of borrowing costs

During the fiscal year ended December 31, 2025, Comgás, an indirectly controlled subsidiary of the Company, capitalized R$ 79,018 in borrowing costs at a weighted average interest rate of 13.78% per annum (R$ 78,980 at 10.47% per annum in the fiscal year ended December 31, 2024).

During the fiscal year ended December 31, 2025, Sulgás, an indirectly controlled subsidiary of the Company, capitalized R$ 2,965 in borrowing costs at a weighted average interest rate of 12.20% p.a. (R$ 2,908 at 5.81% p.a. in the fiscal year ended December 31, 2024).

11.4 Right-of-use assets

Accounting policy:

The right-of-use asset is initially measured at cost, which includes:

  The initial measurement value of the lease liability, adjusted for any lease payments made up to the commencement date;
  Any initial direct costs incurred by the lessee;
  An estimate of the costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site where it is located, or restoring the underlying asset to the condition required by the terms and conditions of the lease;
  Less any lease incentives received.

The right-of-use asset is then depreciated on a straight-line basis from the date of commencement until the end of the lease term, unless the lease transfers ownership of the underlying asset to the lessee at the end of the lease term, or if the cost of the lease right-of-use asset reflects the likelihood that the lessee will exercise the purchase option. In this instance, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined in the same manner as property, plant, and equipment. In addition, the right-of-use asset is periodically adjusted for certain remeasurements of the lease liability and impairment losses, if any.

Railway concessions are usually classified and measured under Interpretation IFRIC 12 - Service Concession Arrangements. However, as they do not meet the criteria defined in this interpretation, the Company recognized its concession contracts as a right-of-use asset.

112

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Consolidated								Parent Company
	Land, buildings and improvements	Machine, equipment, and installations	Wagons and locomotives	Software	Vehicles	Floating storage and regasification	Railway and port infrastructure	Total	Total
Cost
Balance as of January 1, 2024	517,089	521,120	943,428	85,949	60,164	1,533,969	8,096,285	11,758,004	42,655
Additions	54,516	62,354	4,420	—	98,445	60,465	801,375	1,081,575	1,414
Contractual adjustments	3,928	298	9,412	1,771	20	—	82,927	98,356	10
Write-offs	(14,196)	(550)	—	—	(190)	—	—	(14,936)	—
Business combination	21,531	—	—	—	2,626	—	—	24,157	—
Exchange differences	63,156	5,992	—	—	15,632	—	—	84,780	—
Balance as of December 31, 2024	646,024	589,214	957,260	87,720	176,697	1,594,434	8,980,587	13,031,936	44,079
Additions	132,165	31,900	—	—	105,274	59,482	150,410	479,231	—
Contractual adjustments	9,737	60,571	10,494	259	(7,172)	—	178,776	252,665	—
Write-offs	(20,583)	(44,941)	—	—	(332)	—	—	(65,856)	—
Transfers (i)	—	—	(686,837)	—	—	—	—	(686,837)	—
Exchange differences	(32,420)	(4,048)	—	—	(15,616)	—	—	(52,084)	—
Fair value adjustment	10,063	13	—	—	168	—	—	10,244	—
Balance as of December 31, 2025	744,986	632,709	280,917	87,979	259,019	1,653,916	9,309,773	12,969,299	44,079

Amortization
Balance as of January 1, 2024	(187,268)	(146,748)	(468,555)	(25,354)	(34,737)	(38,349)	(1,343,475)	(2,244,486)	(20,455)
Additions	(107,047)	(59,510)	(33,829)	(4,499)	(17,581)	(78,030)	(308,047)	(608,543)	(6,067)
Write-offs	3,610	247	(2,761)	—	1,872	—	—	2,968	—
Exchange differences	(25,523)	(3,616)	—	—	(3,473)	—	—	(32,612)	—
Business combination	(4,902)	—	—	—	(726)	—	—	(5,628)	—
Impairment	—	—	—	—	—	—	(184,884)	(184,884)	—
Balance as of December 31, 2024	(321,130)	(209,627)	(505,145)	(29,853)	(54,645)	(116,379)	(1,836,406)	(3,073,185)	(26,522)
Additions	(132,054)	(73,751)	(16,318)	(4,788)	(56,070)	(81,278)	(256,778)	(621,037)	(5,195)
Write-offs	10,421	23,373	—	—	1,470	—	—	35,264	287
Transfers (i)	—	—	372,463	—	—	—	—	372,463	—
Exchange differences	16,214	2,430	—	—	1,748	—	—	20,392	—
Impairment	(627)	(134)	(253)	—	—	—	(39,253)	(40,267)	—
Balance as of December 31, 2025	(427,176)	(257,709)	(149,253)	(34,641)	(107,497)	(197,657)	(2,132,437)	(3,306,370)	(31,430)

Balance as of December 31, 2024	324,894	379,587	452,115	57,867	122,052	1,478,055	7,144,181	9,958,751	17,557
Balance as of December 31, 2025	317,810	375,000	131,664	53,338	151,522	1,456,259	7,177,336	9,662,929	12,649

(i)	The amount indicated in the transfer line includes R$ (314,374) transferred to fixed assets.

113

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

11.5 Investment properties

Accounting policy:

Investment properties are initially value at cost, including transaction costs. Upon initial recognition, investment properties are measured at fair value, which reflects market conditions at the reporting date, with changes recorded in the statement of profit or loss.

Revenue from the sale of agricultural properties is recognized in profit or loss only when the following conditions are met:

i. the sale is complete;

ii. the Company determines that payment by the buyer is probable;

iii. the revenue can be reliably measured; and

iv. the Company has transferred all risks associated with the property to the buyer and no longer has any involvement with the property.

The gains from the sale of agricultural properties are reported as net income on the statement of profit or loss, while the costs are reported as cost of properties sold.

The fair value of agricultural properties was determined using the direct comparative method of market data applied to transactions involving comparable properties (type, location, and quality of property) and, to a lesser extent, using sales quotes for potential transactions involving comparable assets (level 3).

The methodology used to determine fair value considers direct comparisons of market information, such as market surveys, value normalization, spot market prices, sales, distances, infrastructure, land access, topography and soil conditions, land use (type of crop), and rainfall levels, among other data. This methodology is in accordance with the standards issued by the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas, or "ABNT").

The discount rate was 9.25% p.a. on December 31, 2025 (6.06% p.a. and 10.40% p.a. on December 31, 2024).

The portfolio is evaluated annually by external specialists and periodically by internal professionals who are technically qualified to conduct this type of evaluation.

Investment properties
Balance as of January 1, 2024	15,976,126
Change in the fair value of investment properties	1,273,033
Additions	7,055
Transfers	(437,080)
Write-offs	(215)
Balance as of December 31, 2024	16,818,919
Change in the fair value of investment properties	1,441,276
Additions	16,463
Transfers (Note 8)	(50,403)
Write-offs	(4,474)
Balance as of December 31, 2025	18,221,781

114

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

11.6 Impairment loss

	December 31, 2025
	Parent Company	Consolidated
Rumo Malha Sul S.A.	—	1,227,872
TUP Porto São Luís S.A.	265,880	265,880
Total	265,880	1,493,752

Rumo Malha Sul S.A.

Extreme weather events that occurred in the second quarter of 2024 caused significant damage to the railway infrastructure of Rumo Malha Sul S.A. (“Rumo Malha Sul”), located in the state of Rio Grande do Sul.

The extent of the damage, coupled with the high reconstruction costs, has generated uncertainty regarding the renewal of the railway concession, whose initial expiration date is set for February 2027, although the subsidiary Rumo S.A. continues to make its best efforts in this process.

In the fiscal year ended December 31, 2025, Rumo Malha Sul identified persistent impairment indicators, fully recognizing the impairment loss on the asset arising from the railway concession. The total amount of the loss recognized in the year's results was R$ 1,227,872.

The recoverable amount of the unit was determined from its value in use, obtained through discounted cash flow, prepared basis on updated projections approved by Management. The last projection made, until the full recognition of the asset impairment provision , used the following main assumptions:

•	Projection period: until February 2027.
•	Volume: A decline in unit volume is expected in 2025, followed by a recovery with 7.1% growth in 2026, basis on management's expectations for market development.
•	Selling price: considers a 0.8% drop in the average price by 2026 and is basis on current industry trends and includes inflation forecasts for Brazil.
•	Variable costs and maintenance: included according to historical data and without capacity increases.
•	The projected investments relate to the maintenance of the Concession and are based on the historical experience of Rumo's Management. The investments do not include capacity increases. No incremental revenue or cost savings were considered in the value-in-use model as a result of this expenditure.
•	The nominal Discount rate of 14.26%, estimated using the weighted average cost of capital.

TUP Porto São Luís S.A.

As of December 31, 2025, the Company assessed the fair value less costs to sell of its interest in TUP Porto São Luís S.A. (Porto São Luís), classified as an asset held for sale. The fair value was determined basis on a non-binding offer, considered the best available evidence of the price that would be charged by market participants, adjusted for estimated disposal costs.

As a result of this assessment, a impairment loss of R$ 265,880 was recognized.

115

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

12 Commitments

Gas supply

Natural gas supply contracts have specific characteristics, including minimum withdrawal obligations by the Company (take-or-pay for the commodity and ship-or-pay for transportation). If the Company consumes volumes below the contracted minimums, it is required to pay the difference between the consumed volume and the minimum contracted volumes, with the possibility of offsetting such differences through additional consumption during the contract term, provided that consumption exceeds the minimum contracted amount.

Additionally, the contracts allow for the recovery of any accumulated volume. Based on consumption projections and current contractual conditions, management estimates that it will be possible to fully recover the volumes accumulated to date, considering that, during the recovery period, no new accumulations related to the minimum commitments for that period will occur.

Given the recoverable nature of these rights, amounts paid but not used are recognized as an asset under ‘Unused transportation.’ Management applies significant estimates and judgments to assess the recoverability of these volumes, taking into account demand projections, market conditions, and consumption history, which are subject to periodic review and may be adjusted in future periods depending on economic and operational circumstances.

Considering the current gas supply contracts, the subsidiaries have financial commitments totaling an estimated present value of R$ 22,926,446.

Rumo concession

The sub-concession contracts in which Rumo, through its subsidiaries generally include  commitments to execute investments with certain characteristics during the term of the agreement. These include:

(i)	The second addendum to the renewal of the Paulista rail network concession, signed on May 27, 2020, stipulated the execution, throughout the concession period, of a set of investment projects aimed at increasing capacity and reducing urban conflicts, estimated by the agency at R$ 6,100,000 (value updated to December 2017). Part of this amount comprises the obligations outlined in the second addendum.
(ii)	On May 27, 2024, through the 6th addendum to the Paulista Railway concession contract, the works and deadlines of the obligations assumed at the time of the signing of the 2nd Addendum to the Contract were renegotiated.
(iii)

The Subconcession Agreement of the Central Network stipulates investments within a defined timeframe (ranging from one to three years from the date of contract execution on July 31, 2019), estimated by ANTT at R$ 645,573.

13 Concessions payable

Accounting policy:

The Company records concessions payable as follows:

•Lease Installments in Dispute: The balance of lease installments involved in disputes with the granting authority is initially recorded at the installment value upon maturity, by transferring it from the “Lease Liabilities” account. The amounts are subsequently adjusted by the Selic rate.

•Balances in Installments with the Granting Authority: Balances in installments with the Granting Authority are initially recorded at the remaining amount due upon resolution of the dispute. The amounts are adjusted by the Selic rate until payment.

•Concession Rights Grants: Balances payable as concession rights grants (“Concessions and Grants”) are initially recorded against intangible assets (Note 11.2). Subsequent measurement occurs at the effective rate.

116

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	December 31, 2025	December 31, 2024
Lease and concession in dispute:
Rumo Malha Oeste S.A.	2,786,696	2,442,600
	2,786,696	2,442,600

Installment Leases :
Rumo Malha Paulista S.A.	805,884	940,215
	805,884	940,215

Concessions:
Rumo Malha Sul S.A.	61,339	68,487
Rumo Malha Paulista S.A.	298,340	238,146
Rumo Malha Central S.A.	35,986	31,742
	395,665	338,375

Total	3,988,245	3,721,190

Current	189,076	166,273
Non-current	3,799,169	3,554,917
	3,988,245	3,721,190

a) Disputed lease and concession

On July 21, 2020, Rumo, a subsidiary of the Company, filed a request with ANTT to join the third-party re-bidding process for the object of the Concession Contract signed between Rumo Malha Oeste and the Union, through the Ministry of Transport (Re-bidding Process), under the terms of Law No. 13,448, of June 5, 2017, and regulated by Decree No. 9,957, of August 7, 2019.

As a result of this process, an addendum to the concession contract was signed and, by joint decision of the parties, the action for economic and financial rebalancing filed by Rumo Malha Oeste against the Union was suspended. This action had a favorable judgment in the first instance and was awaiting appeal judgment in the Regional Federal Court.

The total amount of judicial deposits related to the cases is  R$ 30,202 as of December 31, 2025 (R$ 27,897 as of December 31, 2024).

b) Leases and grants within the scope of CPC 06 R2/IFRS 16

	December 31, 2025	December 31, 2024
Leases:
Rumo Malha Sul S.A.	175,328	309,269
Rumo Malha Paulista S.A.	295,476	363,588
Rumo Malha Oeste S.A.	17,412	82,331
	488,216	755,188

Grants:
Rumo Malha Paulista S.A (renewal)	1,834,965	1,673,889
Rumo Malha Central S.A.	1,314,214	1,111,043
	3,149,179	2,784,932

Total	3,637,395	3,540,120

Current	541,272	547,492
Non-current	3,096,123	2,992,628
	3,637,395	3,540,120

117

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

14 Other taxes payable

Accounting policy:

The Company incurs various taxes and contributions, including municipal, state, and federal taxes, taxes on regulatory fees, and income tax, among others. Additionally, it is subject to other taxes that the Company is obliged to collect as withholding taxes from third parties and which generally do not represent an expense.

	Parent Company		Consolidated
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Tax debts installments	145,173	219,429	161,182	254,302
ICMS	1	3	188,080	227,563
COFINS	16,388	53,496	114,361	152,066
PIS	2,971	2,893	23,046	24,054
Social Security charges	16,974	17,163	51,648	50,975
IRRF	—	—	13,006	40,708
Other	2,811	1,416	150,587	143,419
	184,318	294,400	701,910	893,087

Current	34,951	78,197	525,208	637,842
Non-current	149,367	216,203	176,702	255,245
Total	184,318	294,400	701,910	893,087

The amounts due in non-current liabilities have the following maturity schedule:

	Parent Company		Consolidated
	Twelve months ending on December 31,
	2025	2024	2025	2024
From 13 to 24 months	—	—	8,379	6,667
From 25 to 36 months	—	—	2,676	7,957
From 37 to 48 months	—	—	—	919
From 49 to 60 months	—	—	—	996
Over 60 months	149,367	216,203	165,647	238,706
	149,367	216,203	176,702	255,245

Brazilian Tax Reform (IBS and CBS)

Constitutional Amendment No. 132, dated December 20, 2023, and Complementary Law No. 214, dated January 16, 2025, established the Reform of the National Tax System on consumption. This reform promotes the gradual replacement of taxes currently levied on goods and services—notably PIS, COFINS, ICMS, and the tax on services (Imposto sobre Serviços, or “ISS”)—with the tax on goods and services (Imposto sobre Bens e Serviços, or “IBS”) and the contribution on goods and services (Contribuição sobre Bens e Serviços, or “CBS”).

The legislation establishes a transition period starting in 2026. During this period, current taxes will coexist with the new taxes, with full implementation scheduled for subsequent fiscal years according to the legal timetable.

The Cosan Group operates in various economic segments through its subsidiaries and associates. These segments include energy and fuels, logistics and transportation, mobility and lubricants, infrastructure and real estate assets, and agricultural and related activities, among others. Each segment has distinct operational models, value chains, and tax regimes, which may lead to different effects from the implementation of IBS and CBS, depending on the specific regulations for each activity.

In this context, impacts from the Tax Reform will likely materialize mainly in the Group’s operating subsidiaries. These could have indirect effects on the consolidated financial statements, including changes to cost structures, pricing, tax credit dynamics, and consolidated cash flows, among other aspects.

118

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Management has formed internal working groups to monitor the Tax Reform. These groups cover regulatory analyses, economic and financial assessments, and system adaptations, with support from specialized external advisors. These analyses are ongoing and consider factors such as the development of implementing regulations, interpretations by relevant authorities, and the specifics of each of the Company’s operating segments.

As of December 31, 2025, there are no impacts from the Tax Reform on Consumption to recognize. Management will continue to monitor changes in applicable legislation and regulations, as well as relevant operational developments, to assess promptly any need for recognition or additional disclosures.

15. Income taxes

Accounting policy:

The total rate of income tax and social contribution is 34%. Current tax and deferred tax are recognized in profit or loss, with the exception of certain transactions which are directly recognized in shareholder’s equity or other comprehensive income.

a)  Current tax

It is the expected tax payable or receivable on taxable profit or loss for the year, using tax rates enacted or substantively enacted as of the date of the financial position, as well as any adjustments to tax payable in respect of prior years.

b)  Deferred tax

Deferred tax is recognized as temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation and tax loss.

The measurement of deferred tax reflects how the Company expects, at the end of the reporting period, to realize or settle the carrying value of its assets and liabilities. Deferred tax is measured at the rates anticipated to be applied to temporary differences upon their reversal, using rates enacted or substantively enacted as of the date of the financial position.

If there is a legally enforceable right to offset current tax assets and liabilities, and if they relate to taxes imposed by the same tax authority on the same taxable entity, deferred tax assets and liabilities are offset.

c) Tax Exposure

In calculating the amount of current and deferred tax, the Company considers the impact of uncertain tax positions and the possibility of additional taxes and interest being owed. This evaluation is based on estimates and hypotheses and may involve a series of future event judgments. New information may become available, causing the Company to change its opinion regarding the sufficiency of existing tax liabilities; such changes in tax obligations will have an impact on tax expenses in the period in which the determination is made.

d)  Recoverability of deferred income tax

When evaluating the recoverability of deferred taxes, Management takes future taxable income projections and changes in temporary differences into account. The recoverability of the deferred tax asset in the parent company depends on taxable income projections. When it is unlikely that a portion or all the tax liability will be realized, the tax asset is reversed. No deadline exists for the utilization of tax losses and negative bases, but the utilization of these accumulated losses from prior years is limited to 30% of annual taxable income.

The Company and its subsidiaries are committed to good tax practices, observing the applicable laws and regulations in the countries where they operate. They also commit to adopting transfer pricing policies aligned with the arm’s‑length principle and with the rules established by the tax legislation of the jurisdictions in which they operate, ensuring transparency in transactions, business ethics, and the non‑use of practices that result in the artificial reduction of the tax burden.

119

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

a) Reconciliation of income tax and social contribution expenses:

	Parent Company		Consolidated
	Period of three months ended December 31,
	2025	2024	2025	2024
Loss before taxes	(9,129,119)	(8,893,751)	(7,991,285)	(5,245,119)
Income tax and social contribution at nominal rate (34%)	3,103,900	3,023,875	2,717,037	1,783,340
Adjustments for calculating the effective rate
Interest in earnings of investees (non-taxable income)	(2,036,167)	(1,054,960)	(3,626,134)	(1,422,337)
Result of companies abroad	(37,949)	(70,643)	(105,143)	(93,121)
Granted income tax incentive	—	—	346,386	407,231
Interest on shareholders’ equity	—	—	(26,895)	(174,335)
Non-deductible expenses (donations, gifts, etc.)	—	—	(11,477)	(23,234)
Tax losses not recorded	(1,760,414)	(2,560,406)	(2,362,375)	(4,193,767)
ICMS benefit - extemporaneous tax credits	—	—	(1,263)	20,490
ICMS benefit - current year	—	—	—	(521)
Provision for non-realization of the benefit of the federative covenant - Interest and Fine	—	—	—	25,851
Selic on indebtedness	22,260	19,861	50,686	60,873
Rate differential (i)	—	—	454,416	534,837
Other	115,364	(72,858)	361,646	(115,829)
Income tax and social contribution (current and deferred)	(593,006)	(715,131)	(2,203,116)	(3,190,522)

Effective rate - %	6.50%	8.04%	27.57%	60.83%

(i)	Difference in tax rate between the nominal rate of 34% and the effective rate applicable to entities that calculate the tax under the presumed profit regime.

b) Deferred income tax assets and liabilities:

Below are presented the tax effects of temporary differences that give rise to significant parts of the company's deferred tax assets and liabilities:

120

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Parent Company		Consolidated
	Twelve months ending on December 31,
	2025	2024	2025	2024
Deferred tax assets from:
Income taxes losses	—	—	1,777,782	1,699,262
Negative base of social contribution	—	—	590,380	560,110
Temporary differences:
Foreign exchange variation - Loans and borrowings	1,180,030	2,159,160	1,366,606	2,669,489
Provision for lawsuits	61,215	64,335	257,691	272,886
Impairment provision (Rumo Malha Oeste)	—	—	30,547	23,436
Post-employment benefit obligation	—	—	129,938	128,046
Provisions for uncertain tax credits and tax losses	—	—	53,662	44,202
Provision for non- recoverability of taxes	2,580	2,580	68,210	70,719
Share-based payment transactions	25,933	19,336	90,861	103,454
Lease	1,916	2,347	236,278	312,402
Unrealized loss with derivatives	271,198	—	696,110	390,622
Fair value adjustment on debts	—	—	32,268	—
Provisions for profit sharing	15,638	11,212	118,658	131,254
Business combination - Intangible assets	—	—	106,524	124,628
Business combination – Property, plant and equipment	—	—	1,854	1,854
Selic on undue payments	48,160	48,160	73,113	76,745
Other provisions	263,165	140,077	812,648	682,385
Deferred tax on pre-operating income	—	—	69,314	79,402
Regulatory current account	—	—	—	8,396
Other	23,156	205	170,404	245,221
Total	1,892,991	2,447,412	6,682,848	7,624,513

Deferred tax liabilities from:
Temporary differences
Exchange rate variation - Loans and borrowings	—	—	(24,778)	(347)
Provision for lawsuits	—	—	—	(107)
Useful life review	—	—	(839,880)	(531,081)
Business combination – fixed assets	—	—	(174,359)	(161,784)
Tax goodwill	—	—	(609,096)	(645,297)
Unrealized income with derivatives	—	(156,611)	(400,672)	(369,763)
Fair value adjustment on debt	—	—	(559,450)	(801,022)
Securities and bonds	(31,434)	—	(31,437)	—
Investment properties	—	—	(567,263)	(496,395)
Goods intended for sale	—	—	(11,906)	(962)
Effects on the formation of joint ventures	(33,776)	(102,070)	(33,776)	(167,196)
Business Combination – Intangible assets	—	—	(4,902,079)	(4,990,657)
Post-employment obligations	—	—	(4,815)	(4,810)
Lease	—	—	(11,101)	(11,557)
Provisions	(449,153)	(449,153)	(449,153)	(449,153)
Other	—	18,832	(484,440)	(472,592)
Total	(514,363)	(689,002)	(9,104,205)	(9,102,723)

Total deferred taxes recorded	1,378,628	1,758,410	(2,421,357)	(1,478,210)
Deferred tax assets	1,378,628	1,758,410	3,703,864	4,495,296
Deferred tax liabilities	—	—	(6,125,221)	(5,973,506)
Total deferred, net	1,378,628	1,758,410	(2,421,357)	(1,478,210)

121

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company determined the period for offsetting its deferred tax assets on tax losses, social contribution negative basis and temporary differences based on the projection of its taxable income and long-term strategic planning, with the following realization expected as of December 31, 2025:

	Parent Company	Consolidated
Within 1 year	927,660	1,338,555
1 to 2 years	35,136	284,141
2 to 3 years	169,877	525,531
3 to 4 years	35,136	342,253
4 to 5 years	35,136	204,872
5 to 8 years	105,409	628,567
8 to 10 years	70,274	379,945
	1,378,628	3,703,864

c) Movements in deferred tax assets and liabilities:

	Parent Company
Asset	Tax loss and negative basis	Unrealized gains on derivatives	Provisions	Lease	Employee Benefits	Exchange rate variation - Loans and financing	Other	Total
Balance as of January 1, 2024	1,286,666	165,978	102,765	2,497	100,085	1,165,734	208,331	3,032,056
Credited / charged from income for the year	(1,245,573)	(165,978)	104,227	(150)	(69,537)	993,426	(159,966)	(543,551)
Zero litigation	(41,093)	—	—	—	—	—	—	(41,093)
Balance as of December 31, 2024	—	—	206,992	2,347	30,548	2,159,160	48,365	2,447,412
Credited / charged from income for the year	—	271,198	119,968	(431)	11,023	(979,130)	22,951	(554,421)
Balance as of December 31, 2025	—	271,198	326,960	1,916	41,571	1,180,030	71,316	1,892,991

	Parent Company
Liabilities	Effects on the formation of joint ventures	Unrealized gains on derivatives	Provisions	Other	Total
Balance as of January 1, 2024	(103,992)	—	(449,153)	—	(553,145)
Credited / charged from income for the year	1,922	(156,611)	—	31,890	(122,799)
Outros resultados abrangentes	—	—	—	(13,058)	(13,058)
Balance as of December 31, 2024	(102,070)	(156,611)	(449,153)	18,832	(689,002)
Credited / charged from income for the year	68,294	156,611		(263,071)	(38,166)
Other comprehensive income	—	—	—	2,086	2,086
Cosan Oito merger	—	—	—	210,719	210,719
Balance as of December 31, 2025	(33,776)	—	(449,153)	(31,434)	(514,363)

Total deferred taxes recognized					1,378,628

122

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Consolidated
Asset	Tax loss and negative basis	Unrealized gains on derivatives	Provisions	Leases	Post-employment obligations	Intangible assets	Exchange rate variation - Loans and financing	Other	Total
Balance as of January 1, 2024	3,644,051	823,286	1,045,267	161,840	150,336	124,379	1,292,954	828,173	8,070,286
Credited / charged in the profit or loss	(1,343,586)	(433,630)	5,398	4,990	(22,290)	249	1,376,535	(181,847)	(594,181)
Other comprehensive income	—	966	—	145,572	—	—	—	—	146,538
Zero litigation	(41,093)	—	—	—	—	—	—	—	(41,093)
Business combination	—	—	42,963	—	—	—	—	—	42,963
Balance as of December 31, 2024	2,259,372	390,622	1,093,628	312,402	128,046	124,628	2,669,489	646,326	7,624,513
Credited / charged in the profit or loss	108,790	305,488	172,605	(76,124)	1,892	(18,104)	(1,302,883)	(75,621)	(883,957)
Business combination	—	—	(43,475)	—	—	—	—	—	(43,475)
Transfers	—	—	—	—	—	—	—	(14,233)	(14,233)
Balance as of December 31, 2025	2,368,162	696,110	1,222,758	236,278	129,938	106,524	1,366,606	556,472	6,682,848

	Consolidated
Liabilities	Effects on the formation of joint ventures	Unrealized gains on derivatives	Provisions	Post-employment obligations	Intangible assets	Property plant and equipment	Exchange rate variation - Loans and financing	Fair value adjustment	Other	Total
Balance as of January 1, 2024	(103,992)	(299,965)	(449,561)	(4,641)	(4,426,881)	(456,093)	(195,232)	(281,784)	(1,468,540)	(7,686,689)
Credited / charged in the profit or loss	(63,204)	(69,798)	301	(169)	126,999	(74,988)	194,885	(519,238)	(238,926)	(644,138)
Other comprehensive income	—	—	—	—	—	—	—	—	(45,513)	(45,513)
Business Combination	—	—	—	—	(690,775)	—	—	—	(35,608)	(726,383)
Balance as of December 31, 2024	(167,196)	(369,763)	(449,260)	(4,810)	(4,990,657)	(531,081)	(347)	(801,022)	(1,788,587)	(9,102,723)
Credited / charged in the profit or loss	133,420	(30,909)	107	(5)	88,578	(308,799)	(24,431)	241,572	(132,365)	(32,832)
Transfers	—	—	—	—	—	—	—	—	47,640	47,640
Other comprehensive income	—	—	—	—	—	—	—	—	(16,290)	(16,290)
Balance as of December 31, 2025	(33,776)	(400,672)	(449,153)	(4,815)	(4,902,079)	(839,880)	(24,778)	(559,450)	(1,889,602)	(9,104,205)

Total deferred taxes recognized										(2,421,357)

d) Unrecognized tax losses and temporary differences and Provision for non-realization of recoverable tax losses in the fiscal year

In the fiscal year ended December 31, 2025, the amount of unretained income tax and social contribution totaled R$ 4,211,530 in the Parent Company (R$ 2,560,406 as of December 31, 2024) and R$ 8,560,792 in the Consolidated (R$ 6,427,740 as of December 31, 2024), relating to tax losses and temporary differences. Currently, these amounts do not meet the requirements for accounting for deferred tax assets due to the lack of predictability of future taxable profit generation.

Management will continue to periodically monitor projections of future taxable profits and will adjust the provision as necessary, in accordance with changes in the Company's economic and financial conditions.

123

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

e) Uncertainties regarding the treatment of income tax

The Company is engaged in administrative and judicial discussions with the tax authorities in Brazil regarding certain interpretations and positions adopted in the calculation of Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”). The final determination of these issues is uncertain and may be influenced by factors beyond the Company's control, such as changes in case law and modifications to tax legislation.

In accordance with ICPC 22 (IFRIC 23) - Uncertainty Regarding the Treatment of Income Taxes, the Company assesses, for each uncertain tax position, whether it is probable that the tax authority will accept the treatment adopted or planned in the calculation of taxes.

Only in cases where the Company concludes that acceptance of the tax treatment by the competent authority is unlikely are the effects of uncertainty recognized, basis on the best method for predicting the resolution of the issue — either the most probable value or the expected value.

The tax positions adopted by the Company are supported by opinions from specialized legal advisors. The Company is subject to review by the tax authorities regarding income tax for a period of up to ten years, depending on the jurisdiction in which it operates.

As of December 31, 2025, the total amount of assessments under dispute with the tax authorities related to these matters, for which it is probable that the tax authority will accept the uncertain tax treatment, was R$ 1,509,117 in the Parent Company (R$ 1,395,568 as of December 31, 2024) and R$ 6,859,878 in the Consolidated (R$ 7,052,491 as of December 31, 2024).

Regarding probable tax contingencies, the Company has tax assessments issued by the Brazilian Federal Revenue Service and judicial proceedings related to: (a) disallowance of amortization of goodwill expenses based on expected future profitability arising from corporate transactions; (b) capital gain on the sale of an equity interest; (c) labor provisions; and (d) rectification of offsetting declarations due to partial restitution of credits subject to the offset request.

Pillar Two tax rule

Cosan Group has subsidiaries abroad in jurisdictions where the global minimum taxation rules (“Pillar Two” – Global Anti-Base Erosion Rules, or “GloBE Rules”) have been enacted and in effect since January 1, 2024, which may, under certain circumstances, result in the requirement to pay supplementary taxes (“top-up tax”) on profits earned in those jurisdictions.

Considering that entities consolidated by Cosan Group operating in Argentina, Spain, the United States, France, the Netherlands, Luxembourg, Paraguay, Portugal, the United Kingdom, Russia, and Switzerland may be directly or indirectly covered by this legislation, the Group carried out internal assessments to estimate its potential exposure to the GloBE Rules. These assessments were based on the most recent accounting and tax information available. Based on preliminary analyses and currently available information, the Group does not expect, at this time, any material impacts or the creation of significant obligations related to Pillar Two in fiscal year 2025, without prejudice to revisions resulting from regulatory changes, applicable interpretative guidelines, and/or updates to the bases used.

In Brazil, the Additional Social Contribution on Net Income (“CSLL Additional Tax”) was established as part of the adaptation of Brazilian legislation to the GloBE Rules, through Law No. 15,079 of December 27, 2024, regulated by RFB Normative Instruction No. 2,228 of October 3, 2024, effective from January 1, 2025. The rule establishes a minimum effective tax rate of 15% for multinational groups that meet the legal criteria. Management has performed preliminary calculations based on currently available information from Brazilian subsidiaries, and there is no expectation of material impacts related to the CSLL Additional Tax.

Additionally, considering the simplifying rules foreseen under Pillar Two (safe harbors) and the expectation of their extension until 2027, Management does not foresee, at this time, any significant changes to the scenario currently observed until that date, nor any material effects associated with the application of supplementary taxes (top-up tax). Even though certain Group entities may not fully qualify under the simplifying rules and are subject to the full calculation of the GloBE Rules, the assessments carried out in both cases did not indicate material impacts or supplementary tax due. The possibility of regulatory changes, interpretative guidelines, and/or changes in the stage of implementation by applicable jurisdictions remains reserved.

124

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)
16. Provision for legal proceedings and judicial deposits

Accounting policy:

The provisions are recognized as liabilities when the Company has a present obligation (legal or constructive) arising from a past event, it is probable that there will be an outflow of resources to settle the obligation, and the amount of the obligation can be estimated with reasonable accuracy. The recognition of the provision is accompanied by the corresponding expense entry in the income statement.

The assessment of the probability of capital outflows considers the evidence available at the balance sheet date, including the regulatory hierarchy, prevailing case law, recent court decisions and their relevance to the Brazilian legal system, as well as opinions from specialized external legal advisors. provisions are reviewed at each balance sheet date and adjusted according to circumstances, such as the expiration of the statute of limitations, the conclusion of tax proceedings, or the identification of additional exposures based on new matter or judicial decisions.

a) Probable losses and judicial deposits:

	Provision for legal proceedings
	Parent Company		Consolidated
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Tax	204,827	198,385	694,524	745,896
Civil, environmental and regulatory	55,721	59,989	907,205	818,422
Labor	34,627	50,233	456,393	480,315
Total	295,175	308,607	2,058,122	2,044,633

	Judicial deposits
	Parent Company		Consolidated
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Tax	324,792	390,148	769,351	801,723
Civil, environmental and regulatory	15,707	14,675	182,809	134,058
Labor	11,405	12,146	120,822	120,909
Total	351,904	416,969	1,072,982	1,056,690

The movement of provisions for legal proceedings during the fiscal year was as follows:

	Parent Company
	Tax	Civil, environmental and regulatory	Labor	Total
Balance as of January 1, 2024	272,063	73,744	55,286	401,093
Provisioned in the year	114,645	8,632	1,446	124,723
Write-offs by reversal / payment	(114,865)	(14,556)	(7,512)	(136,933)
Interest (i)	(73,458)	(7,831)	1,013	(80,276)
Balance as of December 31, 2024	198,385	59,989	50,233	308,607
Provisioned in the year	63,325	8,408	4,476	76,209
Write-offs by reversal / payment	(48,126)	(15,160)	(14,667)	(77,953)
Interest (i)	44,171	2,484	(5,415)	41,240
Transfer	(52,928)	—	—	(52,928)
Balance as of December 31, 2025	204,827	55,721	34,627	295,175

125

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Consolidated
	Tax	Civil, environmental and regulatory	Labor	Total
Balance as of January 1, 2024	813,732	512,979	387,692	1,714,403
Provisioned in the year	129,619	181,734	154,193	465,546
Write-offs by reversal / payment	(138,562)	(187,735)	(168,112)	(494,409)
Business combination	1,382	91,913	4,831	98,126
Interest (i)	(60,275)	219,531	101,711	260,967
Balance as of December 31, 2024	745,896	818,422	480,315	2,044,633
Provisioned in the year	69,981	243,209	122,498	435,688
Write-offs by reversal / payment	(60,024)	(211,774)	(210,315)	(482,113)
Transfer	(124,484)	—	—	(124,484)
Business combination	—	1,089	2,287	3,376
Interest (i)	63,155	56,259	61,608	181,022
Balance as of December 31, 2025	694,524	907,205	456,393	2,058,122

(i)	Includes interest rate reduction due to reversal.

The Company has debts secured by assets or through cash deposits, bank guarantees, or surety bonds.

The Company holds additional indemnification claims beyond those mentioned, which, being considered probable, were not recorded as they represent contingent assets.

Tax

The main tax litigation cases for which the risk of loss is considered likely are described below:

	Parent Company		Consolidated
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Compensation with FINSOCIAL (i)	—	—	351,539	337,351
INSS (ii)	85,630	80,576	117,264	101,399
ICMS credit (iii)	55,432	14,217	104,889	64,708
PIS and COFINS	5,253	34,073	6,081	34,412
IPI	23,449	58,002	23,449	64,969
Other	35,063	11,517	91,302	143,057
Total	204,827	198,385	694,524	745,896

(i)	Compensation of FINSOCIAL with federal taxes, based on a September 2003 final and non-appealable court ruling in the case records where the constitutionality of FINSOCIAL was discussed. Compensation of taxes remains a topic of administrative discussion.
(ii)	Amount provisioned as INSS, the majority of which is comprised of amounts related to social security contributions levied on billing in accordance with article 22-A of Law 8.212/91, the constitutionality of which is being litigated. The amounts are deposited with the court. The leading case, RE 611.601 (item 281), is being decided by the Federal Supreme Court, recognizing the constitutionality of art. 22-A of Law No. 8.212/91.
(iii)	ICMS: Tax assessments issued by the tax authorities relating to various types of ICMS credits, including: (a) assessment, as sole debtor, for alleged non-compliance with ICMS withholding obligations in relation to a toll contract arising from an agricultural partnership between our sugarcane mills and Central Paulista Ltda. Açúcar e Álcool; (b) ICMS relating to interstate operations taxed as domestic operations and therefore subject to a higher rate, among others.

126

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Labor

The Company and its subsidiaries are named as defendants in several labor lawsuits filed by former employees and outsourced service providers. The claims include demands for additional compensation and various types of damages.

Additionally, the Company is a party to public civil actions filed by the Labor Prosecutor's Office, related to alleged violations of labor standards, working conditions, and the work environment. Regarding the allegations found to be valid, the Company has entered into Settlement Agreements (“TACs”) with the competent authorities.

Civil, Environmental and Regulatory

The Company and its subsidiaries are parties to several indemnification lawsuits, public civil actions, and administrative proceedings. Individually, these proceedings are not considered significant, and, basis on the assessment of its legal advisors, the risk of loss is classified as probable.

b) Possible losses

The following describes the main processes for which the risk of loss is considered possible:

	Parent Company		Consolidated
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Tax	3,365,322	3,324,448	8,392,969	8,624,545
Civil, environmental and regulatory	770,606	1,111,756	6,864,896	6,569,528
Labor	15,513	10,189	814,364	690,535
Total	4,151,441	4,446,393	16,072,229	15,884,608

Tax

	Parent Company		Consolidated
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Isolated fine - Federal tax (i)	—	—	856,908	847,582
ICMS - Tax on circulation of goods (ii)	1,278,584	1,151,523	3,021,717	2,996,997
IRRF (iii)	—	—	925,890	869,346
PIS and COFINS (iv)	1,164,986	1,297,612	1,888,292	2,174,274
MP 470 installment of debts (v)	281,285	253,793	281,285	253,793
Stock Grant Plan	—	—	33,387	32,087
IOF on loans (vi)	—	—	68,168	195,098
Reward Credit Compensation (vii)	162,357	157,959	162,357	157,959
IPI - Tax on industrialized products (viii)	179,205	189,971	381,282	333,185
INSS	124,993	76,763	209,118	159,983
IPTU Urban Property Tax (ix)	—	—	143,077	128,700
Other	173,912	196,827	421,488	475,541
Total	3,365,322	3,324,448	8,392,969	8,624,545

127

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

(i)	Among the demands related to the isolated fine, there is an assessment resulting from: (a) disregard of the REPORTO tax benefits, with the consequent application of the isolated fine corresponding to 50% of the value of the acquired goods; (b) issuance of infraction notices regarding the alleged absence of payment of federal taxes (IRPJ, CSLL, PIS and COFINS) and alleged undue crediting of IPI tax credit, with the application of an isolated fine.
(ii)	The ICMS - State VAT claims are substantially related to: (a) disallowance of ICMS - State VAT credits related to the acquisition of diesel oil; goods allegedly classified as for use and consumption; and suppliers whose state registrations have been revoked (declared ineligible); (b) proof of delivery of goods sold under FOB terms; (c) ICMS - State VAT on transportation services for export; (d) discrepancies in the application of the legislation governing operations with tax substitution; and (e) acquisition of railcars due to the alleged non-exemption provided for by the Tax Regime for Incentives to Modernization and Expansion of Port Infrastructure – REPORTO; and (f) ICMS - State VAT and fines on operations with tax documents considered invalid by the tax authorities.
(iii)	Withholding tax (IRRF) charged on: (a) alleged capital gains arising from the acquisition of companies located abroad; and (b) disallowance of IRRF offset on swap transactions.
(iv)	Disallowances of PIS and COFINS credits, calculated under the non-cumulative system, due to discrepancies in the definition of inputs.
(v)	Requests for installment payments of federal tax debts were partially rejected by the Brazilian Federal Revenue Service, on the grounds that the tax losses are insufficient to settle the respective debts.
(vi)	IOF charges related substantially to: (a) current accounts held by subsidiaries of the Company; and (b) financial transactions between companies within the group.
(vii)	Declarations of compensation via the PERD/COMP electronic system, relating to "premium credit," considered as undeclared by the Brazilian Federal Revenue Service.
(viii)	Collection of disallowed IPI tax credits related to the acquisition of raw materials used in the manufacture of tax-exempt products.
(ix)	Collection of Urban Property Tax (“IPTU”) related to railway properties leased or assigned to the company under the concession contract and to the railway right-of-way, which are subject to tax immunity. The matter is under discussion in the Supreme Federal Court (STF), and an unfavorable outcome should generate new charges (including from municipalities that currently do not collect the aforementioned tax), in amounts that are not yet possible to measure. If this occurs, it will be possible to file a lawsuit to restore the economic balance of the aforementioned concession contract.

Civil, environmental and regulatory

	Parent Company		Consolidated
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Civil	708,679	1,059,547	3,227,973	3,355,370
Environmental	61,183	51,540	1,618,201	1,691,409
Regulatory	744	669	2,018,722	1,522,749
Total	770,606	1,111,756	6,864,896	6,569,528

The Company and its subsidiaries are parties to several judicial and administrative proceedings in the civil, environmental, and regulatory spheres, with a prognosis of possible losses.

•	Civil: The portfolio of civil lawsuits is composed mainly of claims for damages of a contractual and extra-contractual nature.
•	Environmental: Environmental processes involve terms of commitment, civil investigations, and public civil actions.
•	Regulatory: Regulatory processes generally involve administrative sanctioning procedures initiated by regulatory bodies.

128

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Civil:

(i)	The indirectly controlled Rumo Malha Sul is a party to the enforcement of a conduct adjustment agreement signed with the Federal Public Prosecutor's Office (“MPF”). The MPF alleges that Rumo is not transporting cargo in the Presidente Prudente region and, therefore, requested the enforcement of a daily fine, as well as an increase in the amount of the fine. Rumo, in turn, filed a declaratory action to provide the correct interpretation of the TAC, since its commitment was to try to obtain cargo in sufficient volume to carry out the transport. Periodically, the company holds seminars in the region, but so far has not managed to attract interested parties to provide the services. The lawsuits are in the first instance, awaiting a Judicial decision. There was a request to suspend the lawsuit to attempt an agreement and, in parallel, Malha Sul, the Union and ANTT entered into an agreement to adjust the criteria used to determine the value for the return of the segment. The total contingency for this case is R$ 130,239, of which 50% is provisioned and the remainder is classified as a possible contingency.
(ii)	In November 2021, the Administrative Council for Economic Defense (“CADE”), in judging the administrative process initiated based on a complaint from a former customer, condemned its subsidiary Rumo to pay a fine in the updated amount of R$ 339,811. The decision was upheld in the judgment of the motions for clarification. The setting of this amount contradicts precedents of CADE itself, both in relation to the calculation basis and the rate used, which is why the Company filed an action to annul the decision, which is currently under appeal. basis on the technical analysis of its external legal team, Rumo assesses the risk of losing a portion of R$ 31,262 (for which it has recorded a provision) as probable and classifies the difference as a possible contingency. Rumo entered into a judicial agreement to settle the dispute in the amount of R$ 18,173

Environmental:

(i)	Moove is a defendant in a Public Civil Action (“ACP”) seeking compensation for environmental pollution that occurred in the former area of Companhia Usina de Liabilities. Several ACPs were filed against different companies. In February 2024, one of the ACPs was amended, with the amount attributed by the Public Prosecutor's Office being R$ 365,319, and the action was dismissed and archived. In another ACP, the Company's liability was delimited, and an agreement was reached in February 2025 for R$ 287,500, which has already been approved by the judge and is in the enforcement phase.
(ii)	In 2013, Rumo Malha Paulista was fined by the Brazilian Institute of Environment and Renewable Natural Resources (“IBAMA”) for alleged damage to water resources. The company filed a defense and, in September 2021, requested recognition of the statute of limitations. Analysis of the merits of the case is pending. The amount involved is R$ 221,256.
(iii)	In 2014, the subsidiary Rumo Malha Sul was fined by IBAMA for alleged oil spills in violation of regulations. An administrative appeal was filed, and a decision was handed down in fiscal year 2025 granting Rumo Malha Sul's request to annul the fine in recognition of the administrative statute of limitations. The amount involved was R$ 211,377, and the case was dismissed.

129

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Regulatory:

(i)	Rumo Malha Paulista is a party in a compensation lawsuit filed by the former Rede Ferroviária Federal S.A. (“RFFSA”), succeeded by the Union, due to the deactivation of the railway's electric traction system. The total value of the claims amounts to R$96,922, for which there is no provision. In February 2023, a judgment of dismissal was issued. In December 2024, a ruling was handed down partially upholding the Union's appeal, and Rumo filed a special appeal against the conviction and the calculation parameters.

Labor:

	Parent Company		Consolidated
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Labor claims	15,513	10,189	814,364	690,535
	15,513	10,189	814,364	690,535

Rumo Malha Paulista is a party in a class action lawsuit currently being processed in the Labor Court. The lawsuit originated from an inspection carried out at MS Teixeira, a subcontractor of Prumo Engenharia Ltda. (Prumo Engenharia), which, in turn, was contracted by Rumo. The inspection alleged that the workers at MS Teixeira were working in degrading conditions analogous to slavery.

Prumo Engenharia assumed full responsibility for the employees' situation, including labor and contractual liabilities, as well as all damages arising from the alleged working conditions established by its subcontractors. Prumo Engenharia terminated the employment contracts of these workers, which were approved by the then Ministry of Labor and Employment, without any participation from Rumo.

Furthermore, a criminal investigation was initiated against Rumo, which was later dismissed. However, the Labor Public Prosecutor's Office filed a class action lawsuit against Rumo Malha Paulista, without including Prumo in the litigation, requesting payment of compensation for collective moral damages in the amount of R$ 100,000 (among other commitments). The action was partially successful, condemning the subsidiary to obligations to act and refrain from acting, as well as collective moral damages in the amount of R$ 15,000.

Rumo reached an agreement with the Labor Prosecutor's Office, in which it undertook to comply with several obligations related to working conditions and paid compensation in the amount of R$ 20,000, destined for various social entities. The agreement was judicially approved by the Superior Labor Court.

After the approval, the Attorney General's Office (“AGU”) filed an appeal questioning, solely and exclusively, the destination of the compensation, since, in the view of the Attorney General's Office, the compensation should be allocated to the Workers' Assistance Fund (“FAT”). The appeal was judged and not granted, maintaining the allocation of the amounts as per the agreement signed.

The Company proved payment and presented evidence of compliance with the agreement's obligations in the case files and is awaiting a declaration of full compliance with the agreement by the Court.

In 2025, the Labor Public Prosecutor's Office filed a Rescission Action against Rumo and the Attorney General's Office (AGU), requesting the annulment of two clauses of the agreement: (i) registration of companies in the Register of Employers that have subjected workers to conditions analogous to slavery and (ii) disclosure of the agreement on the government website of the Ministry of Labor and Social Security. The defense presented is awaiting judgment.

130

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

17 Shareholder's equity

a) Share capital

Accounting policy:

Equity is reduced by the incremental costs directly attributable to the issuance of common shares. In accordance with the policy outlined in Note 15 - Income tax and social contribution, transaction costs related to income tax are accounted for in accordance with Note 15 - Income tax and social contribution.

Transactions involving group shareholders are allocated within Equity Transactions - Capital reserve, such as share-based payments and changes in interests in subsidiaries.

On April 30, 2025, at an Annual General Meeting (“OGM”), the Company's shareholders approved a reduction in the Company's share capital in the amount of R$ 649,805, with the objective of absorbing the balance of the Accumulated Losses account.

On October 23, 2025, an Extraordinary General Meeting approved an increase in the Company's share capital by up to 8,000,000,000 common shares. As mentioned in note 1, on November 14, 2025, the Company issued 2,100,000,000 shares at a price of R$ 5.00 per share, totaling R$ 10,500,000, of which R$ 2,100,000 were allocated to share capital and R$ 8,400,000 to capital reserves. The share capital increased from R$ 8,182,739 to R$ 10,282,739. The following is a breakdown of the net capital raised after expenses incurred:

Capital increase	2,100,000
Increase in capital reserves	8,400,000
Expenses deducted from fundraising (i)	(230,000)
Net balance raised	10,270,000

(i)	Of the total expenses deducted from the funds raised, the amount of R$ 219,760 was the cash disbursement in the 2025 fiscal year.

As of December 31, 2025, the subscribed capital was R$ 10,282,739 (R$ 8,832,544 as of December 31, 2024), fully paid up and represented by 3,966,570,932 registered, book-entry common shares with no nominal value.

As of December 31, 2025, the Company's share capital consisted of:

	Common shares
Shareholding structure	Amount	%
Aguassanta Holdings (Controller)	672,312,930	16.95%
Shareholding block	1,450,000,000	36.56%
Aguassanta	150,000,000
Other investors	1,300,000,000
Board of Directors	19,415,029	0.49%
Free float	1,817,700,638	45.82%
Outstanding shares	3,959,428,597	99.82%
Treasury shares	7,142,335	0.18%
Total	3,966,570,932	100.00%

b) Treasury shares

Accounting policy:

Treasury shares consists of shares that have been repurchased by the company for specific and limited purposes. Cosan holds the necessary number of shares for future employee share-based payment plans, and the volume is treated similarly to treasury shares for accounting purposes.

On January 14, 2025, the Company repurchased 4,200,000 shares of its own issuance for a total amount of R$ 34,022, resulting in an average cost of R$ 8.10 per share.

As of December 31, 2025, the Company held 7,142,335 treasury shares (compared to 3,747,965 shares as of December 31, 2024), with a market price of R$ 5.30.

131

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

c) Statutory reserve – special reserve

Accounting policy:

The purpose of the statutory reserve is to strengthen working capital and finance the maintenance, expansion, and development of the activities that comprise the company's corporate purpose.

d) Legal reserve
Accounting policy: The legal reserve is constituted by appropriating 5% of the net profit for the fiscal year, up to a limit of 20% of the share capital, in accordance with Law No. 6,404/76.

e) Dividends

Accounting policy:

According to the Company's bylaws, at the end of each fiscal year, a minimum mandatory dividend is allocated, corresponding to 25% of the annual net profit adjusted for changes in the equity of the reserves, in accordance with corporate law.

Dividends, the allocation of net profit for the fiscal year, and the excess of profit reserves, as determined in article 199 of the Brazilian Corporations Law (Law No. 6,404/76), will be subject to resolutions at the next Annual General Meeting.

i. Receivable

Parent Company	Investment in subsidiaries (i)	Investments in joint venture	Total
Balance as of January 1, 2024	99,194	219,941	319,135
Declared dividends	3,171,126	13,593	3,184,719
Capital Increase	(127,080)	—	(127,080)
Other movements	9,501	—	9,501
Dividends received	(3,138,556)	(228,342)	(3,366,898)
Balance as of December 31, 2024	14,185	5,192	19,377
Declared dividends	729,315	904	730,219
Other movements	(178)	(8)	(186)
Dividends received	(657,002)	(5,184)	(662,186)
Balance as of December 31, 2025	86,320	904	87,224

(i)	See the breakdown of the balance in note 9.1.a.

132

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Consolidated	Investment in associates (ii)	Investments in joint venture	Total
Balance as of January 1, 2024	35,836	219,941	255,777
Declared dividends	1,175,775	119,647	1,295,422
Other changes	(84,945)	—	(84,945)
Dividends received	(1,018,794)	(293,912)	(1,312,706)
Balance as of December 31, 2024	107,872	45,676	153,548
Declared dividends	125,231	904	126,135
Other changes	(91,173)	(36)	(91,209)
Dividends received	(107,424)	(45,640)	(153,064)
Balance as of December 31, 2025	34,506	904	35,410

(ii)	See the breakdown of the balance in note 9.1.b.

ii. Payable

	Parent Company	Consolidated
Balance as of January 1, 2024	276,065	549,054
Declared dividends	566,401	2,994,771
Dividends paid to preferred shareholders	—	(668,022)
Dividends paid	(838,971)	(2,779,081)
Balance as of January 1, 2025	3,495	96,722
Declared dividends	—	2,831,692
Dividends paid to preferred shareholders	—	(994,592)
Dividends paid	—	(1,698,703)
Other changes	(3,495)	(8,635)
Balance as of December 31, 2025	—	226,484

c) Other comprehensive income

	December 31, 2024	Comprehensive income (loss)	December 31, 2025
(Loss) income on cash flow hedge	(1,880,779)	200,259	(1,680,520)
Foreign currency translation differences	2,375,524	(55,037)	2,320,487
Actuarial (losses) gains on defined benefit plan	(84,886)	972	(83,914)
Fair value loss on financial liabilities designated at fair value through the outcome attributable to changes in credit risk	—	(61,979)	(61,979)
Losses in the measurement of a derivative financial instrument	15,000	(15,000)	—
Change in the fair value of a financial asset	50,920	—	50,920
Total	475,779	69,215	544,994

Attributable to:
Owners of the Company	565,855	59,699	625,554
Non-controlling interests	(90,076)	9,516	(80,560)

133

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	December 31, 2023	Comprehensive loss (income)	December 31, 2024
(Loss) income on cash flow hedge	(1,487,128)	(393,651)	(1,880,779)
Foreign currency translation differences	1,838,413	537,111	2,375,524
Actuarial (losses) gains on defined benefit plan	(192,201)	107,315	(84,886)
Loss on the measurement of a derivative financial instrument	15,000	—	15,000
Change in the fair value of a financial asset	50,920	—	50,920
Total	225,004	250,775	475,779

Attributable to:
Owners of the Company	314,325	251,530	565,855
Non-controlling interests	(89,321)	(755)	(90,076)

18 Earnings per share

Accounting policy:

Earnings per share, both basic and diluted, are a financial indicator that shows a company's net income per common share outstanding.

a) Basic Result per Share

Basic earnings per share are calculated by dividing earnings attributable to the Company's shareholders by the weighted average number of common shares outstanding during the fiscal year, excluding common shares purchased by the Company and held as treasury shares.

b) Result Diluted by Share

Diluted earnings per share are calculated by dividing the income attributable to the holders of common capital of the parent company by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued upon conversion of all potentially dilutive common shares into common shares.

The following table presents the calculation of earnings per share (in thousands of reais, except for amounts per share):

Basic and diluted – Continued operation	Twelve months ending on December 31,
	2025	2024
Results attributable to holders of common share of the Company used in the calculation of basic earnings per share.	(9,722,125)	(9,608,882)
Diluting effect of the share-based plan of subsidiaries	(201)	—
Results attributable to holders of common share of the Company used in the calculation of diluted earnings per share.	(9,722,326)	(9,608,882)

Weighted average of the number of common shares in circulation – basic (in thousands of shares)
Basic	2,498,037	1,862,704
Share repurchases	(27,762)	(257)
Diluted	2,470,275	1,862,447

Earnings per share
Basic	R$(3.89)	R$(5.16)
Diluted	R$(3.94)	R$(5.16)

134

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Basic and diluted – Discontinuous operation	Twelve months ending on December 31,
2024
Results attributable to holders of the Company's common share used in the calculation of basic and diluted earnings per share.	185,087
Results attributable to the Company's common shareholders used in the calculation of diluted earnings per share.	185,087

Weighted average number of common shares outstanding - basic (in thousands of shares)
Basic	1,862,704
Diluted share-based payment plan	7,354
Diluted	1,870,058

Earnings per share
Basic	R$0.10
Diluted	R$0.10

Diluting instruments

Share repurchase plan: 27,762,353 shares related to the Company's share buyback plan were included in the calculation of diluted earnings (loss) per share, as their potential effect is to reduce earnings per share (or increase loss per share, in the case of a negative result).

Anti-dilution instruments

Share-based Payment Plan: 6,023,178 shares (7,353,624 as of December 31, 2024) related to the Company's share-based payment plan were analyzed for the calculation of diluted earnings per share. However, these shares did not impact the calculation of diluted earnings per share for the twelve-month period ended December 31, 2025, as their potential effect would be to increase earnings per share (or reduce loss per share), thus acting as anti-dilutive shares.

19 Net sales

Accounting policy:

The Company presents gross revenue from sales and services, sales deductions, rebates and taxes, as required for Brazilian companies according to Law No. 6,404/76, Section V, Art. 187. The main sources of revenue are:

i.  Sale of products

Sales revenues are recognized when (or as) the Company satisfies the performance obligation by transferring the product or service to the customer. The asset is transferred when (or as) the customer obtains control of that asset. Revenue is recognized at that point, provided that revenue and costs can be measured reliably, the receipt of consideration is probable, and there is no continuing managerial involvement with the products.

The lubricants are sold in identified contracts with individual customers and in sets, as a package of goods or services.

Some lubricant sales contracts cannot be purchased separately from a package of services. However, the goods and services are clearly distinguished in the contracts. This type of sales represents two separate performance obligations and, therefore, revenue will be recognized for each of these performance obligations when control of the respective goods and services is transferred to the customer. The transaction price is allocated to different performance obligations based on the stand-alone selling price, in which revenues are identified, measured and recorded separately. Trade incentives, including cash incentives, volume discounts and rebates, and free or discounted goods or services, are accounted for as a reduction in revenue.

ii. Billed revenue

The Company, through distributors directly and indirectly controlled by Compass Gás e Energia, provides natural gas distribution services in the locations where they hold the concession right. The fair value and selling prices of individual services are broadly similar.

Gas distribution revenue is recognized when its value can be reliably measured, and is recognized in the income statement in the same period in which the volumes are delivered to customers based on monthly measurements performed.

135

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

iii.Unbilled revenue

Unbilled natural gas distribution revenue refers to the portion of gas supplied for which metering and billing to customers have not yet occurred. This amount is estimated by considering the average daily billed volume multiplied by the number of unbilled days and by the consumption behavior in the Company's distribution network during the unbilled period compared to the billed period. In addition, the applicable tariff approved by the regulatory authority is applied to the referred volume.

Actual volume billed may vary from estimates. The Company believes, based on past experience with similar operations, that the estimated amount of unbilled services will not differ significantly from the actual amount.

iv.  Concession construction revenue

The construction of the necessary infrastructure for gas distribution is regarded as a construction service provided to the Granting Authority, and revenue is recognized over time using the incurred cost method. The costs are deducted from income when they are incurred.

Advances received are accounted for as contractual liabilities.

v.    Services rendered

Revenue is recognized over time as services are provided. The stage of completion to determine the amount of revenue to be recognized is evaluated based on assessments of progress of work performed.

If services under a single contract occur in different periods, consideration is allocated based on their individual sales prices. The individual selling price is determined on the basis of the list prices at which the Company sells the services in separate transactions.

vi.  Logistics services provided

Revenues from the provision of services are recognized when the entity transfers to the counterpart the significant risks and benefits inherent to the provision of services, when it is probable that the economic benefits associated with the transaction will flow to the Company, as well as when its related value and incurred costs can be reliably measured.

Service prices are fixed based on service orders or contracts. The Company’s revenue is basically comprised of rail freight, road freight, container transport and port elevation services, which is why the above criteria are normally met to the extent that the logistics service is provided.

vii. Lease Revenues

Rental revenue is recognized on a straight-line basis over the term of each contract, to the extent that the contracts transfer to customers the right to use the assets for a period in exchange for consideration to the subsidiary that can be measured reliably.

viii. Sale of properties for investment

Revenue comprises the fair value of the consideration received or receivable for the disposal of investment property in the ordinary course of the subsidiaries’ activities. Revenue is presented net of taxes, returns, allowances and discounts, and in the consolidated financial statements after eliminating sales within the subsidiary. Revenue is recognized when the subsidiary fulfils all the obligations and promises identified in the contract for the transfer of the assets to the customer.

	Consolidated
	Twelve months ending on December 31,
	2025	2024
Gross revenue from the sale of products and services	46,069,211	50,141,542
Construction revenue	1,568,285	1,602,284
Indirect taxes and other deductions	(7,218,900)	(7,793,084)
Net sales	40,418,596	43,950,742

136

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	Consolidated
	Twelve months ending on December 31,
	2025	2024
At a point in time
Natural gas distribution	12,844,764	16,186,692
Lubricants, base oil and other	8,812,257	9,424,869
Lease and sale of property	653,785	1,441,809
Other	2,194,419	596,632
	24,505,225	27,650,002
Over time
Railroad transportation services	13,053,660	13,251,052
Construction revenue	1,568,285	1,602,284
Container operations	794,116	685,337
Other services	507,874	823,500
	15,923,935	16,362,173

Eliminations	(10,564)	(61,433)

Total net sales	40,418,596	43,950,742
20 Costs and expenses by nature

Accounting policy:

The Company and its subsidiaries account for natural gas distribution concession contracts using the intangible asset model in accordance with IFRIC 12 / ICPC 01 and IAS 38 / CPC 04 and classify the amortization of the concession contract as cost of sales.

Expenses are presented in the statement of profit or loss and other comprehensive income by function. The reconciliation of revenues, costs, and expenses by nature/purpose is as follows:

	Parent Company		Consolidated
	Twelve months ending on December 31,		Twelve months ending on December 31,
	2025	2024	2025	2024
Raw materials	—	—	(6,844,761)	(7,134,069)
Commodity cost (natural gas)	—	—	(9,798,394)	(12,083,199)
Railroad transport and port elevation expenses	—	—	(3,260,552)	(3,129,514)
Other transport	—	—	(506,805)	(484,136)
Depreciation and amortization	(23,490)	(15,862)	(3,890,832)	(3,868,583)
Personnel expenses	(115,058)	(234,779)	(3,183,083)	(3,115,478)
Construction cost	—	—	(1,568,285)	(1,602,284)
Third-party services expenses	(61,869)	(55,483)	(923,519)	(901,372)
Selling expenses	(34)	(81)	(3,181)	(42,815)
Cost of properties sold	—	—	(82,216)	(746,956)
Other	(87,230)	(61,949)	(1,559,250)	(1,548,827)
	(287,681)	(368,154)	(31,620,878)	(34,657,233)

Cost of sales	—	—	(27,242,987)	(30,236,061)
Selling expenses	—	—	(1,850,143)	(1,575,890)
General and administrative expenses	(287,681)	(368,154)	(2,527,748)	(2,845,282)
Total	(287,681)	(368,154)	(31,620,878)	(34,657,233)

137

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

21 Other operating income (expenses), net

	Parent Company		Consolidated
	Twelve months ending on December 31,		Twelve months ending on December 31,
	2025	2024	2025	2024
Tax credits	113	15,861	219,305	60,282
Change in fair value of investment properties (Note 11.5)	—	—	1,441,276	1,273,033
Result on disposals and write-offs of fixed and intangible assets	—	(16)	(99,324)	141,863
Result on sale of investments	—	—	32,375	(383,205)
Gain previously recognized in other comprehensive income reclassified to profit or loss upon disposal of investment	206,388	—	206,388	—
Net effect of provisions for legal proceedings, legal claims, recoverables and tax installments	(56,902)	(47,391)	(333,659)	(313,876)
Result of commercial operations (i)	—	—	664,597	—
Contractual agreement and others	—	—	—	689,764
Reversal of other provisions	—	—	—	291,032
Other income	34,752	78,059	179,685	168,245
Net impairment loss (Note 11.6)	(265,880)	—	(1,493,752)	(3,155,400)
Gain from corporate restructuring	—	—	—	168,855
Loss of profits and material damages of fixed assets (ii)	—	—	998,794	—
Other	(29,053)	(172,664)	(148,166)	(546,159)
Total	(110,582)	(126,151)	1,667,519	(1,605,566)

(i)	This refers, substantially, to the contractual agreement with a supplier due to the non-use of the total quantity stipulated in the contract, for which the subsidiary Compass was compensated, as well as to the financial settlement result arising from a load optimization transaction for certain commercial contracts, within the scope of executing the commercial strategy in the ordinary course of its business.
(ii)	The balance for the twelve-month period ended December 31, 2025, is comprised of R$ 130,271 from Rumo S.A. and R$ 868,523 from Moove.

138

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

22 Financial results

Accounting policy:

Financial revenues comprises:

•          Interest Revenue on invested funds;

•          Gains arising from changes in the fair value of financial assets measured at fair value through profit or loss;

•          Gains arising from changes in the fair value of pre-existing interests in business combinations;

•          Gains on hedging instruments that are recognized in profit or loss;

•          Reclassifications to the result of net gains previously recognized in other comprehensive income.

Interest income is recognized in profit or loss using the effective interest rate method.

Financial expenses comprises:

•          Expenses related to interest on loans and borrowings;

•          Recognition of deductible provisions and deferred charges;

•          Losses on the sale of financial assets;

•          Losses arising from changes in the fair value of financial assets measured at fair value through profit or loss and contingent consideration;

•          Impairment losses on financial assets (excluding accounts receivable);

•          Losses on hedging instruments recognized in profit or loss;

•          Reclassifications of net losses previously recognized in other comprehensive income.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign exchange gains and losses arising from financial assets and liabilities are presented on a net basis as financial income or expense, depending on whether variations in the foreign currency result in a positive or negative position.

139

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The details of financial income and expenses are as follows:

	Parent Company		Consolidated
	Twelve months ending on December 31,		Twelve months ending on December 31,
	2025	2024	2025	2024
Cost of gross debt
Interest on debt	(2,147,672)	(1,820,040)	(6,441,757)	(5,767,426)
Monetary and exchange rate variation	799,673	(1,969,526)	2,473,085	(5,795,089)
Derivatives and fair value measurement (i)	(1,855,815)	1,827,880	(4,523,652)	3,787,479
Amortization of borrowing costs	(87,811)	(21,009)	(452,944)	(113,136)
Discounts obtained from financial operations	—	—	186,681	—
Guarantees and warranties	—	—	(19,374)	(36,079)
	(3,291,625)	(1,982,695)	(8,777,961)	(7,924,251)
Income from financial investments and exchange rate in cash and cash equivalents	682,636	200,927	2,505,285	1,975,811
Changes in fair value of investments in listed entities	87,844	—	87,844	—
	770,480	200,927	2,593,129	1,975,811

Cost of debt, net	(2,521,145)	(1,781,768)	(6,184,832)	(5,948,440)

Other charges and monetary variations
Interest on other receivables	54,113	63,336	728,102	464,883
Interest of other financial assets	(14,894)	—	(14,894)	—
Leases and concessions agreements	—	—	(517,451)	(387,044)
Interest on leases	(2,419)	(3,005)	(647,750)	(641,144)
Interest on shareholder's equity	—	(1,295)	(50,337)	(44,464)
Interest on contingencies and contracts	(103,736)	(19,362)	(470,301)	(605,231)
Interest on sectorial assets and liabilities	—	—	(111,245)	(88,170)
Bank charges and other	(40,312)	(40,703)	(141,873)	155,624
Foreign exchange, net	(113,737)	(3,513,820)	(380,840)	(1,655,731)
	(220,985)	(3,514,849)	(1,606,589)	(2,801,277)

Financial results, net	(2,742,130)	(5,296,617)	(7,791,421)	(8,749,717)

Reconciliation
Finance expense	(2,822,014)	(2,357,419)	(8,949,615)	(7,637,116)
Finance income	875,774	291,426	3,583,317	2,655,899
Exchange variation, net	1,434,193	(3,557,941)	2,397,352	(5,741,359)
Derivatives	(2,230,083)	327,317	(4,822,475)	1,972,859
Financial results, net	(2,742,130)	(5,296,617)	(7,791,421)	(8,749,717)

(i)	The variation was primarily driven by the depreciation of the U.S. dollar against the Brazilian real - with the average PTAX exchange rate decreasing from R$ 6.19 on December 31, 2024 to R$ 5.50 on December 31, 2025 (11.2% appreciation of the real).

140

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

23 Post-employment benefits

Accounting policy

The cost of defined benefit pension plans and other post-employment and the present value of the pension obligation is determined using actuarial valuations. An actuarial valuation involves the use of various assumptions which may differ from actual results in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. A defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed by management at each reporting date.

i. Defined Contribution Plans

A defined contribution plan is a post-employment benefit plan in which the Company pays fixed contributions to a separate entity and has no legal or constructive obligation to pay additional amounts. Obligations for contributions to defined contribution plans are recorded as an employee benefit expense in the financial results during the periods in which the related services are rendered by employees. Contributions to a defined contribution plan that are due more than 12 months after the end of the service period are discounted to their present value.

The Company sponsors a defined contribution private pension plan named Plano de Aposentadoria FuturaFlex (for the employees of Compass, Comgás and Commit), managed by FuturaMais – Complementary Pension Fund Entity (Entidade de Previdência Complementar (formerly named RaizPrev – Private Pension Fund Entity (Entidade de Previdência Privada), which merged Futura II – Entidade de Previdência Complementar). The Entity has administrative, asset and financial autonomy, and has as object the management and execution of social security benefit plans, as defined in the Regulation of Benefit Pension Plans.

The Company has no legal or contractual obligations that may generate the need to make additional extraordinary contributions if the plan presents a deficit result.

ii. Variable contribution

A variable contribution plan is also known as a mixed plan that brings together aspects of the BD – defined benefit and the DC – defined contribution.

The Company and its subsidiaries sponsor a supplementary pension plan structured as a Variable Contribution plan, called the Futura II Retirement Plan. Also managed by FuturaMais, it combines the characteristics of Defined Contribution for scheduled benefits (normal and early retirement) and Defined Benefit for risk benefits (sick pay, disability, lump sum payment and survivor's pension).

Compagas offers a mixed-type defined contribution plan, characterized by the accumulation of savings during employees' working lives, which are converted into a lifetime annuity upon retirement.

The main risks of this plan are a longer life expectancy for beneficiaries and higher wage growth compared to those considered in the calculations.

iii. Defined benefit

The defined benefit plan is a plan in which the participants have the due benefit established by means of regulatory provisions. The cost is determined through actuarial evaluations, which are conducted at least annually based on assumptions.

Retirement Plan

The Retirement Plan, administered by Futura – Entidade de Previdência Complementar and sponsored by Cosan Lubricants e Especialidades SA, has been closed and in the process of being phased out since 2011.

According to the regulations, the Company adopts a provision for the present value of benefits, and beneficiaries receive an annuity according to the plan. The main actuarial risks are:

a) Greater survival compared to that specified in the mortality tables;

b) Return on shareholders’ equity lower than the discount rate used in the actuarial assessment , plus the accumulated IGP-DI; and

c) Actual family structure differs from established retirement assumptions.

141

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Health insurance

The Company has defined benefit plans related to medical assistance in the subsidiaries Comgás and Compagas. The Subsidiary Comgás offers the following post-employment health care benefits, granted to former employees and their dependents who retired up to May 31, 2000. After this date, only employees with 20 years contribution to Social Security (Instituto Nacional do Seguro Social), or “INSS,” and 15 years uninterrupted work at the Company up to May 31, 2000, are entitled to this defined benefit plan, provided that, on the date of retirement, they were working at the Company.

Compagas offers the Pró-Saúde Plan for employees and their dependents, with monthly contributions from the sponsor and employees. Beneficiaries on retirement will have the right to remain in the plan for life.

The main risks of this plan are the longer survival of the beneficiaries and the higher cost of medical inflation compared to those considered in the calculations.

The liability recognized on the balance sheet relating to the defined benefit post-employment plan is calculated annually by independent actuaries.

The amount recognized in the balance sheet in respect of post-employment benefit plan liabilities represents the present value of the obligations, less the fair value of the assets, including actuarial gains and losses. Remeasurements of the net obligation, which include actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset cap (if any, excluding interest), are recognized immediately in other comprehensive income (ORA). Net Interest and other expenses related to the defined benefit plan are recognized in profit or loss.

Actuarial losses arising from adjustments basis on experience and changes in actuarial assumptions are recorded directly in shareholders’ equity, as other comprehensive income (ORA), when incurred.

	Consolidated
	December 31, 2025	December 31, 2024
Defined contribution
Futura II	386	298
Defined benefit
Futura	146,225	141,050
Health Insurance	389,815	385,272
	536,040	526,322
Total	536,426	526,620

Details of current plans

a) Defined contribution

During the year ended December 31, 2025, the amount of employee contributions paid by the Company was R$ 1,323 (R$ 111 as of December 31, 2024).

b) Defined benefit

The subsidiary Cosan Lubrificantes e Especialidade (“CLE”) sponsors Futura – Entidade de Previdência Complementar (“Futura”), formerly known as Previd Exxon – Entidade de Previdência Complementar. Futura's main objective is to provide supplementary benefits, within certain limits established in the Retirement Plan regulations. This plan was modified to be closed to new participants and approved by the competent authorities on May 5, 2011. During the fiscal year ended December 31, 2025, contributions totaled R$ 19,240 (R$ 16,252 in the fiscal year ended December 31, 2024). The weighted average duration of the obligation is 7.7 years as of December 31, 2025, and 8.9 years as of December 31, 2024. In 2026, CLE expects to make a contribution of R$ 18,624 in relation to its defined benefit plan.

142

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

In addition, the indirect subsidiary Compagás performed the actuarial analysis of the defined benefit pension plan, which is in surplus and, therefore, no balances were recorded. The details are below:

December 31, 2025
Liability at year-end	(46,780)
Financial assets at year-end	54,476
Surplus recognized	7,696
Asset limit effect	(7,696)
Liability to be recognized	—

c) Medical plan

Obligations related to post-employment benefit plans, which include medical assistance and retirement incentives, sick pay and disability pension.

The defined benefit pension plan is governed by Brazilian labor laws, which required final salary payments to be adjusted by the consumer price index at the time of payment during retirement. The level of benefits provided depends on the member's length of service and salary at retirement age. During the fiscal year ended December 31, 2025, contributions totaled R$30,891 (R$31,169 in the fiscal year ended December 31, 2024). The weighted average duration of the health plan obligation was 9.9 years (8.9 years as of December 31, 2024) at the indirect subsidiary Comgás and 17.7 years (20.4 years as of 2024) at the indirect subsidiary Compagas. In 2026, subsidiaries expect to make a contribution of R$46,373 to their defined benefit plan.

Breakdown and changes in current plans

The details of the present value of the defined benefit obligation and the fair value of the plan assets are presented below:

	December 31, 2025	December 31, 2024
Actuarial obligation at beginning of the year	1,018,300	1,141,841
Current service cost	378	386
Business combination	—	9,560
Interest on actuarial obligation	111,130	105,302
Actuarial gain arising from financial assumptions	(3,747)	(170,791)
Actuarial (gain) loss arising from experience adjustment	(8,188)	23,181
Actuarial loss arising from demographic assumptions	—	505
Benefits paid	(96,934)	(91,684)
Actuarial obligation at the end of the year	1,020,939	1,018,300

Fair value of plan assets at the beginning of the year	(491,978)	(524,527)
Interest income	(51,452)	(46,423)
Return on investments in the year (excluding interest income)	11,730	34,709
Employer contributions	(50,133)	(43,340)
Benefits paid	96,934	87,603
Fair value of plan assets at the end of the year	(484,899)	(491,978)

Defined benefit liabilities, net	536,040	526,322

143

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The total expense recognized in financial results is as follows:

	December 31, 2025	December 31, 2024
Current service cost	(378)	(386)
Interest on actuarial obligation	(59,678)	(58,879)
	(60,056)	(59,265)

Total amount recognized as other comprehensive income:

	December 31, 2025	December 31, 2024
Accumulated at the beginning of the year	290,378	180,311
Actuarial gain arising from financial assumptions	3,486	168,351
Actuarial (loss) gain arising from experience adjustment	8,449	(23,575)
Return on investments in the year (excluding interest income)	(11,730)	(34,709)
Accumulated at the end of the year	290,583	290,378

The plan's assets consist of the following:

	December 31, 2025		December 31, 2024
	Value	%	Value	%
Fixed income	484,112	100.00%	491,194	100.00%
	484,112	100.00%	491,194	100.00%

Plan assets consist of financial assets quoted on active markets and are therefore classified as Levels 1 and 2 in the fair value hierarchy. The expected rate of return on plan assets is determined based on market expectations applicable to the period during which the obligation is to be settled at the time the rate is determined.

The following are the primary assumptions used to determine the Company's and its subsidiaries' benefit obligations:

	Futura		Health insurance Compagas		Health insurance Comgás
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Discount real rate	11.13%	11.07%	7.22% p.a.	7.43% p.a.	7.27% p.a.	12.14% p.a.
Inflation rate	3.50%	3.50%	3.90% p.a.	4.96% p.a.	4.00% p.a.	4.50% p.a.
Future salary increases	N/A	N/A	1.00% p.a.	1.00% p.a.	N/A	N/A
Aging factor	N/A	N/A	2.20% p.a.	2.20% p.a.	3.00% p.a.	3.00% p.a.
Future pension increases	3.50%	3.50%	1.00% p.a.	1.00% p.a.	3.00% p.a.	3.00% p.a.
Overall mortality (segregated by sex)	N/A	N/A	AT-2000 (sex-segregated basic)	AT-2000 (sex-segregated basic)	AT-2000 (10% smoothed)	AT-2000 (10% smoothed)
Disabled mortality	N/A	N/A	Winklevoss	Winklevoss	IAPB-1957	IAPB-1957
Entry into disability (modified)	N/A	N/A	TASA 1927	TASA 1927	UP-84 Modified	UP-84 Modified
Turnover	N/A	N/A	1.49% p.a.	1.43% p.a.	0.60 / (length of service + 1)	0.60 / (length of service + 1)
Retirement age	N/A	N/A	N/A	N/A	100% at age 60	100% at age 60

144

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Sensitivity analysis

The discount rate is one of the key actuarial assumptions, as it affects the defined benefit obligation. The table below presents the sensitivity of the defined benefit obligation to changes in the discount rate, while keeping the other assumptions constant:

	Discount rate		Medical inflation
	Increase 0.50%	Reduction 0.50%	Increase 0.50%	Reduction 0.50%
Futura	609,697	652,378	611,199	654,754
Health insurance	(16,918)	18,410	335	(321)

There have been no changes regarding biometric and demographic assumptions compared to previous years and the methods adopted in preparing the sensitivity analysis.

24 Share-based payments

Accounting policy:

The fair value of share-based compensation benefits, on the grant date, is recognized as a personnel expense, with a corresponding increase in shareholders’ equity, over the period in which employees irrevocably acquire the right to the benefits (vesting period), proportionally to the time elapsed.

The amount recognized as an expense is adjusted to reflect the number of shares for which the service conditions and non-market-based vesting conditions are expected to be met. Thus, the amount finally recognized as an expense is based on the number of shares that actually meet these conditions at the vesting date. For non-vesting share-based payment benefits, the fair value at the grant date already incorporates these characteristics, and there are no subsequent adjustments arising from differences between expected and actually granted benefits.

The fair value of the amount payable to employees for share appreciation rights (stock appreciation rights - "SARs"), when settled in cash, is recognized as an expense, with a corresponding increase in liabilities, over the fiscal year in which employees irrevocably acquire the right to receive them. The liability is revalued at each balance sheet date and at the settlement date, basis on the fair value of the stock appreciation rights. Changes resulting from this revaluation are recognized in profit or loss as personnel expenses.

As of December 31, 2025, the Company has the following share-based payment arrangements:

Programs granted up to December 31, 2024 and still in force

•	Granting of shares (settled in shares), without lock-up period, with delivery of shares at the end of the 5-year vesting period, conditional only on maintaining the employment relationship (service condition).
•	Granting of shares (settled in shares), without lock-up period, with delivery of shares during or at the end of a 3- to 5-year vesting period, subject to:
	i.	Part of the options for maintaining the employment relationship (service condition); and
	ii.	Part of achieving each of the metrics that make up the performance goals (performance conditions).
•	A share-based compensation plan (cash-settled) in which beneficiaries are allocated a specific number of units referenced to a theoretical share price calculated basis on Cosan's consolidated EBITDA for each year. The units will be paid upfront, subject to the fulfillment of contractual conditions, with a vesting period of 3 to 5 years. Payments occur at the end of each cycle (3 to 5 years after the grant date), basis on the converted reference share value at that time.

145

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Grants made in 2025

In the year ended December 31, 2025, the following share-based payments Program was established:

Program	Conditions for vesting
Invest Cosan 2025	Grant: July 31, 2025.

Cosan Invest 2025 Program, awarded on July 31, 2025. The incentive program is conditional on retention and performance actions. Of the total actions in the program, 50% are related to length of service (service condition) for a period of 3 years. The remaining 50% of the program is related to performance targets, requiring the achievement of specific metrics that can vary from 0% to 150%.

Invest Cosan 2025	Grant: November 10, 2025.

Cosan Invest Program 2025, awarded on November 10, 2025. The incentive program is conditional upon retention actions. The total number of actions in the program are related to length of service (service condition) for a period of 6 months.

Phantom Shares 2025 Moove Program	Grant: July 31, 2025.

The incentive program is conditional upon length of service and tied to the occurrence of a liquidity event defined in the program (performance conditions). The options granted to participants may only be exercised after they become vested options, and the maximum term for exercising the Options will be 6 (six) years from the date of grant.

Invest 2025 Program – Rumo	Grant: October 10, 2025.

Stock option programs, without lock-up, with delivery of shares at the end of the three-year vesting period, conditioned on i) part of the options being contingent upon maintaining the employment relationship (service condition) and ii) part upon achieving each of the metrics that make up the performance targets (performance conditions), with the number of performance options granted varying between 0% and 200% depending on performance.

Phantom shares - Compass	Grant: August 1, 2025.
Phantom share plan that provides for the granting of share appreciation rights (“SARs”). SARs offer the opportunity to receive a cash payment equal to the fair value of Compass common share.

146

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

			Number of shares
Award Type / Award Date	Company	Life expectancy (months)	Grants under plans	Exercised / Canceled / transferred	Available	Fair value as of grant date - R$
Share grant program
07/31/2020	Cosan S.A.	60	68,972	(68,972)	—	20.93
07/31/2021 - Invest I	Cosan S.A.	36	424,839	(424,839)	—	24.38
09/10/2021 - Invest II	Cosan S.A.	48	5,283,275	(5,283,275)	—	22.24
10/11/2021 - Invest III	Cosan S.A.	60	806,752	(566,287)	240,465	23.20
07/31/2022 - Invest I	Cosan S.A.	36	846,506	(846,506)	—	18.74
11/22/2022 - Invest Partners	Cosan S.A.	60	377,173	(192,869)	184,304	17.14
01/30/2023 - Invest Partners	Cosan S.A.	36	12,472,325	(7,864,867)	4,607,458	15.26
07/31/2023 - Invest Cosan I - Regular	Cosan S.A.	36	1,047,845	(478,677)	569,168	17.53
12/01/2023 - Invest Cosan III - Associates	Cosan S.A.	60	546,734	(119,209)	427,525	17.68
01/30/2024 - Invest Partners	Cosan S.A.	12	2,322,324	(2,322,324)	—	18.18
07/31/2024 - Program Invest Cosan 2024	Cosan S.A.	36	1,428,479	(308,634)	1,119,845	13.54
07/31/2025 - Program Invest Cosan 2025	Cosan S.A.	36	2,644,661	(214,838)	2,429,823	7.28
11/10/2025 - Program Invest Cosan 2025	Cosan S.A.	6	2,722,482	—	2,722,482	5.00
			30,992,367	(18,691,297)	12,301,070

11/20/2024 - Program SOP 2024	Moove	72	610,940	(610,940)	—	50.05
			610,940	(610,940)	—

11/11/2020	Rumo S.A.	60	776,142	(776,142)	—	20.01
05/05/2021	Rumo S.A.	60	1,481,000	(1,481,000)	—	20.84
09/01/2022	Rumo S.A.	36	1,781,640	(1,781,640)	—	20.36
09/06/2023	Rumo S.A.	36	1,724,867	(277,097)	1,447,770	21.86
08/22/2024	Rumo S.A.	36	2,433,432	(134,748)	2,298,684	23.37
10/01/2025	Rumo S.A.	36	2,350,620	(9,093)	2,341,527	15.74
			10,547,701	(4,459,720)	6,087,981
Share-based compensation plan (settled in cash)
07/31/2019 - Invest I	Moove	60	132,670	(132,670)	—	50.79
07/31/2020 - Invest II	Moove	60	106,952	(106,952)	—	61.89
07/31/2021 - Invest III	Moove	36	80,729	(80,729)	—	102.73
07/31/2022 - Invest IV	Moove	36	77,967	(77,967)	—	135.05
07/31/2023 - Invest V	Moove	36	82,204	(7,228)	74,976	150.98
07/31/2024 - Invest VI	Moove	36	61,372	(2,178)	59,194	234.43
07/31/2025 - Invest VII	Moove	36	61,666	(220)	61,446	283.02
08/01/2023	Compass	36	331,211	(67,962)	263,249	34.12
08/01/2024	Compass	36	376,495	(24,579)	351,916	42.21
11/01/2024	Compass	33	16,969	(4,112)	12,857	42.21
08/01/2025	Compass	36	424,508	(12,901)	411,607	41.92
			1,752,743	(517,498)	1,235,245

Total			43,903,751	(24,279,455)	19,624,296

147

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

a) Reconciliation of outstanding share options

The change in number of share is as follows:

	Parent Company	Consolidated
Balance as of January 1, 2024	20,036,862	31,557,498
Granted	3,750,803	6,856,907
Addition of shares	—	605,005
Exercised/cancels/other	(15,442,518)	(22,394,499)
Balance as of December 31, 2024	8,345,147	16,624,911
Granted	5,367,143	8,203,937
Addition of shares (i)	—	5,377
Exercised/cancels/other	(1,411,220)	(5,209,929)
Balance as of December 31, 2025	12,301,070	19,624,296

(i)	Total accrued shares correspond to the proportional number of dividends, interest on equity and reduction of equity eventually paid or credited by the company to its shareholders between the date of the grant and the end of said vesting exercise.

b) Fair value measurement

The weighted average fair value of the programs granted during December 31, 2025 and 2024 and the main assumptions used in applying the Black-Scholes and Binominal model were as follows:

		Average market price on the grant date	Interest rate	Volatility
Cosan S.A	12/31/2025	6.14	N/A	N/A
	12/31/2024	13.54	N/A	N/A

Compass	12/31/2025	41.92	N/A	N/A
	12/31/2024	45.29	N/A	N/A

Rumo(i)	12/31/2025	15.74	10.41%	25.84%
	12/31/2024	23.37	10.41%	25.84%

Moove(ii)	12/31/2025	283.02	4.05%	42.85%
	12/31/2024	66.97	4.05%	42.85%

Volatility was determined using the following methodology:

(i)	For publicly traded shares, based on the historical volatility of the share price over the thirty days preceding the grant date.
(ii)	For non-publicly traded shares, such as those of Moove, based on the historical volatility of the controlling company’s share price over a period proportional to the term of the plan.

c) Expenses recognized in profit or loss

Share-based compensation expenses included in the statement of profit or loss for the year ended December 31, 2025, were R$ 71,725 (R$ 65,901 as of December 31, 2024).

148

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

25 Subsequent events

The subsequent events below are detailed in Note 2:

•	Settlement of the Vale call spread (Note 2.1.2);
•	Insurance proceeds received by Moove (Note 2.1.3);
•	Conversion of preferred shares by Bradesco (Note 2.1.10);
•	Raízen debt restructuring (Note 2.1.11); and
•	Early redemption of debentures and Senior Notes (Note 2.2.4)

Settlement of TRS on treasury shares

On January 15, 2026, the Company settled the derivative instrument (TRS) with Banco Santander, referenced to treasury shares. The transaction resulted in the acquisition of 52,611,312 shares (ticker: CSAN3) for the amount of R$ 270,422. On the date of authorization of these financial statements, the Company held no other derivative contracts linked to treasury shares.

Coordinated conflict between the United States and Israel against Iran

After the closing date of the fiscal year ended December 31, 2025, in February 2026, an escalation of geopolitical tensions occurred between the United States and Iran, with potential impact on global energy and logistics markets.

Management diligently assessed the risks associated with this event and concluded that, up to the date of authorization of these financial statements, no material impacts were identified on:

•	Cosan’s consolidated operations in Brazil and in the other countries where it operates;
•	The consolidated financial position (including debt, liquidity, and foreign exchange exposure);
•	Commodity prices relevant to the Company, whose observed fluctuations did not materially impact these financial statements.

The Company maintains continuous monitoring of geopolitical developments and their effects on global energy and logistics supply chains. Any future material impacts will be immediately disclosed to the market.

Initial Public Offering (IPO)

On March 5, 2026, Cosan S.A. informed the market that its subsidiary Compass filed the application for registration with the CVM to conduct an initial public offering (IPO) in Brazil. The proposed transaction consists of a secondary offering of common shares, with no issuance of new shares, with the proceeds to be fully allocated to the selling shareholders. Concurrently, Compass requested the admission of its shares to the special listing segment Novo Mercado of B3, subject to applicable regulatory approvals. The terms and conditions of the offering, including the volume of shares and price range, are yet to be defined and depend, among other factors, on approvals by the competent regulatory authorities and the market conditions prevailing at the time of the transaction.

149

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)
26 New accounting standards
26.1 Recent accounting standards adopted by the company

The rules and amendments that came into effect for the fiscal year beginning on or after January 1, 2025, did not have a material impact on the Company's financial statements. The Company has not preemptively adopted any other rule, interpretation, or amendment that has been issued but is not yet in effect.

26.2 New standards and interpretations not yet in force

The new and amended standards and interpretations issued but not yet in effect as of the date of issuance of the Company's financial statements are described below, except for those which, in Management's assessment , do not have the potential to affect the financial statements. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments

On May 30, 2024, the IASB issued amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures to address recent practical issues, improve understanding, and introduce new requirements applicable to companies in general, not only financial institutions.

The amendments:

a)	clarify the recognition and derecognition date of certain financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
b)	clarify and add guidance on assessing whether a financial asset meets the criterion of solely payments of principal and interest (“SPPI test”), including situations involving contingent events;
c)	introduce new disclosure requirements for certain instruments with contractual terms that may alter cash flows (such as financial instruments with features linked to ESG performance targets); and
d)	update disclosure requirements for equity instruments designated at fair value through other comprehensive income (“FVOCI”).

These amendments are effective from January 1, 2026. The Company does not expect these changes to have a material impact on its operations or financial statements.

IFRS 18 - Presentation and disclosure in financial statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1. IFRS 18 establishes new requirements for the presentation of the income statement, including specific totals and subtotals. Furthermore, entities must classify all income and expenses into one of the following five categories: operating, investing, financing, income taxes, and discontinued operations, with the first three categories being new.

The standard also requires the disclosure of performance measures defined by management, subtotals of revenues and expenses, and imposes new requirements for the aggregation and disaggregation of financial information, basis on the "functions" identified in the primary financial statements and accompanying notes.

In addition, some specific changes were made to IAS 7, such as modifying the starting point for determining cash flows from operations using the indirect method, which changes from "profit or loss for the period" to "operating profit or loss," and removing the option to classify dividend and interest cash flows.

The changes to IFRS 18 will take effect for reporting periods beginning on or after January 1, 2027, and will be applied retrospectively. The Company is currently working to identify all the impacts these changes will have on its financial statements and related notes to comply with the new requirement within the established timeframe.

150

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2026

COSAN S.A.
By:	/s/ Rafael Bergman
Name: Rafael Bergman
Title: Chief Financial Officer